Pulte Homes™

Delivering on a Responsible Strategy






2008 Annual Report

A Strategy for the Long Term

Pulte Homes continues to weather the turbulent homebuilding environment by remaining dedicated to the tenets of a responsible Company strategy that considers both near-term challenges and the long-term success toward which we are building. While current challenges garner the bulk of our immediate attention, we remain committed to the long-term priorities that will sustain our Company in the years to come.

Our long-term strategy is centered on:

- **Quality**—We strive to not only build great homes, but to cultivate great customer relationships through the efforts of the industry's most talented and dedicated employee team. Our ultimate goal remains the creation of "Homeowners for Life."
- **Operational Excellence**—To continually improve our operations is not a short-term assignment, but an ongoing journey that unveils incremental opportunities to make our business better. Whether looking for ways to lower costs or improve revenues, Pulte is building a "lean" framework for implementing continuous improvement. We continue to draw on our best practices and processes, and work to standardize the way we approach certain business functions to create repeatable, measurable successes that can drive efficiency across the organization.
- **Financial Performance**—Despite the tough environment we face today, returning to profitability remains key for all stakeholders of Pulte—our employees, customers and shareholders. While returning our income statement to health, we must also follow a long-term approach to our balance sheet. Pulte has always operated with a conservative capital structure that enables us to stay disciplined and preserve flexibility in tough times, as evidenced by our excellent progress on cash flow generation during this downturn.
- **People Development**—Having the right people with the right capabilities in the right positions is an integral part of our strategy for success. We seek to clearly link our employees' goals and development opportunities to the Company's overall vision, and to provide them with career planning, measurement and development tools that will benefit both their personal growth and Pulte Homes' ongoing strategy.

As we look back on our first six decades as a homebuilding company, we believe that what is necessary to sustain us through both upswings and downturns is our ability to execute against our strategy while staying true to the values and philosophy that define Pulte Homes.

This long-term view goes beyond market share and financial results and extends to our broader role in society. In light of this portion of our overall strategy, this year's annual report delves deeper into Pulte's views surrounding sustainability as it relates to our environmental, economic and social responsibilities.

Pulte Homes

Financial Highlights

($000's omitted, except per share data)	2008	2007	2006	2005	2004
CONSOLIDATED RESULTS *(a)*					
Revenues	$6,289,458	$ 9,263,094	$14,274,408	$14,694,535	$11,514,476
Income (loss) from continuing operations	$(1,473,113)	$ (2,274,417)	$ 689,646	$ 1,436,888	$ 993,573
Net income (loss)	$(1,473,113)	$ (2,255,755)	$ 687,471	$ 1,491,913	$ 986,541
Per share data:					
Earnings (loss) per share—basic:					
Continuing operations	$ (5.81)	$ (9.02)	$ 2.73	$ 5.62	$ 3.93
Net income (loss)	$ (5.81)	$ (8.94)	$ 2.73	$ 5.84	$ 3.91
Earnings (loss) per share—assuming dilution:					
Continuing operations	$ (5.81)	$ (9.02)	$ 2.67	$ 5.47	$ 3.82
Net income (loss)	$ (5.81)	$ (8.94)	$ 2.66	$ 5.68	$ 3.79
Cash dividends per share	$ 0.16	$ 0.16	$ 0.16	$ 0.13	$ 0.10
Total assets	$7,708,458	$10,225,703	$13,176,874	$13,060,860	$10,406,897
Senior notes	$3,166,305	$ 3,478,230	$ 3,537,947	$ 3,386,527	$ 2,861,550
Debt-to-capital ratio	52.8%	44.60%	34.98%	36.24%	38.75%
Shareholders' equity	$2,835,698	$ 4,320,193	$ 6,577,361	$ 5,957,342	$ 4,522,274
Return on average shareholders' equity	(42.3)%	(39.54)%	10.85%	28.91%	25.28%
Book value per share	$ 10.98	$ 16.80	$ 25.76	$ 23.18	$ 17.68
Number of employees	5,300	8,500	12,400	13,400	13,000
HOMEBUILDING RESULTS					
Revenues	$ 6,112,038	$ 9,121,730	$14,075,248	$14,528,236	$11,400,008
Pre-tax income (loss)	$(1,694,711)	$ (2,509,492)	$ 1,010,368	$ 2,298,822	$ 1,635,580
Settlements (units)	21,022	27,540	41,487	45,630	38,612
Net new orders (units)	15,306	25,175	33,925	47,531	40,576
Backlog (units)	2,174	7,890	10,255	17,817	15,916
Total markets, at year end	49	51	52	54	45
Active communities at year end	459	636	690	662	626
Average selling price	$ 284	$ 322	$ 337	$ 315	$ 287

(a) *Consolidated results include income (loss) from discontinued operations which are comprised of the Company's former thrift operation and Argentina and Mexico homebuilding operations.*

Pulte Homes Markets by State



2008 Closings by Buyer Profile


17%
45%
25%
13%
1st Time Buyer—17%
1st Move Up Buyer—25%
2nd Move Up Buyer—13%
Active Adult—45%

Letter to Pulte Homes Shareholders, Customers, Associates and Business Partners:

No one could have predicted the speed at which last year's economic downturn spiraled into the worst recession on record since the Great Depression. Two short years following an extended period of excess, the global economy is working overtime to correct itself—a painful, far-reaching process from which no sector is immune. From record foreclosures to scarce mortgage availability, the homebuilding industry faces some of its toughest challenges in decades. Yet amid these turbulent headwinds, Pulte Homes made significant strides in key near-term initiatives as we responded to the rapid unwinding of the global economy.

New Home Sales, Seasonally Adjusted
(Units in millions)



1,500
1,200
900
600
300
0
'04 Dec.
'05 Dec.
'06 Dec.
'07 Dec.
'08 Dec.

Source: U.S. Census Bureau

2008 Results

Pulte Homes reported a net loss of $5.81 per share in 2008, compared with $8.94 net loss per share for the prior year. Revenues for 2008 totaled $6.3 billion compared with 2007 revenues of $9.3 billion. The 2008 loss was largely attributable to impairments and land-related charges totaling $1.5 billion.

These financial results came during a year of unprecedented pressure on the housing sector. The seasonally adjusted annual sales rate for new single family homes was 344,000 at the end of 2008, a far cry from the peak of approximately 1.2 million sold just three years earlier. National statistics for housing starts and permits also established record lows. Sales prices for new and existing homes plummeted, and the months' supply of unsold new homes continued to climb. Reflecting the trend in these national housing-related statistics, Pulte's home closings declined 24 percent in 2008 to 21,022 homes.

U.S. Population Estimates
(in millions)



400
300
200
100
0
'00
'10
'20
'30
'40

Source: U.S. Census Bureau

The year was tough, to be sure, but we entered 2008 with one of the strongest balance sheets in the industry, and since then have reinforced several short-term measures that will not only fortify us now, but that also support our long-term strategic vision.

We ended 2008 with $1.66 billion in cash and no debt outstanding under our revolving credit facility. We reduced our long-term debt during the year, repurchasing $313 million of our senior notes in 2008. With no significant debt maturities for the next two years, our liquidity position will allow us to take advantage of opportunities once the market rebounds.

In addition, we reduced our land pipeline by 23 percent to 121,000 owned and optioned lots. We exercised proper restraint regarding expenditures on house and land inventory, reducing the dollars deployed to acquire or develop these assets. We also modestly reduced our speculative inventory to 3,500 units at year-end and continue to focus on maintaining low speculative inventory levels at each of our communities. We are not, however, racing to purge our entire land inventory. Unlike many of our competitors, we are maintaining our presence



WILLIAM J. PULTE
Chairman of the Board
and Company Founder

RICHARD J. DUGAS, JR.
President and
Chief Executive Officer



in key housing markets and increasing our market share as a result.

We continue to adjust our organizational infrastructure and lowered our homebuilding SG&A costs by $284 million in 2008. We reduced our headcount by 37 percent in 2008, and while these reductions are never easy, they are unavoidable in such a challenging environment. Pulte will continue to react responsibly regarding overhead spending; our entire organization understands the importance of returning to profitability, no matter how tough the environment.

From our strong liquidity position to our prudent inventory management to our lean overhead structure, Pulte is poised to weather a lengthier downturn or respond quickly once the industry shows signs of stabilization.

Looking to the Future

We've seen tough times more than once during our 59-year history. While we expect a challenging and volatile 2009, the housing market will eventually turn around. Though our sights are currently trained on short-term goals like cash flow and returning to profitability, our long-term strategy hasn't changed. We remain vigilant to ensure our actions today stay in alignment with our longer-term vision.

Through economic highs and lows, building quality homes remains a cornerstone of our business. Since 2000, we've earned more top-three finishes in the annual J.D. Power and Associates study than any other builder. In 2008, Pulte operations ranked No. 1 in 11 markets and secured 20 top-three finishes. From lower customer acquisition costs to reduced service and warranty expenses, our continued focus on customer delight pays off.

Under our Del Webb brand, Pulte is the nation's largest builder of active adult communities for people age 55 and older. In 2008, active adult buyers made up 45 percent of our business, with a geographic footprint spanning 20 states. Our leadership position in this segment is a key competitive advantage both short- and long-term.

As the housing downturn lingers, investors and customers will scrutinize companies to determine which will not only survive the downturn, but subsequently thrive. There is no question that the depth and breadth of today's economic crisis is unmatched, but we have the liquidity to navigate through this storm. Our short-term focus on cash generation will help sustain us, and our long-term vision remains consistent to help preserve our future.

Through a proper balance of short- and long-term strategy, we are managing responsibly to deliver results on behalf of our employees, customers and shareholders. When the clouds of recession finally part to reveal better times ahead, Pulte Homes will be well-positioned to emerge in the lead.

Sincerely,

Richard J. Dugas, Jr.
President and Chief Executive Officer

William J. Pulte
Chairman of the Board
and Company Founder

Delivering on a Responsible Strategy

At Pulte Homes, we believe that a responsible strategy is one that aims to do what's best for not only the Company and its employees, customers and shareholders, but for our communities, our cities and our planet. A company culture of "doing the right thing" is at the core of our responsible business model—a core that is encircled by commitments to environmental, economic and social responsibility. While "green building" practices and initiatives are best exemplified in the homes we build, sustainability touches far more than just the products we use or the methods we employ. It shapes the way we look at each segment of our Company strategy, and challenges us to continually seek out innovation, conservation, reduction and education in all parts of our business.

SUSTAINABILITY MODEL AT PULTE HOMES


SOCIAL RESPONSIBILITY
ECONOMIC RESPONSIBILITY
CORPORATE GOVERNANCE
ENVIRONMENTAL RESPONSIBILITY

Our View

From digging and drainage to sticks and bricks to flushes and fluorescent bulbs, the homebuilding process can have a significant impact on the environment. And beyond the great outdoors, we're also creating a safe, secure and healthy indoor environment in which a family spends a great deal of time. Pulte Homes strives to turn the environmental impact of residential construction into an opportunity for sustainable product use, water conservation, waste reduction and a minimization of impact on our natural resources.

OUR FOCUS:

In **our homes,** Pulte has emerged as a leader in energy efficient homebuilding. Our markets around the country are continuously looking at ways to maximize energy savings and conserve water for our homeowners while minimizing our impact on the environment during the construction process.

In **our communities,** Pulte Homes has refined the land planning and development process to better incorporate preservation of natural landscapes, focus on stormwater management procedures, and explore water conservation and reclamation techniques for the maintenance of common areas.

In **our operations,** Pulte Homes strives to ensure that our office and jobsite operations are as much in line with our sustainability principles as the construction of our homes and communities.

OUR PROGRESS:

- Pulte Homes expanded the internal "green team" that it created in 2007 to a broader cross-functional, company-wide team of sustainability leaders in 2008. The Pulte green team is governed by a steering committee that reports directly to senior management and helps to evaluate current green building products and practices, benchmark division progress, understand existing and pending environmental and resource legislation, and recommend goals and initiatives to senior management that fit within Pulte's Company strategy.
- Since the inception of the U.S. Environmental Protection Agency's (EPA) "Energy Star" program in 1996, Pulte has built nearly 70,000 Energy Star-certified homes, more than any other homebuilder. More than 45,000 of those homes have been built since 2004. Pulte division operations continue to expand the implementation of Energy Star criteria; for example, starting January 1, 2009, all Pulte homes in Michigan will be Energy Star-certified. Nationwide, approximately 70 percent of new Pulte homes are being built to Energy Star standards, a number we plan to increase in coming years.
- Pulte Homes recently received recognition from the U.S. Department of Energy (DOE) for the Company's outstanding achievements in the DOE "Builders Challenge" program. Builders Challenge, launched in 2008, is a voluntary energy-savings program with a goal of constructing homes that are at

least 30 percent more energy efficient than a typical new home built to code with an ultimate goal of a zero-energy home. The program's "E-Scale" allows homebuyers to see how the energy efficiency of a particular home compares to the DOE energy efficiency goal and other homes. Pulte's Las Vegas and Phoenix divisions constructed 649 homes through the program's standards in 2008, accounting for nearly 78 percent of all Builders Challenge homes nationwide last year.

- Pulte Homes has joined the EPA's "Climate Leaders" program, becoming the first homebuilder to make this commitment. The Climate Leaders program provides guidance and recognition to companies developing long-term climate-change strategies. Partner companies commit to reducing their impact on the global environment by completing a corporate-wide inventory of their greenhouse gas (GHG) emissions, setting long-term reduction goals, and annually reporting their progress to EPA.
- Pulte's Villa Trieste community in Summerlin, Nevada opened in 2008, and is Pulte's first community to offer a roof-integrated solar power system as a standard feature. Villa Trieste homes are built to Environments for Living (EFL) standards, and also include real-time energy tracking meters. Villa Trieste is also the largest residential project in the U.S. that plans to build all homes in its community to the LEED (Leadership in Energy and Environmental Design) for Homes' platinum standard. Pulte Homes partnered with SunPower, the University of Nevada, Las Vegas Center for Energy Research and NV Energy to create Villa Trieste, and received a $7 million grant from the DOE to develop a community that will significantly reduce peak residential energy demand.
- Celebrate by Del Webb, Pulte's active adult community in Fredericksburg, Virginia, is the largest community in the country that is Green Certified through the National Association of Homebuilders' (NAHB) Green Building Program. Celebrate is also the largest application of Low-impact Development in Virginia, and was awarded one of the inaugural PREP (Policy, Research, Education, Partnerships) awards for low-impact development by the EPA in conjunction with the Virginia Department of Conservation and Recreation.
- Across the country, Pulte's value engineering initiatives have reduced jobsite waste and construction cycle times. In our Mid-Atlantic division, panelization techniques utilize more efficient dimensions of lumber and cut down on packaging waste at the jobsite. The Mid-Atlantic division also pioneered a jobsite waste recycling program in 2008, which has already recycled more than 1,700 tons of construction waste—equivalent to more than 425 new homes worth of materials diverted from landfills. More than 8,000 pounds of waste is generated during the construction of the average 2,000-square-foot home. In the Mid-Atlantic area, we partnered with a local vendor to implement a construction waste recycling program that so far has enabled Pulte to recycle about 70 percent of its construction waste in this market, including cardboard, metal, drywall, paper, soils, carpet and concrete materials.
- Several Pulte divisions have replaced all lighting in model homes with compact fluorescent lighting (CFLs), and Pulte Homes is in the early stages of taking this initiative nationwide in 2009. Typical CFL bulbs consume as much as 75 percent less energy than incandescent bulbs and last 10 times longer. They also produce about 75 percent less heat, which reduces cooling costs. The Mid-Atlantic division's conversion to CFL bulbs in the model homes of all 14 of its communities is anticipated to generate more than $150,000 in annual energy savings for the Company.

Sustainability Report

"The U.S. Department of Energy commends Pulte Homes for completion of the most homes under the rigorous Builders Challenge initiative in 2008. Pulte's tremendous leadership and commitment to the Builders Challenge is helping to set a new benchmark for production builders across America by demonstrating the value of high performance homes."

Ed Pollock, *manager of the DOE's Builders Challenge initiative*

Building AMERICA
U.S. Department of Energy
Research Toward Zero Energy Homes
Builders Challenge Partner











ENVIRONMENTAL RESPONSIBILITY





Several Pulte divisions have already realized exceptional savings by converting conventional incandescent bulbs in all model home fixtures to compact fluorescent lighting (CFLs). CFLs consume only about a quarter of the energy used by a typical incandescent bulb and last up to 10 times longer. Some of Pulte's communities have debuted photovoltaic roof panels to harness solar energy for the home's electrical or water heating needs. Tankless hot-water heaters, like this Rinnai R75LSI used in some Las Vegas Pulte communities, are helping to reduce homeowners' water consumption and heating costs.

"The U.S. Environmental Protection Agency is proud to be approaching one million ENERGY STAR labeled homes in 2009, but recognizes this achievement was only possible with critical contributions from the nation's leading home builders. Through their commitment to innovation, American home buyers benefit from better performing homes that cost less to own and help protect the environment. Pulte Homes is one of these leading builders that stands out for their outstanding efforts constructing ENERGY STAR Qualified Homes. In addition to being one of the first large national home builders to join as a partner in 1996, Pulte Homes currently has the most divisions as active partners and the most completed labeled homes. EPA applauds this effort as, more than ever, the nation must continue to build homes that are truly energy efficient to protect our climate, national security interests and economy."

Sam Rashkin, *National Director, ENERGY STAR for Homes*

ENERGY STAR PARTNER

- In some New Mexico and Nevada communities, Pulte uses a "smart" irrigation system that is activated based on weather/moisture conditions instead of an automatic timer, while some communities reclaim water for landscaping use. Additionally, several Tucson and Las Vegas Pulte communities benefit from the use of tankless hot-water heaters.
- Pulte's Sierra Morado community in Tucson is part of the master-planned Community of Civano, which has been designed to integrate residential living with shopping, workplace and education as well as meet aggressive sustainability goals that include:
  - Reducing potable water consumption among residents by 65 percent;
  - Reducing home energy consumption by 50 percent;
  - Reducing internal vehicle miles by 40 percent;
  - Reducing landfill-destined solid waste;
  - Creation and operation of a community nursery, garden and learning center.

  Pulte has developed a four-tier system for reducing landscaping water usage, and has also installed dual flush low-flow toilets and tankless hot-water heaters in Sierra Morado homes.
- Pulte's Sacramento/Reno division launched its first Green Certified community in 2008 with the introduction of Elizabeth Park in Roseville, California. Homes are inspected and certified through California's "Build It Green" GreenPoint Rated program, a third-party verification system to help consumers weigh the benefits of sustainable housing. Focused on energy, resources, air and water, homes at Elizabeth Park:
  - Surpass California Title 24 energy standards by more than 15 percent;
  - Utilize sustainably harvested lumber to protect old-growth forests;
  - Divert more than 50 percent of construction waste from landfills by recycling or reuse;
  - Improve indoor air quality through the use of low-VOC (volatile organic compound-offgassing) interior paint;
  - Incorporate drought-tolerant landscape design and a high-efficiency irrigation system with weather-based controllers for community landscape savings of more than 30 percent a year. High efficiency General Electric appliances further reduce water consumption in homes.
- In addition to sustainability efforts in our homebuilding operations, we have focused on internal office sustainability and renewable energy. Pulte's green team began tracking usage of and recommending reduction/reuse plans for office products and energy consumption at its Bloomfield Hills, Michigan headquarters in 2008. The team will focus on developing an internal office sustainability plan that can be implemented Company-wide in 2009, drawing on many of the best practices that Pulte's corporate and division teams are embracing.




Celebrate



Sustainability Report

Our View

From an economic standpoint, we have a responsibility to our employees, customers and shareholders to sustain our business and to execute our strategic plan to drive the best results and returns. As an employer, we have a responsibility to our Pulte colleagues to provide support, opportunities for growth and an engaging work environment. We also have a responsibility to our customers to deliver exceptional quality homes within a smart value equation for customers at every stage of the homebuying spectrum. Of course, shareholders should expect Pulte to operate in a manner that would help maximize their investment in our Company.

OUR FOCUS:

We provide our **employees** with a working environment that underscores Pulte Homes' commitment to "family first," and we also cultivate an inclusive culture that not only celebrates our employees' individuality but also helps us better connect with our diverse customer base.

Our **homeowners** will find a Pulte home at the intersection of great quality and great value. Pulte homeowners realize long-term value and savings through both our energy efficient building practices and the quality workmanship that minimizes future warranty concerns.

Our commitment to **shareholders** starts with a conservative approach to the balance sheet and a near-term focus on cash flow generation. This view toward financial discipline continues to place us ahead of many competitors who enjoy far less financial flexibility in this continuing downturn. Our Pulte Operating System methodology and ongoing focus on "continuous improvement" help to improve margins, reduce costs and drive efficiency throughout all aspects of our business.

OUR PROGRESS:

- Pulte Homes ended the 2008 fiscal year with $1.66 billion in cash, achieving our stated cash generation goal for the year. The Company also had no debt outstanding under our revolving credit facility in 2008, and we expect positive operating cash flow in 2009. This strong liquidity position will enable us to capitalize on opportunities once stability in the housing sector begins to materialize.
- Pulte Homes' continuous improvement initiative was solidified in 2008 with the launch of the Pulte Operating System—a Company philosophy and methodology for problem solving, process implementation and project management that draws on best practices and seeks to standardize the way we approach business functions. The Pulte Operating System helps to create documented, repeatable and





measurable programs and practices that can be shared and adopted across all of Pulte's operations to drive efficiency and consistency.

- Pulte Homes has bolstered employee engagement with the Company's strategy by utilizing "Learning Map" visual tools and training sessions to help employees understand Pulte's position in today's marketplace, and how each employee's efforts directly correlate to the Company's core business strategy.
- In 2007, Pulte convened its Inclusion and Diversity Council which today is composed of 20 council members across the country who volunteer to act as coaches, advocates and mentors for the Company. The Council oversees company-wide initiatives like online inclusion training, Pulte's annual "Calendar of Celebrations," and fostering of inclusion councils in Pulte's local markets. In 2008, Pulte participated in our second year with the Latinos on the Fast Track (LOFT) intern program through the Hispanic Heritage Foundation.
- Pulte's "LifeWorks!" program helps employees maintain a balance between personal and professional time, guided by founder Bill Pulte's belief that "family always comes first." LifeWorks! programs and other inclusive employee benefits include opportunities for flexible work or job-share arrangements; backup childcare or eldercare through Bright Horizons centers; up to $3,000 per employee per year in tuition reimbursement for work-related studies; and two paid days off per year for employees to pursue volunteer activities.
- Pulte Homes' commitment to giving homeowners the highest-quality homes is consistently underscored by the results of the annual J.D. Power and Associates New Home-Builder Customer Satisfaction Study℠. Pulte operations led all homebuilders in 2008 with the highest customer satisfaction ranking in 11 U.S. markets. The 2008 homebuilder rankings also included studies which evaluated homebuyers' satisfaction with new-home quality and new-home design. Pulte Homes operations earned top rankings for new-home quality in seven markets, tied for the most among all builders, and earned the most top rankings for new-home design with top scores in six markets.
- Pulte Mortgage LLC continues to provide an array of mortgage products to our customers across the majority of our markets. We offer this service as a convenience to our homebuyers which helps to ensure that when construction has been completed and the home is ready to close, mortgage funding and title services will also be ready. Studies have shown that the homebuyer's desire to move in when the home is ready remains one of the top criteria for customer satisfaction in our industry.
- Pulte Homes has a tremendous positive economic impact on the communities in which we build and operate. For every 100 homes we build in a municipality, approximately 140 local tradesmen and women earn a collective $7 million in wages. Our Del Webb active adult communities, serving customers ages 55 and better, bring in homebuyers who are often still working or pursing second careers in a local area. These residents contribute to community tax bases and community/school improvement projects without adding students to local schools.

Our View

Pulte Homes' responsibility is not just to build homes, but to build and improve communities and positively impact the lives of our neighbors.

OUR FOCUS:

Our divisions and employees across the country give back through charitable giving and volunteer outreach, and are encouraged to share this outreach with colleagues as Pulte provides up to two paid days off per year for employee volunteer efforts.

OUR PROGRESS:

- Pulte's division teams and employees combined to share more than $1.65 million in 2008 to benefit a wide range of local charities, non-profit organizations, youth groups, schools and municipal improvement projects.
- A few examples of our social outreach across the country:
  - Pulte's Michigan division recently completed a duplex home in the city of Pontiac in cooperation with HomeAid Michigan and the Grace Centers of Hope. The Rhonda Hart House took shape in only 77 working days with the support of more than 30 Pulte Homes trade partners and suppliers, and will give two formerly homeless mothers and their children the opportunity to continue their journey of recovery and rebuilding after completing Grace Centers' one-year Life Skills program. General Electric donated all of the home's appliances, while Masco Corp. donated custom cabinetry. Pulte Homes provided construction oversight, volunteer labor, and more than $15,000 in furnishings for the units. The Michigan division also raised more than $18,000 through its 2008 "Pulte Backyard Playhouse" raffle to support the Ronald McDonald House of Metro Detroit, and $25,000 for the Special Olympics of Michigan.
  - Several Pulte divisions showed their appreciation for U.S. military veterans in 2008, volunteering time and talent to build specially adapted homes for wounded soldiers and collecting supplies for troops overseas. In Indianapolis, an injured Marine corporal will enjoy a new Pulte home thanks to efforts from Pulte's construction team and the suppliers and vendors who have donated labor and materials to make the house more suitable for his wheelchair following a roadside bomb explosion in Iraq in 2006. In Colorado, the Pulte Homes and Pulte Mortgage teams partnered with "Homes for Our Troops" and the AmeriDream organization to design and build an adapted home for an injured Army veteran and his wife. In Tucson, Pulte employees collected nearly 1,200 pounds of supplies including toiletries, entertainment and comfort items to benefit injured soldiers recovering at the U.S. Army's Landstuhl Regional Medical Center in Ramstein, Germany through the Air National Guard 161st Medical Group.







Clockwise from top left: Brigette Halseth and Doris McCormack from Pulte's home office staff tackle a Habitat for Humanity build in Detroit; Becky DeRosa of Pulte's Tampa division spends volunteer time off at the Ronald McDonald House; the Pulte Homes of Indiana team and local city officials join Marine Lance Corporal Josh Bleill at the groundbreaking of his new specially adapted Pulte Home in Carmel, Ind.; the Rhonda Hart House for formerly homeless families, a partnership of Pulte Homes of Michigan, HomeAid Michigan and the Grace Centers of Hope.


HomeAid
Michigan

Photo courtesy of RGMay Photography, L.L.C.






Pulte

Left to right: Injured U.S. Army veteran Staff Sergeant Matthew Keil and his wife Tracy in front of their new accessible home in Parker, Colo., constructed by a volunteer effort from Pulte's Colorado team, Pulte Mortgage and the Homes for Our Troops organization; Pulte teammates Steve Olzark and Karen Williams prepare food at the Shepherd's Table Soup Kitchen in Raleigh; Denise Calco-McCullers of Pulte's Central Florida division gives a fresh coat of paint to the Hope Children's Home in Tampa.

- Pulte's Florida divisions are consistently involved in community outreach efforts. Among their accomplishments in 2008, Pulte's Tampa team devoted more than 540 hours of volunteer time to an "extreme makeover" of the Wilbert Davis Branch of the Boys & Girls Club, which serves more than 150 children a year. In southwest Florida, Pulte employees renovated the GAP school, which serves extraordinary children affected with mental illnesses.
- Pulte divisions across the country regularly lend their support to their local Habitat for Humanity chapters. In 2008, Pulte's Mid-Atlantic team led the "Builders Blitz" to construct three homes in four days in Hartford, Maryland. Other 2008 Habitat projects aided by Pulte support included homes in Raleigh, Detroit, Cleveland, Indianapolis and San Antonio.
- Among the organizations supported by Pulte Homes' corporate charitable giving in 2008 were scholarship programs for Detroit high school students through the Jalen Rose Foundation and Curtis Granderson GrandKids Foundation, founded by local athletes; Lighthouse Emergency Services; The Rainbow Connection; Angels' Place homes for adults with developmental disabilities; the Motor City Lyric Opera's "Opera on Wheels" program and the Beaumont Foundation's "First Words Society" for childhood speech and language treatment.

As we look down the road on our sustainability journey, we know that Pulte and the homebuilding industry are just starting to tap into the potential of energy efficiency, water conservation, sustainable products and green building practices that will ultimately benefit not just our business, but our homes, our communities and our planet for years to come. We look forward to continued progress in 2009 and beyond, as we continue to integrate sustainability into all aspects of a responsible strategy for Pulte Homes. We are grateful for the employees, shareholders, trade partners, municipalities and homeowners who support us on this journey, and pledge to make responsible choices that tie their interests and input to our Company's strategy.

Pulte Homes™

2008 Form 10–K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-9804

PULTE HOMES, INC.

(Exact name of registrant as specified in its charter)

MICHIGAN	**38-2766606**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (248) 647-2750

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	New York Stock Exchange
Pulte Homes, Inc. 7.375% Senior Notes due 2046	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the registrant's voting stock held by nonaffiliates of the registrant as of June 30, 2008, based on the closing sale price per share as reported by the New York Stock Exchange on such date, was $2,046,501,693.

As of February 23, 2009, the registrant had 258,583,872 shares of common stock outstanding.

Documents Incorporated by Reference

Applicable portions of the Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form.

PULTE HOMES, INC.
TABLE OF CONTENTS

PART I

ITEM I. BUSINESS

Pulte Homes, Inc.

Pulte Homes, Inc. (the "Company") is a publicly-held holding company whose subsidiaries engage in the homebuilding and financial services businesses. Pulte Homes, Inc. is a Michigan corporation and was organized in 1956. Our assets consist principally of the capital stock of our subsidiaries and our income primarily consists of dividends from our subsidiaries. Our direct subsidiaries include Pulte Diversified Companies, Inc., Del Webb Corporation ("Del Webb"), and other subsidiaries engaged in the homebuilding business. Pulte Diversified Companies, Inc.'s operating subsidiaries include Pulte Home Corporation, Pulte International Corporation ("International"), and other subsidiaries engaged in the homebuilding business. We also have a mortgage banking company, Pulte Mortgage LLC ("Pulte Mortgage"), which is a subsidiary of Pulte Home Corporation.

Since early 2006, the U.S. housing market has been unfavorably impacted by a lack of consumer confidence, decreased housing affordability, tightened mortgage standards, and large supplies of resale and new home inventories and related pricing pressures. These factors have contributed to weakened demand for new homes, slower sales, higher cancellation rates, and increased price discounts and sales incentives to attract homebuyers. During 2008, these conditions continued to deteriorate and were accompanied by increased foreclosure activity, constraints on the availability of certain mortgage financing products, increasing unemployment, and significant uncertainty in the U.S. economy. As a result of the combination of these homebuilding industry, mortgage financing, and broader economic factors, we have experienced a net loss in each quarter since the fourth quarter of 2006. Such losses resulted from a combination of reduced operational profitability and significant asset impairments.

Homebuilding, our core business, is engaged in the acquisition and development of land primarily for residential purposes within the continental United States and the construction of housing on such land targeted for first-time, first and second move-up, and active adult home buyers. Our reportable Homebuilding segments are as follows:

Atlantic Coast:	Atlantic Coast Area includes the following states: *Connecticut, Delaware, Georgia, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Tennessee, Virginia*
Gulf Coast:	Gulf Coast Area includes the following states: *Florida, Texas*
Midwest:	Great Lakes Area includes the following states: *Colorado, Illinois, Indiana, Michigan, Minnesota, Ohio*
Southwest:	Southwest Area includes the following states: *Arizona, Nevada, New Mexico*
*California:	California Area includes the following state: *California*

** Our homebuilding operations located in Reno, Nevada are reported in the California segment, while our remaining Nevada homebuilding operations are reported in the Southwest segment.*

We also have one reportable segment for our financial services operations, which consists principally of mortgage banking and title operations conducted through Pulte Mortgage and other subsidiaries. Our Financial Services segment operates generally in the same markets as our Homebuilding segments.

Financial information, including revenues, income (loss) from continuing operations before income taxes, valuation adjustments and write-offs, depreciation and amortization, equity loss, total assets, and inventory for each of our reportable business segments is included in Note 3 of our Consolidated Financial Statements.

Pulte Homes, Inc. (continued)

Available information

Our internet website address is *www.pulte.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after we electronically file with or furnish them to the Securities and Exchange Commission. Our code of ethics for principal officers, our corporate governance guidelines and the charters of the Audit, Compensation, and Nominating and Governance committees of our Board of Directors are also posted on our website and are available in print, free of charge, upon request.

Homebuilding Operations

	Years Ended December 31, ($000's omitted)				
	2008	2007	2006	2005	2004
Homebuilding settlement revenues	$ 5,980,289	$ 8,881,509	$13,975,387	$14,370,667	$11,094,617
Homebuilding settlement units	21,022	27,540	41,487	45,630	38,612

Through our brands, which include Pulte Homes, Del Webb, and DiVosta, we offer a wide variety of home designs including single family detached, townhouses, condominiums, and duplexes at different prices and with varying levels of options and amenities to all of our major customer segments: first-time, first and second move-up, and active adult. Over our 59-year history, we have delivered over 500,000 homes.

As of December 31, 2008, our Homebuilding operations offered homes for sale in 459 communities. Sales prices of homes currently offered for sale in 84% of our communities fall within the range of $100,000 to $400,000 with a 2008 average unit selling price of $284,000, compared with $322,000 in 2007, $337,000 in 2006, $315,000 in 2005, and $287,000 in 2004. Sales of single-family detached homes, as a percentage of total unit sales, were 75% in 2008, compared with 74% in both 2007 and 2006, 72% in 2005, and 80% in 2004. The increase in the percentage of single-family detached homes can be attributed to a weakened demand for townhouses, condominiums, and duplexes, as prices for detached new homes have become more affordable for first-time and active adult homebuyers. Our Homebuilding operations are geographically diverse and, as a result, help to insulate us from demand changes in individual markets. As of December 31, 2008, our Homebuilding business operated in 49 markets spanning 25 states.

Ending backlog, which represents orders for homes that have not yet closed, was $631 million (2,174 units) at December 31, 2008 and $2.5 billion (7,890 units) at December 31, 2007. For each order in backlog, we have received a signed customer contract and the required customer deposit, which is refundable in certain instances. Of the orders in backlog at December 31, 2008, substantially all are scheduled to be closed during 2009, though all orders are subject to potential cancellation by the customer. In the event of cancellation, the majority of our sales contracts stipulate that we have the right to retain the customer's deposit, though we may choose not to retain the deposit in certain instances.

Land acquisition and development

We acquire land primarily for the construction of our homes for sale to homebuyers, though we periodically sell select parcels of land to third parties for commercial or other development. Additionally, we may determine that certain of our land assets no longer fit into our strategic operating plans. We select locations for development of homebuilding communities after completing extensive market research, enabling us to match the location and product offering with our targeted consumer group. We consider factors such as proximity to developed areas, population and job growth patterns and, if applicable, estimated development costs. We historically have managed the risk of controlling our land positions through the use of option contracts. We typically control land with the intent to complete sales of housing units within 24 to 36 months from the date of opening a community, except in the case of certain Del Webb active adult developments and other selected large projects for which the completion of community build-out requires a longer time period due to typically larger project sizes. As a result, land is generally purchased after it is properly zoned and developed or is ready for development. In addition, we dispose of owned land not required in the business through sales to appropriate end users. Where we develop land, we engage directly in many phases of the development process, including land and site planning, and obtaining environmental and other regulatory approvals, as well as constructing roads, sewers, water and drainage facilities, and other amenities. We use our staff and the services of independent engineers and consultants for land development activities. Land development work is performed primarily by independent contractors and local government authorities who construct sewer and water systems in some areas. At December 31, 2008, we controlled 120,796 lots, of which 97,473 were owned and 23,323 were under option agreements.

Homebuilding Operations (continued)

Sales and marketing

We are dedicated to improving the quality and value of our homes through innovative proprietary architectural and community designs and state-of-the-art customer marketing techniques. Analyzing various qualitative and quantitative data obtained through extensive market research, we segment our potential customers into well-defined buyer profiles. Segmentation analysis provides a method for understanding the business opportunities and risks across the full spectrum of consumer groups in each market. Once the demands of potential buyers are understood, we link our home design and community development efforts to the specific lifestyle of each targeted consumer group.

To meet the demands of our various customers, we have established a solid design expertise for a wide array of product lines. We believe that we are an innovator in the design of our homes and we view design capacity as an integral aspect of our marketing strategy. Our in-house architectural services teams and management, supplemented by outside consultants, are successful in creating distinctive design features, both in exterior facades and interior options and features. In certain markets our strategy is to offer "the complete house" in which most features shown in the home are included in the sales price.

Typically, our sales teams, together with outside sales brokers, are responsible for guiding the customer through the sales process. We are committed to industry-leading customer service through a variety of quality initiatives, including our customer care program, which ensures that homeowners are comfortable at every stage of the building process. Using a seven-step, interactive process, homeowners are kept informed during their homebuilding and home owning experience. The steps include (1) a pre-construction meeting with the superintendent; (2) pre-dry wall frame walk; (3) quality assurance inspection; (4) first homeowner orientation; (5) 30-day follow-up after the close of the home; (6) three-month follow-up; and (7) an 11-month quality list after the close of the home. Fully furnished and landscaped model homes are used to showcase our homes and their distinctive design features. We have success with the first-time buyer in the low to moderate price range; in such cases, financing under United States government-insured and guaranteed programs is often used and is facilitated through our mortgage company. We also enjoy sales to the move-up buyer and, in certain markets, offer semi-custom homes in higher price ranges.

Through our Del Webb brand, we are better able to address the needs of active adults, among the fastest growing homebuying segments. We offer both destination communities and "in place" communities, for those buyers who prefer to remain in their current geographic area. These communities, with highly amenitized products such as golf courses, recreational centers, and educational classes, offer the active adult buyer many options to maintain an active lifestyle.

We have received recognition and awards as a result of our achievements as a homebuilder. In April 2008, we ranked #282 on the FORTUNE 500 List. In addition, our Albuquerque, Central Valley, Chicago (Del Webb), Ft. Myers/Naples, Houston, Inland Empire, Calif. (Del Webb), Jacksonville, L.A./Ventura, Orlando, Palm Beach (DiVosta), Philadelphia (Del Webb), Tucson (Del Webb), and Washington, D.C. operations were recognized for ranking the highest in their markets in the J.D. Power and Associates® 2008 New-Home Builder Customer Satisfaction Study. Six of our operations ranked second in their respective markets, while three operations ranked third. Pulte brands, which include Pulte Homes, Del Webb, and DiVosta, were surveyed in 26 of the 33 total markets analyzed. The survey noted customer service, home readiness at the time of closing, and the company's sales staff as the three factors that most heavily influenced the customer's overall level of satisfaction. The 2008 homebuilder rankings also included studies which evaluated homebuyers' satisfaction with new-home quality and new-home design. Our market operations earned top rankings for new-home quality in seven markets, tied for the most among all builders, and earned the most top rankings for new-home design with top scores in six markets.

Our Homeowner for Life™ philosophy has increased our business from customers who have previously owned a Pulte home or have been referred by a Pulte homeowner by ensuring a positive home buying and home owning experience. We introduce our homes to prospective buyers through a variety of media advertising, illustrated brochures, Internet listings and link placements, and other advertising displays. In addition, our websites, *www.pulte.com, www.delwebb.com, and www.divosta.com* provide tools to help users find a home that meets their needs, investigate financing alternatives, communicate moving plans, maintain a home, learn more about us, and communicate directly with us. Approximately 5.5 million potential customers visited our websites during 2008.

Homebuilding Operations (continued)

Construction

The construction process for our homes begins with the in-house design of the homes we sell. The building phase is conducted under the supervision of our on-site construction superintendents. The construction work is usually performed by independent contractors under contracts that, in many instances, cover both labor and materials on a fixed-price basis. We continue to shift toward component off-site manufacturing methods to provide high efficiency, high quality, and lower cost products to our customers. We believe that our trades are an extension of our production system and jointly focus on lean construction techniques to bring the highest value possible to our customers while setting the standard in trade relations. Using a selective process, we have teamed up with what we believe are premier contractors and suppliers to improve all aspects of the land development and house construction processes.

We maintain efficient construction operations by using standard materials and components from a variety of sources and utilizing standard construction practices. To minimize the effects of changes in construction costs, the contracting and purchasing of building supplies and materials generally is negotiated at or near the time when related sales contracts are signed. In addition, we leverage our size by actively negotiating certain of our materials needs on a national or regional basis to minimize production component cost. We are also working to establish a more integrated system that can effectively link suppliers, contractors, and the production schedule through various strategic business partnerships and e-business initiatives.

We cannot determine the extent to which necessary building materials will be available at reasonable prices in the future. While the availability of materials and labor is not a significant concern under current market conditions, we have, on occasion, experienced shortages of skilled labor in certain trades and of building materials in some markets in recent years.

Competition and other factors

Our operations are subject to building, environmental, and other regulations of various federal, state, and local governing authorities. For our homes to qualify for Federal Housing Administration ("FHA") or Veterans Administration ("VA") mortgages, we must satisfy valuation standards and site, material, and construction requirements of those agencies. Our compliance with federal, state, and local laws relating to protection of the environment has had, to date, no material effect upon capital expenditures, earnings, or competitive position. More stringent requirements could be imposed in the future on homebuilders and developers, thereby increasing the cost of compliance.

Our dedication to customer satisfaction is evidenced by our consumer and value-based brand approach to product development and is something that we believe distinguishes us in the homebuilding industry and contributes to our long-term competitive advantage. The housing industry in the United States, however, is fragmented and highly competitive. In each of our local markets, there are numerous homebuilders with which we compete. We also compete with the resales of existing house inventory. Any provider of housing units, for sale or to rent, including apartment operators, may be considered a competitor. Conversion of apartments to condominiums further provides certain segments of the population an alternative to traditional housing, as does manufactured housing. We compete primarily on the basis of price, reputation, design, location, and quality of our homes. The housing industry is affected by a number of economic and other factors including: (1) significant national and world events, which impact consumer confidence; (2) changes in the costs of building materials and labor; (3) changes in interest rates; (4) changes in other costs associated with home ownership, such as property taxes and energy costs; (5) various demographic factors; (6) changes in federal income tax laws; (7) changes in government mortgage financing programs; and (8) availability of sufficient mortgage capacity. In addition to these factors, our business and operations could be affected by shifts in demand for new homes.

Our homebuilding operating cycle generally reflects escalating new order activity in the second and third fiscal quarters and increased closings in the third and fourth quarters. However, during 2008, we continued to experience challenging conditions in most of our markets which contributed to decreased revenues and closings as compared to prior periods, including prior quarters, thereby reducing typical seasonal variations.

Financial Services Operations

We conduct our financial services business, which includes mortgage and title operations, through Pulte Mortgage and other subsidiaries. Pulte Mortgage arranges financing through the origination of mortgage loans primarily for the benefit of our homebuyers. We also engage in the sale of such loans and the related servicing rights. We are a lender approved by the FHA and VA and are a seller/servicer approved by Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and other investors. In our conventional mortgage lending activities, we follow underwriting guidelines established by FNMA, FHLMC, and private investors.

Our mortgage underwriting, processing and closing functions are centralized in Denver, Colorado using a centralized fulfillment center. We also use centralized loan officers in an origination center located in Denver. We believe centralizing both the fulfillment and origination of our loans improves the speed and efficiency of our mortgage operations, thereby improving our profitability and allowing us to focus on creating attractive mortgage financing opportunities for our customers. In 2008, we had a high level of utilization of our online customer questionnaire. The majority of our customers now send us their data online to start the mortgage process. Once the questionnaire is received, an interview is scheduled and the combination of the interview with the data sent online represents our mortgage application.

In originating mortgage loans, we initially use our own funds and borrowings made available to us through various credit arrangements. Subsequently, we sell such mortgage loans to outside investors.

Our capture rates for 2008, 2007, and 2006 were 92%, 92%, and 91%, respectively. Our capture rate represents loan originations from our homebuilding business as a percentage of total loan opportunities from our homebuilding business excluding cash settlements. During 2008, 2007, and 2006, we originated mortgage loans for 72%, 76%, and 77%, respectively, of the homes we sold. Such originations represented substantially all of our total originations in each of those years.

We sell our servicing rights monthly on a flow basis through fixed price servicing sales contracts to reduce the risks inherent in servicing loans. This strategy results in owning the servicing rights for only a short period of time, which substantially reduces the risk of impairment with respect to the fair value of these reported assets. The servicing sales contracts provide for the reimbursement of payments made when loans prepay within specified periods of time, usually 90 days after sale.

The mortgage industry in the United States is highly competitive. We compete with other mortgage companies and financial institutions to provide attractive mortgage financing to our homebuyers. The Internet is also an important resource for homebuyers in obtaining financing as a number of companies provide online approval for their customers. These Internet-based mortgage companies may also be considered competitors.

In originating and servicing mortgage loans, we are subject to rules and regulations of the FHA, VA, GNMA, FNMA, and FHLMC. In addition to being affected by changes in these programs, our mortgage banking business is also affected by several of the same factors that impact our homebuilding business.

Our subsidiary title insurance companies serve as title insurance agents in selected markets by providing title insurance policies and examination and closing services to buyers of homes we sell.

Financial Information About Geographic Areas

We currently operate primarily within the United States. However, we have some non-operating foreign entities, which are insignificant to our consolidated financial results.

Discontinued Operations

In 2007, income (loss) from discontinued operations includes $18.7 million in refundable income taxes related to our investment in our discontinued Mexico homebuilding operations. We disposed of our Mexico homebuilding operations in December 2005.

Discontinued Operations (continued)

In 2006, income (loss) from discontinued operations includes a provision of $2.3 million, net of tax, which resulted from a contractual adjustment related to the disposition of our Mexico homebuilding operations in December 2005. Income (loss) from discontinued operations for 2006 also includes $0.2 million of income, net of tax, related to the disposal of First Heights, our former bank subsidiary, which was completed in 2005. A provision of $0.1 million, net of tax, resulting from a contractual adjustment related to the January 2005 disposition of our former Argentina homebuilding operations is also included in income (loss) from discontinued operations in 2006.

Other Non-Operating Expenses

Other non-operating expenses, net consists of income and expenses related to corporate services provided to our subsidiaries. These expenses are incurred for financing, developing, and implementing strategic initiatives centered on new business development and operating efficiencies and providing the necessary administrative support associated with being a publicly-traded entity listed on the New York Stock Exchange.

Organization/Employees

All subsidiaries and operating units operate independently with respect to daily operations. Homebuilding real estate purchases and other significant homebuilding, mortgage banking, financing activities and similar operating decisions must be approved by the business unit's management and/or corporate senior management.

At December 31, 2008, we employed approximately 5,300 people, of which approximately 1,400 people were employed in our vertically-integrated construction operations in our Southwest reporting segment. Our employees are not represented by any union. Contracted work, however, may be performed by union contractors. Homebuilding and mortgage banking management personnel are paid performance bonuses and incentive compensation. Performance bonuses are based on individual performance while incentive compensation is based on the performance of the applicable business unit, subsidiary, or the Company. Our corporate management personnel are paid incentive compensation based on our overall performance. Each subsidiary is given a level of autonomy regarding employment of personnel, although our senior corporate management acts in an advisory capacity in the employment of subsidiary officers. We consider our employee and contractor relations to be satisfactory.

ITEM 1A. RISK FACTORS

Discussion of our business and operations included in this annual report on Form 10-K should be read together with the risk factors set forth below. They describe various risks and uncertainties to which we are, or may become subject. These risks and uncertainties, together with other factors described elsewhere in this report, have the potential to affect our business, financial condition, results of operations, cash flows, strategies, or prospects in a material and adverse manner.

Downward changes in general economic, real estate construction, or other business conditions could adversely affect our business or our financial results.

The residential homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing, and interest rate levels. Adverse changes in any of these conditions generally, or in the markets where we operate, could decrease demand and pricing for new homes in these areas or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes, either of which could result in a decrease in our revenues and earnings and would adversely affect our financial condition.

The homebuilding industry is currently experiencing an economic down cycle, which has had an adverse effect on our business and results of operations.

Prior to 2006, land and home prices rose significantly in many of our markets. However, since early 2006, the homebuilding industry has been impacted by lack of consumer confidence, decreased housing affordability, rising unemployment, a significant increase in the number of foreclosed homes, and large supplies of resale and new home inventories which resulted in an industry-wide softening of demand for new homes. As a result of these factors, we have experienced significant decreases in our revenues and profitability. We have also incurred substantial impairments of our land and certain other assets. We cannot predict the duration or the severity of the current market conditions, nor provide any assurances that the adjustments we have made in our operating strategy to address these conditions will be successful.

If the market value of our land and homes drops significantly, our profits could decrease.

The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. If housing demand decreases below what we anticipated when we acquired our inventory, we may not be able to make profits similar to what we have made in the past, we may experience less than anticipated profits, and/or we may not be able to recover our costs when we sell and build homes. When market conditions are such that land values are not appreciating, option arrangements previously entered into may become less desirable, at which time we may elect to forego deposits and pre-acquisition costs and terminate the agreement. In the face of adverse market conditions, we may have substantial inventory carrying costs, we may have to write down our inventory to its fair value, and/or we may have to sell land or homes at a loss.

As a result of the changing market conditions in the homebuilding industry that have occurred since early 2006, we incurred significant land-related charges in each of the respective periods resulting from the write-off of deposits and pre-acquisition costs related to land transactions we no longer plan to pursue, net realizable valuation adjustments related to land positions sold or held for sale, impairments on land assets related to communities under development or to be developed in the future, and impairments of our investments in unconsolidated joint ventures. It is possible that the estimated cash flows from these projects may change and could result in a future need to record additional valuation adjustments. Additionally, if conditions in the homebuilding industry worsen in the future or if our strategy related to certain communities changes, we may be required to evaluate our assets, including additional projects, for additional impairments or write-downs, which could result in additional charges that might be significant.

Our success depends on our ability to acquire land suitable for residential homebuilding at reasonable prices, in accordance with our land investment criteria.

The homebuilding industry is highly competitive for suitable land. The availability of finished and partially finished developed lots and undeveloped land for purchase that meet our internal criteria depends on a number of factors outside our control, including land availability in general, competition with other homebuilders and land buyers for desirable property, inflation in land prices, zoning, allowable housing density, and other regulatory requirements. Should suitable lots or land become less available, the number of homes we may be able to build and sell could be reduced, and the cost of land could be increased, perhaps substantially, which could adversely impact our results of operations.

Our long-term ability to build homes depends on our acquiring land suitable for residential building at reasonable prices in locations where we want to build. In recent years, we experienced significant competition for suitable land as a result of land constraints in many of our markets. As competition for suitable land increases, and as available land is developed, the cost of acquiring suitable remaining land could rise, and the availability of suitable land at acceptable prices may decline. Any land shortages or any decrease in the supply of suitable land at reasonable prices could limit our ability to develop new communities or result in increased land costs. We may not be able to pass through to our customers any increased land costs, which could adversely impact our revenues, earnings, and margins.

Future increases in interest rates, reductions in mortgage availability, or increases in the effective costs of owning a home could prevent potential customers from buying our homes and adversely affect our business and financial results.

Most of our customers finance their home purchases through our mortgage bank. Interest rates have been at historical lows for several years. As a result, new homes have been more affordable. Increases in interest rates or decreases in availability of mortgage financing, however, could reduce the market for new homes. Potential homebuyers may be less willing or able to pay the increased monthly costs or to obtain mortgage financing that exposes them to interest rate changes. Lenders may increase the qualifications needed for mortgages or adjust their terms to address any increased credit risk. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their current homes to potential buyers who need financing. These factors could adversely affect the sales or pricing of our homes and could also reduce the volume or margins in our financial services business. Beginning in early 2007, the availability of certain mortgage financing products became more constrained as the mortgage industry began to more closely scrutinize sub-prime, Alt-A, and other non-conforming mortgage products. While we do not retain any material risks associated with the loans we originate, our financial services business could be impacted to the extent we are unable to match interest rates and amounts on loans we have committed to originate through the various hedging strategies we employ. Additionally, these developments have had, and may continue to have, a material adverse effect on the overall demand for new housing and thereby on the results of operations for our homebuilding business.

In addition, we believe that the availability of FHA and VA mortgage financing is an important factor in marketing some of our homes. We also believe that the liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry is important to the housing market. Any limitations or restrictions on the availability of financing by these agencies could adversely affect interest rates, mortgage financing, and our sales of new homes and mortgage loans.

Adverse Capital and Credit Market Conditions May Significantly Affect Our Access to Capital and Cost of Capital

The capital and credit markets have been experiencing extreme volatility. In recent months, the volatility and disruption have reached unprecedented levels. In many cases, the markets have exerted downward pressure on the availability of liquidity and credit capacity for issuers.

We need liquidity for future growth and development of our business. Without sufficient liquidity, we may not be able to purchase additional land or develop land, which could adversely affect our financial results. One source of liquidity is our unsecured revolving credit facility. In the event market conditions deteriorate further or we incur additional land-related charges or other asset impairments, we may violate certain financial covenants in the credit facility. These violations, if not waived by the lenders or cured, could result in an optional maturity date acceleration by the lenders, which might require repayment of any borrowings and replacement or cash collateralization of any letters of credit outstanding under the credit facility, and could also result in a default under our $3.2 billion of senior notes.

Adverse Capital and Credit Market Conditions May Significantly Affect Our Access to Capital and Cost of Capital (continued)

The ability to reach an agreement with our lenders or to seek alternative sources of financing, if necessary, will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the homebuilding industry, our credit ratings and credit capacity, as well as the possibility that lenders could develop a negative perception of our long- or short-term financial prospects if the level of our business activity decreases further due to the market downturn. At December 31, 2008, we had cash and equivalents of $1.7 billion and no borrowings outstanding under our unsecured revolving credit facility. However, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on terms acceptable to us, or at all.

Competition for homebuyers could reduce our deliveries or decrease our profitability.

The housing industry in the United States is highly competitive. We compete primarily on the basis of price, reputation, design, location, and quality of our homes. We compete in each of our markets with numerous national, regional, and local homebuilders. This competition with other homebuilders could reduce the number of homes we deliver or cause us to accept reduced margins in order to maintain sales volume.

We also compete with resales of existing or foreclosed homes, housing speculators, and available rental housing. Increased competitive conditions in the residential resale or rental market in the regions where we operate could decrease demand for new homes and increase cancellations of sales contracts in backlog.

Supply shortages and other risks related to the demand for skilled labor and building materials could increase costs and delay deliveries.

The homebuilding industry is highly competitive for skilled labor and materials. Increased costs or shortages of skilled labor and/or lumber, framing, concrete, steel, and other building materials could cause increases in construction costs and construction delays. We generally are unable to pass on increases in construction costs to those customers who have already entered into sale contracts as those sales contracts generally fix the price of the home at the time the contract is signed, which may be well in advance of the construction of the home. Sustained increases in construction costs may, over time, erode our margins, and pricing competition for materials and labor may restrict our ability to pass on any additional costs, thereby decreasing our margins.

Our income tax provision and tax reserves may be insufficient if a taxing authority is successful in asserting positions that are contrary to our interpretations and related reserves, if any.

Significant judgment is required in determining our provision for income taxes and our reserves for federal, state, and local taxes. In the ordinary course of business, there may be matters for which the ultimate outcome is uncertain. Although we believe our approach to determining the tax treatment is appropriate, no assurance can be given that the final tax authority review will not be materially different than that which is reflected in our income tax provision and related tax reserves. Such differences could have a material adverse effect on our income tax provision in the period in which such determination is made and, consequently, on our net income for such period.

We are periodically audited by various federal, state, and local authorities regarding tax matters. Our current audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit, appeal and, in some cases, litigation process. As each audit is concluded, adjustments, if any, are appropriately recorded in our financial statements in the period determined. To provide for potential tax exposures, we maintain tax reserves based on reasonable estimates of potential audit results. However, if the reserves are insufficient upon completion of an audit, there could be an adverse impact on our financial position and results of operations.

We may not realize our deferred income tax assets.

The ultimate realization of our deferred income tax assets is dependent upon generating future taxable income, executing tax planning strategies, and reversals of existing taxable temporary differences. We have recorded a valuation allowance against our deferred income tax assets. The valuation allowance may fluctuate as conditions change.

Our ability to utilize net operating losses ("NOLs") and tax credit carryforwards to offset our future taxable income and/or to recover previously paid taxes would be limited if we were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code (the "IRC"). In general, an "ownership change" occurs whenever the percentage of the stock of a corporation owned by "5-percent shareholders" (within the meaning of Section 382 of the IRC) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned by such "5-percent shareholders" at any time over the testing period.

An ownership change under Section 382 of the IRC would establish an annual limitation to the amount of NOLs and tax credit carryforwards we could utilize to offset our taxable income in any single year. The application of these limitations might prevent full utilization of the deferred tax assets attributable to our NOLs and tax credit carryforwards. We have not experienced an ownership change as defined by Section 382. However, whether a change in ownership occurs in the future is largely outside of our control, and there can be no assurance that such a change will not occur.

Government regulations could increase the cost and limit the availability of our development and homebuilding projects or affect our related financial services operations and adversely affect our business or financial results.

Our operations are subject to building, environmental, and other regulations of various federal, state, and local governing authorities. For our homes to qualify for FHA or VA mortgages, we must satisfy valuation standards and site, material, and construction requirements of those agencies. Our compliance with federal, state, and local laws relating to protection of the environment has had, to date, no material effect upon capital expenditures, earnings, or competitive position. More stringent requirements could be imposed in the future on homebuilders and developers, thereby increasing the cost of compliance.

New housing developments may be subject to various assessments for schools, parks, streets, and other public improvements. These can cause an increase in the effective prices for our homes. In addition, increases in property tax rates by local governmental authorities, as recently experienced in response to reduced federal and state funding, can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes.

We also are subject to a variety of local, state, and federal laws and regulations concerning protection of health, safety, and the environment. The impact of environmental laws varies depending upon the prior uses of the building site or adjoining properties and may be greater in areas with less supply where undeveloped land or desirable alternatives are less available. These matters may result in delays, may cause us to incur substantial compliance, remediation and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas.

Our financial services operations are also subject to numerous federal, state, and local laws and regulations. These include eligibility requirements for participation in federal loan programs and compliance with consumer lending and similar requirements such as disclosure requirements, prohibitions against discrimination, and real estate settlement procedures. They may also subject our operations to examination by applicable agencies. These may limit our ability to provide mortgage financing or title services to potential purchasers of our homes.

Homebuilding is subject to warranty and liability claims in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. We record warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes built. We have, and require the majority of our subcontractors to have, general liability, property, errors and omissions, workers compensation, and other business insurance. These insurance policies protect us against a portion of our risk of loss from claims, subject to certain self-insured retentions, deductibles, and other coverage limits. Through our captive insurance subsidiaries, we reserve for costs to cover our self-insured and deductible amounts under these policies and for any costs of claims and lawsuits, based on an analysis of our historical claims, which includes an estimate of claims incurred but not yet reported. Because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all our warranty and construction defect claims in the future. Contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of general liability insurance for construction defects are currently limited and costly. We have responded to the recent increases in insurance costs and coverage limitations by increasing our self-insured retentions and claim reserves. There can be no assurance that coverage will not be further restricted and become more costly.

Natural disasters and severe weather conditions could delay deliveries, increase costs, and decrease demand for new homes in affected areas.

Our homebuilding operations are located in many areas that are subject to natural disasters and severe weather. The occurrence of natural disasters or severe weather conditions can delay new home deliveries, increase costs by damaging inventories, reduce the availability of materials, and negatively impact the demand for new homes in affected areas. Furthermore, if our insurance does not fully cover business interruptions or losses resulting from these events, our earnings, liquidity, or capital resources could be adversely affected.

Inflation may result in increased costs that we may not be able to recoup if demand declines.

Inflation can have a long-term impact on us because increasing costs of land, materials, and labor may require us to increase the sales prices of homes in order to maintain satisfactory margins. However, inflation is often accompanied by higher interest rates, which have a negative impact on housing demand, in which case we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease.

Future terrorist attacks against the United States or increased domestic and international instability could have an adverse effect on our operations.

A future terrorist attack against the United States could cause a sharp decrease in the number of new contracts signed for homes and an increase in the cancellation of existing contracts. Accordingly, adverse developments in the war on terrorism, future terrorist attacks against the United States, or increased domestic and international instability could adversely affect our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

This Item is not applicable.

ITEM 2. PROPERTIES

Our homebuilding and corporate headquarters are located at 100 Bloomfield Hills Parkway, Bloomfield Hills, Michigan 48304, where we lease 157,200 square feet of office space. We lease 54,380 square feet of office space at 1230 West Washington Street, Tempe, Arizona 85281 for certain corporate and business services. Our vertically-integrated construction operations in our Southwest reporting segment lease facilities in Phoenix, Arizona and Las Vegas, Nevada totaling approximately 121,000 square feet. Pulte Mortgage's offices are located at 7475 South Joliet Street, Englewood, Colorado 80112, where we lease approximately 61,000 square feet of office space. Our homebuilding markets and mortgage branch operations generally lease office space for their day-to-day operations.

Because of the nature of our homebuilding operations, significant amounts of property are held as inventory in the ordinary course of our homebuilding business. Such properties are not included in response to this Item.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various legal and governmental proceedings incidental to our continuing business operations, many involving claims related to certain construction defects. The consequences of these matters are not presently determinable but, in our opinion after consulting with legal counsel and taking into account insurance and reserves, the ultimate liability is not expected to have a material adverse impact on our results of operations, financial position, or cash flows.

In April 2004, we received a request for information from the United States Environmental Protection Agency ("EPA") pursuant to Section 308 of the Clean Water Act. The request sought information about storm water discharge practices in connection with homebuilding projects completed or underway by us. We provided the EPA with information and engaged in pre-filing negotiations to resolve the matter short of litigation. In May 2008, we signed a consent decree with the Department of Justice (DOJ), representing the EPA and several states. The consent decree has been approved by the United States District court for the Eastern District of Virginia (Civil Action No. 1:08CV603) and resolves and concludes all of the EPA's claims and concerns regarding our storm water control practices nationwide. Under the decree, we have paid a civil penalty of $877,000. We have also agreed to undertake a Supplemental Environmental Project (SEP) designed to reduce sediment loading to the Garcia River Watershed in northern California. The Garcia River Watershed includes, among other things, habitat for the recovery of important aquatic species, including the California Coho Salmon, which is listed as threatened under the Endangered Species Act. We have agreed to expend at least $608,000 to fund this SEP, which we are undertaking with the assistance of the Trust for Public Land. The settlement requires the implementation of certain process improvements for the control of storm water at homebuilding sites, and also requires periodic reports to the DOJ, EPA and the participating states for a period of three years.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

This Item is not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is certain information with respect to our executive officers.

Name	Age	Position	Year Became An Officer
William J. Pulte	76	Chairman of the Board	1956
Richard J. Dugas, Jr.	43	President and Chief Executive Officer	2002
Steven C. Petruska	50	Executive Vice President and Chief Operating Officer	2004
Roger A. Cregg	52	Executive Vice President and Chief Financial Officer	1997
James R. Ellinghausen	50	Executive Vice President, Human Resources	2005
Steven M. Cook	50	Senior Vice President, General Counsel and Secretary	2006
Peter J. Keane	43	Senior Vice President, Operations	2006
Vincent J. Frees	59	Vice President and Controller	1995
Gregory M. Nelson	53	Vice President and Assistant Secretary	1993
Bruce E. Robinson	47	Vice President and Treasurer	1998

The following is a brief account of the business experience of each officer during the past five years:

Mr. Pulte, the founder of Pulte Homes, Inc., was appointed Chairman of the Board in December 2001. Previously, he served as Chairman of the Executive Committee of the Board of Directors from January 1999 to December 2001, and Chairman of the Board of Directors from January 1991 until January 1999.

Mr. Dugas was appointed President and Chief Executive Officer in July 2003. Prior to that date, he served as Executive Vice President and Chief Operating Officer. He was appointed Chief Operating Officer in May 2002 and Executive Vice President in December 2002. Since joining our company in 1994, he has served in a variety of management positions.

Mr. Petruska was appointed Executive Vice President and Chief Operating Officer in January 2004. Since joining our company in 1984, he has held a number of management positions. Most recently, he was the President for our Arizona and Nevada operations.

Mr. Cregg was appointed Executive Vice President in May 2003 and was named Chief Financial Officer effective January 1998.

Mr. Ellinghausen was appointed Executive Vice President, Human Resources in December 2006 and previously held the position of Senior Vice President, Human Resources since April 2005. Prior to joining our company, Mr. Ellinghausen held the position of Head of Human Resources for Bristol-Meyers Squibb Company Worldwide Businesses and was employed by Bristol-Meyers Squibb Company since 1997.

Mr. Cook was appointed Senior Vice President, General Counsel and Secretary in December 2008 and previously held the position of Vice President, General Counsel and Secretary since February 2006. Prior to joining our company, Mr. Cook most recently held the position of Vice President and Deputy General Counsel, Corporate, at Sears Holdings Corporation and was employed by Sears, Roebuck and Co. since 1996.

Mr. Keane was appointed Senior Vice President, Operations, in January 2006. He joined Pulte in 1993 and has served in a variety of management positions, mostly in the Midwest region. Most recently, he was the President of the Great Lakes Area.

Mr. Frees has been Vice President and Controller since May 1995. On February 9, 2009, Mr. Frees announced that he will retire from Pulte, effective March 2, 2009.

Mr. Nelson has been Vice President and Assistant Secretary since August 1993.

Mr. Robinson has been Vice President and Treasurer since July 1998.

There is no family relationship between any of the officers. Each officer serves at the pleasure of the Board of Directors.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed on the New York Stock Exchange (Symbol: PHM).

Related Stockholder Matters

The table below sets forth, for the quarterly periods indicated, the range of high and low closing prices and cash dividends declared per share.

	2008			2007		
	High	Low	Declared Dividend	High	Low	Declared Dividend
1st Quarter	$16.35	$8.66	$0.04	$35.10	$25.99	$0.04
2nd Quarter	15.91	9.63	0.04	27.61	22.45	0.04
3rd Quarter	17.23	8.86	0.04	21.85	13.47	0.04
4th Quarter	15.24	7.12	0.04	13.68	9.08	0.04

At February 23, 2009, there were 1,771 shareholders of record.

On November 24, 2008, our Board of Directors discontinued the regular quarterly dividend on the Company's common stock effective in the first quarter of 2009.

Issuer Purchases of Equity Securities (1)

	(a) Total number of shares purchased (2)	(b) Average price paid per share (2)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Approximate dollar value of shares that may yet be purchased under the plans or programs ($000's omitted)
October 1, 2008 to October 31, 2008	-	-	-	$102,342(1)
November 1, 2008 to November 30, 2008	-	-	-	$102,342(1)
December 1, 2008 to December 31, 2008	104,388	$11.84	-	$102,342(1)
Total	104,388	$11.84	-	

(1) Pursuant to the two $100 million stock repurchase programs authorized and announced by our Board of Directors in October 2002 and 2005 and the $200 million stock repurchase authorized and announced in February 2006 (for a total stock repurchase authorization of $400 million), the Company has repurchased a total of 9,688,900 shares for a total of $297.7 million. There are no expiration dates for the programs.

(2) During December 2008, a total of 104,388 shares were surrendered by employees for payment of minimum tax obligations upon the vesting of restricted stock, and were not repurchased as part of our publicly announced stock repurchase programs.

The information required by this item with respect to equity compensation plans is set forth under Item 12 of this annual report on Form 10-K and is incorporated herein by reference.

Performance Graph

The following line graph compares for the fiscal years ended December 31, 2004, 2005, 2006, 2007, and 2008 (a) the yearly cumulative total shareholder return (i.e., the change in share price plus the cumulative amount of dividends, assuming dividend reinvestment, divided by the initial share price, expressed as a percentage) on Pulte's common shares, with (b) the cumulative total return of the Standard & Poor's 500 Stock Index, and with (c) the cumulative total return on the common stock of publicly-traded peer issuers we deem to be our principal competitors in the homebuilding line of business (assuming dividend reinvestment and weighted based on market capitalization at the beginning of each year):

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
AMONG PULTE HOMES, INC., S&P 500 INDEX, AND PEER INDEX
Fiscal Year Ended December 31, 2008
Assumes Initial Investment of $100



Comparison of Cumulative Total Return Assuming $100 Investment as of 12/31/2003
S&P 500
PHM
Peers Only
$200.00
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
PULTE HOMES INC.	100.00	136.77	169.29	143.17	45.99	48.32
S&P 500 Index - Total Return	100.00	110.88	116.32	134.69	142.09	89.52
PEER Only**	100.00	132.70	154.56	122.37	53.65	44.93

* Assumes $100 invested on December 31, 2003, and the reinvestment of dividends.

** Includes Centex Corporation, D.R. Horton Inc., Hovnanian Enterprises, Inc., KB Home, Lennar Corporation, The Ryland Group, Inc., Standard Pacific Corporation, and Toll Brothers, Inc.

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is selected consolidated financial data for each of the past five fiscal years. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Notes thereto included elsewhere in this report.

	Years Ended December 31, ($000's omitted, except per share data)				
	2008	2007	2006	2005	2004
OPERATING DATA:					
Homebuilding:					
Revenues	$ 6,112,038	$ 9,121,730	$14,075,248	$14,528,236	$11,400,008
Income (loss) before income taxes	$ (1,694,711)	$ (2,509,492)	$ 1,010,368	$ 2,298,822	$ 1,635,580
Financial Services:					
Revenues	$ 151,016	$ 134,769	$ 194,596	$ 161,414	$ 112,719
Income (loss) before income taxes	$ 28,045	$ 42,980	$ 115,460	$ 70,586	$ 47,429
Other non-operating:					
Revenues	$ 26,404	$ 6,595	$ 4,564	$ 4,885	$ 1,749
Income (loss) before income taxes	$ (15,933)	$ (30,391)	$ (43,100)	$ (92,394)	$ (90,685)
Consolidated results:					
Revenues	$ 6,289,458	$ 9,263,094	$14,274,408	$14,694,535	$11,514,476
Income (loss) from continuing operations before income taxes	$ (1,682,599)	$ (2,496,903)	$ 1,082,728	$ 2,277,014	$ 1,592,324
Income taxes (benefit)	(209,486)	(222,486)	393,082	840,126	598,751
Income (loss) from continuing operations	(1,473,113)	(2,274,417)	689,646	1,436,888	993,573
Income (loss) from discontinued operations *(a)*	-	18,662	(2,175)	55,025	(7,032)
Net income (loss)	$ (1,473,113)	$ (2,255,755)	$ 687,471	$ 1,491,913	$ 986,541
PER SHARE DATA:					
Earnings per share - basic:					
Income (loss) from continuing operations	$ (5.81)	$ (9.02)	$ 2.73	$ 5.62	$ 3.93
Income (loss) from discontinued operations *(a)*	-	0.07	(0.01)	0.22	(0.03)
Net income (loss)	$ (5.81)	$ (8.94)	$ 2.73	$ 5.84	$ 3.91
Weighted-average common shares outstanding (000's omitted)	253,512	252,192	252,200	255,492	252,590
Earnings per share - assuming dilution:					
Income (loss) from continuing operations	$ (5.81)	$ (9.02)	$ 2.67	$ 5.47	$ 3.82
Income (loss) from discontinued operations *(a)*	-	0.07	(0.01)	0.21	(0.03)
Net income (loss)	$ (5.81)	$ (8.94)	$ 2.66	$ 5.68	$ 3.79
Weighted-average common shares outstanding and effect of diluted securities (000's omitted)	253,512	252,192	258,621	262,801	260,234
Shareholders' equity	$ 10.98	$ 16.80	$ 25.76	$ 23.18	$ 17.68
Cash dividends declared	$ 0.16	$ 0.16	$ 0.16	$ 0.13	$ 0.10

(a) Income (loss) from discontinued operations is comprised of our former thrift operation and Argentina and Mexico homebuilding operations which have been presented as discontinued operations for all periods presented.

ITEM 6. SELECTED FINANCIAL DATA (continued)

	December 31, ($000's omitted)				
	2008	2007	2006	2005	2004
BALANCE SHEET DATA:					
House and land inventories	$4,201,289	$ 6,835,945	$ 9,374,335	$ 8,756,093	$ 7,241,350
Total assets	7,708,458	10,225,703	13,176,874	13,060,860	10,406,897
Senior notes	3,166,305	3,478,230	3,537,947	3,386,527	2,861,550
Shareholders' equity	2,835,698	4,320,193	6,577,361	5,957,342	4,522,274

	Years Ended December 31,				
	2008	2007	2006	2005	2004
OTHER DATA:					
Homebuilding					
Total markets, at year-end	49	51	52	54	45
Total active communities	459	636	690	662	626
Total settlements - units	21,022	27,540	41,487	45,630	38,612
Total net new orders - units	15,306	25,175	33,925	47,531	40,576
Backlog units, at year-end	2,174	7,890	10,255	17,817	15,916
Average unit selling price	$ 284,000	$ 322,000	$ 337,000	$ 315,000	$ 287,000
Gross profit margin from home sales *(a)*	(10.1)%	(5.0)%	17.4%	23.4%	22.6%

(a) Homebuilding interest expense, which represents the amortization of capitalized interest, and land and community valuation adjustments are included in homebuilding cost of sales.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Since early 2006, the U.S. housing market has been unfavorably impacted by a lack of consumer confidence, decreased housing affordability, tightened mortgage standards, and large supplies of resale and new home inventories and related pricing pressures. These factors have contributed to weakened demand for new homes, slower sales, higher cancellation rates, and increased price discounts and sales incentives to attract homebuyers. During 2008, these conditions continued to deteriorate and were accompanied by increased foreclosure activity, constraints on the availability of certain mortgage financing products, increasing unemployment, and significant uncertainty in the U.S. economy. As a result of the combination of these homebuilding industry, mortgage financing, and broader economic factors, we have experienced a net loss in each quarter since the fourth quarter of 2006. Such losses resulted from a combination of reduced operational profitability and significant asset impairments. Since the beginning of 2006, we have incurred total land-related charges of $4.3 billion and goodwill impairments of $375.7 million.

We continue to operate our business with the expectation that difficult market conditions will continue to impact us for at least the near term. We expect these trends in our unit settlements and pricing to continue and the majority of the markets we serve to remain challenging throughout 2009. We have adjusted our approach to land acquisition and development and construction practices and continue to shorten our land pipeline, limit land development expenditures, reduce production volumes, and balance home price and profitability with sales pace and cash flow at each of our communities. We are delaying planned land purchases and development spending and have significantly reduced our total number of controlled lots owned and under option. Additionally, we are closely managing the number of speculative homes put into production. While we will continue to purchase select land positions where it makes strategic and economic sense to do so, we anticipate minimal investment in new land parcels in the near term. We have also closely evaluated and made significant reductions in employee headcount and overhead expenses. As a result of these actions, we incurred restructuring charges of $45.5 million during 2008. In May 2007, we announced a restructuring plan designed to reduce costs and improve ongoing operating efficiencies, which resulted in related charges of $45.7 million in 2007. Due to the persistence of these difficult market conditions, improving the efficiency of our overhead costs will continue to be a significant area of focus. We believe that these measures will help to strengthen our market position and allow us to take advantage of opportunities that may develop in the future.

The U.S. economy is currently undergoing a period of economic uncertainty, and the related financial markets are experiencing significant volatility. In response, the U.S. government has made significant efforts in recent months to stabilize these conditions and increase the regulatory oversight of the financial markets. These actions have included:

- The Housing and Economic Recovery Act of 2008, which was enacted into law in July 2008. Overall, the act is intended to help stabilize and add consumer confidence to the housing industry. However, the act also mandates certain changes to which the industry will have to adjust, such as the elimination of down payment assistance programs for FHA loans. Such programs were utilized for approximately 8% of our home closings in 2008.

- The Emergency Economic Stabilization Act of 2008, which was enacted into law in October 2008. In addition to providing additional liquidity into the financial markets, the act also provides for additional measures to be used to prevent future home foreclosures.

- Modifications to the Real Estate Settlement and Procedures Act ("RESPA") regarding the use by homebuilders of affiliated businesses, such as captive mortgage and title insurance providers. As specific interpretations of the application of certain of these modifications are not yet final, it is unclear as to the magnitude of the impact, if any, that these modifications will have on our business.

- The American Recovery and Reinvestment Act of 2009, which was enacted into law in February 2009. The act is intended to provide additional economic stimulus to the U.S. economy and, among other things, provides for expansion of an existing housing tax credit, an increase to FHA loan limits, various individual tax reductions, and significant increases in government spending for certain programs.

While the ultimate impact of laws already enacted are not yet known, thus far, these actions have not proven stimulative for the homebuilding industry. Due to the uncertainties as to the provisions that may be included in any future legislation, we can not estimate the impact that such new laws, if enacted, would have on our business or future results of operations.

Overview (continued)

If the current trends in economic conditions or financial market volatility continue, it could adversely affect our business and results of operations in future periods, including a further reduction in the demand for housing as well as difficulties in accessing financing on acceptable terms. Given these conditions and the continued weakness in new home sales and closings, visibility as to future earnings performance is limited. Our evaluation for land-related charges recorded to date assumed our best estimates of cash flows for the communities tested. If conditions in the homebuilding industry or our local markets worsen in the future, or if our strategy related to certain communities changes, we may be required to evaluate our assets, including additional projects, for further impairments or write-downs, which could result in future charges that might be significant.

The following is a summary of our operating results for 2008, 2007, and 2006 ($000's omitted, except per share data):

	Years Ended December 31,		
	2008	2007	2006
Income (loss) before income taxes:			
Homebuilding	$ (1,694,711)	$ (2,509,492)	$ 1,010,368
Financial Services	28,045	42,980	115,460
Other non-operating	(15,933)	(30,391)	(43,100)
Income (loss) from continuing operations before income taxes	(1,682,599)	(2,496,903)	1,082,728
Income taxes (benefit)	(209,486)	(222,486)	393,082
Income (loss) from continuing operations	(1,473,113)	(2,274,417)	689,646
Income (loss) from discontinued operations	-	18,662	(2,175)
Net income (loss)	$ (1,473,113)	$ (2,255,755)	$ 687,471
Per share data - assuming dilution:			
Income (loss) from continuing operations	$ (5.81)	$ (9.02)	$ 2.67
Income (loss) from discontinued operations	-	0.07	(0.01)
Net income (loss)	$ (5.81)	$ (8.94)	$ 2.66

The following is a comparison of income (loss) before income taxes for 2008, 2007, and 2006:

- Our Homebuilding loss before income taxes for 2008 was $1.7 billion compared with a loss before income taxes of $2.5 billion in 2007 and income before income taxes of $1.0 billion for 2006. The losses experienced in 2008 and 2007 resulted from lower settlement revenues combined with lower gross margins and significant land-related charges and impairments of investments in unconsolidated joint ventures. Gross margins in 2008 and 2007 were unfavorably impacted by lower selling prices and increased sales incentives. Land-related charges totaled $1.5 billion, $2.2 billion, and $0.5 billion for 2008, 2007, and 2006, respectively. In addition, we incurred goodwill impairment charges of $5.0 million in 2008 and $370.0 million in 2007. There were no goodwill impairment charges in 2006.

- Income before income taxes from our Financial Services business segment decreased 35% in 2008 compared with 2007 after decreasing 63% in 2007 compared with 2006. Income before income taxes for 2006 includes a one-time gain of $31.6 million related to the sale of our investment in Su Casita, a Mexican mortgage banking company, which occurred in the first quarter of 2006. The significant decreases in 2008 and 2007 are primarily the result of lower loan originations due to significant decreases in the number of homes closed and average selling prices combined with higher loan loss reserves. In addition, Financial Services incurred goodwill impairment charges of $0.7 million in 2008. There were no goodwill impairment charges in 2007 or 2006. Capture rates were 92%, 92%, and 91% in 2008, 2007, and 2006, respectively.

- Our Other non-operating loss decreased 48% in 2008 compared with 2007 after decreasing 29% in 2007 compared with 2006, due primarily to reductions in compensation-related costs.

Homebuilding Operations

The following is a summary of income (loss) before income taxes for our Homebuilding operations ($000's omitted):

	Years Ended December 31,		
	2008	2007	2006
Home sale revenue (settlements)	$ 5,980,289	$ 8,881,509	$ 13,975,387
Land sale revenue	131,749	240,221	99,861
Total Homebuilding revenues	6,112,038	9,121,730	14,075,248
Home cost of sales *(a)*	(6,585,177)	(9,329,354)	(11,544,905)
Land cost of sales *(b)*	(393,998)	(418,177)	(138,528)
Selling, general and administrative expense	(776,673)	(1,060,818)	(1,136,027)
Equity income (loss) *(c)*	(12,924)	(190,383)	(95,244)
Other income (expense), net *(d)*	(37,977)	(632,490)	(150,176)
Income (loss) before income taxes	$ (1,694,711)	$ (2,509,492)	$ 1,010,368
Total active communities at December 31	459	636	690
Unit settlements	21,022	27,540	41,487
Average selling price	$ 284	$ 322	$ 337
Net new orders:			
Units	15,306	25,175	33,925
Dollars *(e)*	$ 4,101,000	$ 7,812,000	$ 11,253,000
Backlog at December 31:			
Units	2,174	7,890	10,255
Dollars	$ 631,000	$ 2,510,000	$ 3,580,000

(a) Includes homebuilding interest expense, which represents the amortization of capitalized interest. Home cost of sales also includes land and community valuation adjustments of $1.2 billion, $1.6 billion, and $203.8 million for 2008, 2007, and 2006, respectively.

(b) Includes net realizable value adjustments for land held for sale of $271.1 million, $199.2 million, and $54.6 million for 2008, 2007, and 2006, respectively.

(c) Includes impairments of our investments in unconsolidated joint ventures, which totaled $18.5 million, $189.9 million, and $95.4 million for 2008, 2007, and 2006, respectively.

(d) Includes the write-off of deposits and pre-acquisition costs for land option contracts we no longer plan to pursue of $33.3 million, $239.7 million, and $151.2 million for 2008, 2007, and 2006, respectively. For 2008 and 2007, other income (expense) includes goodwill impairment charges of $5.0 million and $370.0 million, respectively.

(e) Net new order dollars represent a composite of new order dollars combined with other movements of the dollars in backlog related to cancellations and change orders.

Home sale revenues for 2008 were lower than those for 2007 by $2.9 billion, or 33%, and in 2007 were lower than those for 2006 by $5.1 billion, or 36%. The lower home sale revenues in 2008 and 2007 were attributable to decreases in unit settlements of 24% and 34%, respectively, combined with decreases in the average selling price of 12% and 4%, respectively. The declines in unit settlements resulted from both reductions in the number of our active communities (down 28% and 8% at December 31, 2008 and 2007, respectively, compared with the respective prior year) and the challenging sales conditions in our local markets. The decreases in average selling price in 2008 and 2007 reflect a combination of factors, including changes in the product and geographic mix of homes closed during the periods as well as lower market selling prices and higher sales incentives. Home sale revenues, unit settlements, and average selling prices decreased in all of our Homebuilding segments during 2008 and 2007.

Homebuilding Operations (continued)

Homebuilding gross profit margins from home sales in 2008 were negative 10.1%, compared with negative 5.0% in 2007 and positive 17.4% in 2006. The significant decreases in gross profit margins that commenced in 2006 and continued through 2008 were attributable to the difficult market conditions and challenging sales environment, which have resulted in lower average selling prices and increased sales incentives. In addition, we recorded land and community valuation adjustments of $1.2 billion, $1.6 billion, and $203.8 million in 2008, 2007, and 2006, respectively.

We continue to evaluate our existing land positions to ensure the most effective use of capital. Land sale revenues and their related gains or losses may vary significantly between periods, depending on the timing of land sales. Gross profit from land sales had negative margin contributions of $262.2 million, $178.0 million, and $38.7 million for 2008, 2007, and 2006, respectively. These negative margin contributions in 2008, 2007, and 2006 included net realizable value adjustments totaling $271.1 million, $199.2 million, and $54.6 million, respectively, related to land held for sale.

Selling, general, and administrative expenses, as a percentage of home sale revenues, increased to 13.0% compared with 11.9% in 2007 and 8.1% in 2006. While our internal initiatives focused on controlling costs and matching our overall cost structure with the current business environment have resulted in significant reductions in our selling, general, and administrative expenses since 2006, these reductions have been offset by reduced operating leverage resulting from the significant decrease in home sale revenues and lower absorption into inventory of overhead costs due to lower construction volumes. We incurred employee severance costs related to overhead reductions totaling $28.1 million in 2008. We also initiated a restructuring plan in May 2007 that resulted in employee severance costs totaling $31.9 million in 2007. Additionally, we incurred incremental insurance-related expenses in 2008 and 2007 related to the adverse development of general liability product claims.

Equity loss was $12.9 million, $190.4 million, and $95.2 million for 2008, 2007, and 2006, respectively. The equity losses experienced for 2008, 2007 and 2006 included impairments related to investments in unconsolidated joint ventures totaling $18.5 million, $189.9 million, and $95.4 million, respectively.

Other income (expense), net includes the write-off of deposits and pre-acquisition costs resulting from decisions not to pursue certain land acquisitions which totaled $33.3 million, $239.7 million, and $151.2 million, in 2008, 2007, and 2006, respectively. These write-offs vary in amount from year to year as we continue to evaluate potential land acquisitions for the most effective use of capital. Other income (expense), net also includes goodwill impairment charges of $5.0 million and $370.0 million in 2008 and 2007, respectively. Additionally, other income (expense), net includes restructuring charges (primarily asset impairments and lease termination costs) of $13.3 million in 2008 related to overhead reduction efforts, $13.7 million in 2007 related to the reorganization initiated in May 2007, and $18.5 million in 2006 related to the closure of a production facility located in Virginia.

For 2008, net new order units decreased 39% to 15,306 units compared with 2007. For 2007, net new order units decreased 26% to 25,175 units compared with 2006. Cancellation rates were 33%, 33%, and 29%, in 2008, 2007, and 2006, respectively. Most markets experienced a substantial increase in resale and new home inventory, and this, combined with declining consumer confidence, decreased housing affordability, difficulties experienced by customers in selling their existing homes, and the more restrictive mortgage financing market, has resulted in higher than historical cancellation rates and reduced net new orders during 2008, 2007, and 2006.

The dollar value of net new orders decreased 48% in 2008 compared to 2007 and decreased 31% in 2007 compared with 2006. At December 31, 2008, we had 459 active selling communities, a decrease of 28% from December 31, 2007. At December 31, 2007, we had 636 active selling communities, a decrease of 8% from December 31, 2006. Ending backlog, which represents orders for homes that have not yet closed, was 2,174 units at December 31, 2008 with a dollar value of $631 million. Ending backlog was 7,890 units at December 31, 2007 with a dollar value of $2.5 billion.

We had 5,058 and 9,031 homes in production at December 31, 2008 and 2007, respectively, excluding 1,372 and 1,628 model homes, respectively. Included in our total homes in production were 3,509 and 3,744 homes that were unsold to customers at December 31, 2008 and 2007, respectively, of which 1,857 and 1,273 homes, respectively, were completed.

At December 31, 2008 and 2007, our Homebuilding operations controlled 120,796 and 157,858 lots, respectively. Of these controlled lots, 97,473 and 131,385 lots were owned and 23,250 and 24,813 lots were under option agreements approved for purchase at December 31, 2008 and 2007, respectively. In addition, there were 73 and 1,660 lots under option agreements, pending approval, at December 31, 2008 and 2007, respectively. During 2008, we withdrew from land option contracts representing 6,203 lots with purchase prices totaling $179.4 million.

Homebuilding Operations (continued)

The total purchase price related to approved land under option for use by our Homebuilding operations at future dates approximated $1.3 billion at December 31, 2008. In addition, total purchase price related to land under option pending approval was valued at approximately $1.7 million at December 31, 2008. Land option agreements, which may be cancelled at our discretion, may extend over several years and are secured by deposits and pre-acquisition costs totaling $225.3 million, of which $1.2 million is refundable. This balance excludes $19.8 million of contingent payment obligations which may or may not become actual obligations to us.

Homebuilding Segment Operations

Our homebuilding operations represent our core business. Homebuilding offers a broad product line to meet the needs of first-time, first and second move-up, and active adult homebuyers. We have determined that our operating segments are our Areas. We conduct our operations in 49 markets, located throughout 25 states, and have presented our reportable Homebuilding segments as follows:

Atlantic Coast:	Atlantic Coast Area includes the following states: *Connecticut, Delaware, Georgia, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Tennessee, Virginia*
Gulf Coast:	Gulf Coast Area includes the following states: *Florida, Texas*
Midwest:	Great Lakes Area includes the following states: *Colorado, Illinois, Indiana, Michigan, Minnesota, Ohio*
Southwest:	Southwest Area includes the following states: *Arizona, Nevada, New Mexico*
*California:	California Area includes the following state: *California*

** Our homebuilding operations located in Reno, Nevada are reported in the California segment, while our remaining Nevada homebuilding operations are reported in the Southwest segment.*

We also have one reportable segment for our financial services operations which consists principally of mortgage banking and title operations conducted through Pulte Mortgage and our other subsidiaries. Our Financial Services segment operates generally in the same markets as our Homebuilding segments.

Homebuilding Segment Operations (continued)

The following table presents selected financial information for our homebuilding reporting segments:

	Years Ended December 31,		
	2008	2007	2006
Home sale revenue (settlements) ($000's omitted):			
Atlantic Coast	$ 1,794,383	$ 2,287,290	$ 2,904,466
Gulf Coast	1,194,828	1,663,459	3,104,314
Midwest	720,565	1,146,991	1,639,940
Southwest	1,459,385	2,316,147	3,694,571
California	811,128	1,467,622	2,632,096
	$ 5,980,289	$ 8,881,509	$ 13,975,387
Income (loss) before income taxes ($000's omitted):			
Atlantic Coast	$ (144,520)	$ (76,994)	$ 215,538
Gulf Coast	(244,900)	(468,938)	397,962
Midwest	(103,202)	(339,193)	(90,695)
Southwest	(555,756)	(249,173)	714,185
California	(284,048)	(545,369)	107,368
Unallocated *(a)*	(362,285)	(829,825)	(333,990)
	$ (1,694,711)	$ (2,509,492)	$ 1,010,368
Unit settlements:			
Atlantic Coast	5,416	6,563	7,993
Gulf Coast	5,391	6,630	12,189
Midwest	2,651	3,888	5,548
Southwest	5,494	7,318	10,548
California	2,070	3,141	5,209
	21,022	27,540	41,487
Net new orders - units:			
Atlantic Coast	3,920	6,010	7,445
Gulf Coast	3,958	6,418	8,824
Midwest	2,094	3,319	5,201
Southwest	3,878	6,609	8,365
California	1,456	2,819	4,090
	15,306	25,175	33,925
Unit backlog:			
Atlantic Coast	576	2,072	2,625
Gulf Coast	689	2,122	2,334
Midwest	271	828	1,397
Southwest	394	2,010	2,719
California	244	858	1,180
	2,174	7,890	10,255

(a) Unallocated includes amortization of capitalized interest of $210.7 million, $315.0 million, and $255.7 million for 2008, 2007, and 2006, respectively; goodwill impairments of $5.0 million and $370.0 million for 2008 and 2007; and shared services that benefit all operating segments, the costs of which are not allocated to the operating segments reported above.

Homebuilding Segment Operations (continued)

	Years Ended December 31,		
	2008	2007	2006
Controlled lots:			
Atlantic Coast	21,327	30,322	50,856
Gulf Coast	41,840	48,371	66,960
Midwest	9,187	14,098	23,082
Southwest	36,920	49,746	66,034
California	11,522	15,321	25,291
	120,796	157,858	232,223
Land and community valuation adjustments ($000's omitted):			
Atlantic Coast	$ 112,292	$ 133,507	$ 23,289
Gulf Coast	172,384	381,534	25,984
Midwest	79,029	240,380	73,152
Southwest	519,405	335,044	9,774
California	238,984	398,717	55,569
Corporate and unallocated *(a)*	85,237	114,473	16,000
Total valuation adjustments	$ 1,207,331	$ 1,603,655	$ 203,768
Net realizable value adjustments (NRV) - land held for sale ($000's omitted):			
Atlantic Coast	$ 91,697	$ 22,703	$ 3,204
Gulf Coast	74,809	46,773	14,275
Midwest	20,295	103,374	29,784
Southwest	53,269	14,859	7,014
California	31,041	11,538	293
Total NRV adjustments - land held for sale	$ 271,111	$ 199,247	$ 54,570
Write-off of deposits and pre-acquisition costs ($000's omitted) *(b)*:			
Atlantic Coast	$ 16,650	$ 63,977	$ 38,312
Gulf Coast	555	52,065	29,095
Midwest	795	10,940	31,644
Southwest	15,328	54,870	21,013
California	(19)	57,864	33,102
Corporate and unallocated	-	-	(1,981)
Total write-off of deposits and pre-acquisition costs	$ 33,309	$ 239,716	$ 151,185
Impairments of investments in unconsolidated joint ventures ($000's omitted):			
Southwest	$ -	$ 59,075	$ -
California	15,386	128,303	95,400
Corporate and unallocated *(c)*	3,088	2,485	-
	$ 18,474	$ 189,863	$ 95,400

(a) Includes $84.8 million of write-offs of capitalized interest related to land and community valuation adjustments and a $0.4 million valuation adjustment related to a non-strategic land parcel recorded during 2008. Includes $110.8 million and $16.0 million of write-offs of capitalized interest related to land and community valuation adjustments recorded during 2007 and 2006, respectively, and $3.7 million of land and community valuation adjustments related our Puerto Rico operations recorded during 2007.

(b) Includes settlements related to costs previously in dispute and considered non-recoverable.

(c) Includes impairments related to joint ventures located in Puerto Rico.

Homebuilding Segment Operations (continued)

Atlantic Coast:

For 2008, Atlantic Coast home sale revenues decreased 22% compared with 2007 due to a 17% decrease in unit settlements combined with a 5% decrease in the average selling price, including significant home sale revenue reductions in our Mid-Atlantic and Georgia markets. The increased loss before income taxes was primarily attributable to the reduction in revenues combined with a decline in gross margin. Atlantic Coast recorded land-related charges of $220.6 million and $220.2 million in 2008 and 2007, respectively. Gross margins, excluding land-related charges, increased within the New England and Metro NY/NJ markets during 2008. Net new orders decreased 35% compared with 2007 while the cancellation rate increased to 29% compared with 27% in 2007.

For 2007, Atlantic Coast operations experienced weakened demand for new homes primarily as a result of increases in existing home inventories. Home sale revenues in 2007 decreased 21% due to an 18% decrease in unit settlements combined with a 4% decrease in the average selling price. Operating results were negatively impacted by $220.2 million and $64.8 million of land-related charges in 2007 and 2006, respectively. Net new orders for 2007 decreased 19% compared with 2006. During 2007, increased cancellation rates were attributable to lower new order sign-up activity and increased cancellations in all markets. Cancellation rates for 2007 were 27% compared with 23% for 2006.

Gulf Coast:

For 2008, Gulf Coast home sale revenues decreased 28% compared with the prior year period with a 19% decrease in unit settlements combined with a 12% decrease in the average selling price, including a significant decrease in home sale revenues in our Orlando and Southwest Florida markets. While all of our Gulf Coast markets experienced a loss before income taxes in 2008, the overall loss before income taxes decreased in 2008 compared with 2007 due to significantly lower land-related charges, which totaled $247.7 million and $480.4 million in 2008 and 2007, respectively. Excluding land-related charges, gross margins decreased within the majority of our Gulf Coast markets. Net new orders declined by 38% compared with 2007. The cancellation rate in 2008 was 33% compared with 31% in 2007.

For 2007, Gulf Coast home sale revenues decreased 46% compared with 2006 due to a 46% decrease in unit settlements combined with 1% decrease in the average selling price. Our Gulf Coast operations recorded impairments and land-related charges of $480.4 million in 2007 compared with $69.4 million in 2006. Net new orders in 2007 decreased 27% compared with 2006. Cancellation rates for 2007 were 31% compared with 30% for 2006.

Midwest:

Our Midwest segment continues to face difficult local economic conditions in the majority of its markets. For 2008, Midwest home sale revenues decreased 37% compared with 2007 due to a 32% decrease in unit settlements combined with an 8% decrease in the average selling price, as all of our Midwest markets experienced home sale revenue reductions. Our Illinois market had the most sizable decrease in home sale revenues and closings. Each of our Midwest markets experienced pretax losses during 2008. The segment's loss before income taxes decreased during 2008 due to significantly lower land-related charges, which totaled $100.1 million in 2008 compared with $354.7 million in 2007. Net new orders declined by 37% due to the difficult market conditions. Cancellation rates were 23% for 2008 compared with 26% for 2007.

The Midwest operations were one of the most challenged areas in the country in 2007 due to difficult local economic conditions. Midwest home sale revenues decreased 30% compared with 2006 due to a 30% decrease in unit settlements. Average selling prices were flat. For 2007 and 2006, Midwest operating results were negatively impacted by land-related charges of $354.7 million and $134.6 million, respectively. During 2007, reduced new order sign-up activity resulted in higher cancellation rates. Net new orders in 2007 decreased 36% compared with 2006. For 2007, cancellation rates were 26% compared with 20% for 2006.

Homebuilding Segment Operations (continued)

Southwest:

Market conditions in our Las Vegas and Phoenix operations deteriorated markedly in 2008. For 2008, Southwest home sale revenues decreased 37% compared with the prior year period due to a 25% decrease in unit settlements combined with a 16% decrease in average selling prices. The increased loss before income taxes in 2008 was primarily attributable to this decrease in revenues combined with a significant decline in gross margin and $588.0 million in land-related charges in 2008 compared with $404.8 million in 2007. In addition, Southwest's 2007 results included impairments of $59.1 million related to two unconsolidated joint ventures. Excluding land-related charges, all of our Southwest markets experienced lower gross margin during 2008 compared with 2007, especially Las Vegas and Phoenix. Net new orders declined by 41% in 2008 due to the difficult market conditions. Cancellation rates remained flat at 37% in both 2008 and 2007.

In 2007, Southwest home sale revenues decreased 37% due to a 31% decrease in unit settlements combined with a 10% decrease in average selling prices. During 2007 and 2006, our Southwest operations recorded impairments and land-related charges of $404.8 million and $37.8 million, respectively. During 2007, Southwest's results also included impairments of $59.1 million related to two unconsolidated joint ventures. Net new orders for 2007 decreased 21% compared with 2006. Cancellation rates were 37% in 2007 compared with 35% in 2006.

California:

For 2008, California home sale revenues decreased 45% compared with 2007 due to a 34% decrease in unit settlements combined with a 16% decrease in average selling prices as all of our California markets experienced home sale revenue reductions. This reduction in revenues and significant decline in gross margin contributed to the loss before income taxes, which also included $270.0 million in land-related charges and a $15.4 million valuation adjustment related to unconsolidated joint ventures. The 2008 loss before income taxes was lower than in 2007 primarily due to the lower land-related charges, which totaled $468.1 million in 2007. In 2007, California also recorded valuation adjustments totaling $128.3 million related to unconsolidated joint ventures. Excluding land-related charges, our Bay Area market experienced the most sizable decrease in gross margin. Net new orders declined by 48% in 2008 due to the difficult market conditions. Cancellation rates were 44% in 2008 compared with 43% in 2007.

California home sale revenues decreased 44% in 2007 due primarily to a 40% decrease in unit settlements and an 8% decrease in average selling price. In 2007, California recorded impairments and land-related charges of $468.1 million and valuation adjustments totaling $128.3 million related to unconsolidated joint ventures. In 2006, California recorded land-related charges of $89.0 million and $95.4 million of valuation adjustments related to two of our unconsolidated joint ventures located in Sacramento. During 2007, reduced new order sign-up activity resulted in higher cancellation rates. Net new orders for 2007 decreased 31% compared with 2006. For 2007, cancellation rates were approximately 43% compared with 36% for 2006.

Financial Services Operations

We conduct our Financial Services operations, which includes mortgage and title operations, through Pulte Mortgage and other subsidiaries. We originate mortgage loans using our own funds or borrowings made available through various credit arrangements, and then sell such mortgage loans monthly to outside investors. Also, we sell our servicing rights on a flow basis through fixed price servicing sales contracts. The following table presents selected financial information for our Financial Services operations ($000's omitted):

	Years Ended December 31,		
	2008	2007	2006
Mortgage operations revenues	$ 135,409	$ 113,967	$ 164,763
Title services	15,607	20,802	29,833
Total Financial Services revenues	151,016	134,769	194,596
Expenses	(123,082)	(92,150)	(111,468)
Gain on sale of equity investment	-	-	31,635
Equity income	111	361	697
Income before income taxes	$ 28,045	$ 42,980	$ 115,460
Total originations:			
Loans	15,227	23,404	40,269
Principal	$ 3,403,500	$ 5,336,400	$ 8,683,500

Total Financial Services revenues for 2008 increased 12% compared with 2007. The increase was attributable to a combination of a shift in product mix to agency loans, which are more profitable to us, and the adoption of two new accounting standards, SEC Staff Accounting Bulletin No. 109 "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109") and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). These standards were adopted effective January 1, 2008 and require that the fair value of interest rate lock loan commitments include the fair value of future servicing rights and that loans held for sale for which we elected the fair value option be carried at fair value rather than at the lower of cost or market. The adoption of these standards resulted in an increase to mortgage operations revenues of $32.0 million during 2008 and an increase to expenses of $27.5 million. Partially offsetting these favorable impacts was a significant decrease in loan origination volume. Interest income, which is included in mortgage operations revenues, was 39% lower in 2008 than in 2007, primarily due to the significant decrease in loan origination volume. For 2007, interest income decreased 35% compared with 2006, also due to the decrease in loan origination volume partially offset by higher loan yields resulting from the shift to agency loans. Revenues from our title operations decreased 25% in 2008 compared with 2007 and 30% in 2007 compared with 2006 due to the declines in home settlements.

Mortgage origination unit volume and principal volume decreased 35% and 36%, respectively, in 2008 compared with 2007 and 42% and 39%, respectively, in 2007 compared with 2006. The decrease in unit volume is due primarily to lower home settlements. Our capture rates for 2008, 2007, and 2006 were 92%, 92%, and 91%, respectively. Our capture rate represents loan originations from our Homebuilding operations as a percentage of total loan opportunities from our Homebuilding operations, excluding cash settlements. The decrease in mortgage origination principal volume resulted from the reduced settlement volume combined with lower average selling prices, which reduced the average loan size. Our Homebuilding customers continue to account for substantially all loan production, representing nearly 100% of Pulte Mortgage unit production for 2008, 2007, and 2006. At December 31, 2008, our loan application backlog was $342.0 million, compared with $1.5 billion and $2.1 billion at December 31, 2007 and 2006, respectively.

Financial Services Operations (continued)

The table below provides certain selected operating data for our Financial Services operations:

	Years Ended December 31,		
	2008	2007	2006
Mortgage loan origination dollars:			
Adjustable rate - interest only	1%	6%	22%
- other	2%	2%	6%
Total adjustable rate	3%	8%	28%
Fixed rate	97%	92%	72%
	100%	100%	100%
Mortgage loan origination units:			
Adjustable rate - interest only	1%	4%	18%
- other	1%	2%	4%
Total adjustable rate	2%	6%	22%
Fixed rate	98%	94%	78%
	100%	100%	100%
Principal dollars originated *(a)*:			
Prime loans	93%	82%	62%
Alt-A loans	1%	14%	36%
Sub-prime loans	6%	4%	3%
Average FICO score	739	745	743
Average combined loan-to-value	84%	82%	82%

(a) Based on first loans funded by Pulte Mortgage. Prime loans are defined as full documentation first mortgages with FICO scores of 621 or higher. Alt-A loans are defined as non-full documentation first mortgages with FICO scores of 621 or higher. Sub-prime loans are defined as first mortgage with FICO scores of 620 or lower.

The mortgage industry experienced a significant shift away from adjustable rate mortgages ("ARMs"), which generally have a lower profit per loan, to fixed rate mortgages during 2008 and 2007. Interest-only mortgages, a component of ARMs, also decreased significantly during 2008 and 2007. Because we sell our loans monthly and retain only limited risk for sold loans for a short period of time, we believe that our Financial Services operations do not have any material direct risks related to sub-prime and Alt-A loans. However, the availability of certain mortgage financing products has become more constrained, as the mortgage industry is now more closely scrutinizing sub-prime, Alt-A, and other non-conforming mortgage products. These developments have had and may continue to have a material adverse effect on the overall demand for new housing and thereby on the results of operations of both our Homebuilding and Financial Services businesses.

Income before income taxes decreased 35% in 2008 compared with 2007 as the higher mortgage operations revenues were offset by decreased loan origination volumes, increased loan loss reserves, an impairment of goodwill totaling $0.7 million, and restructuring expenses of $4.1 million related to our overhead reduction initiatives. Income before income taxes decreased 63% in 2007 compared with 2006, primarily due to the sale of our investment in Su Casita, a Mexico-based mortgage banking company, in 2006. As a result of this transaction, we recognized a pre-tax gain of approximately $31.6 million in 2006. Excluding this gain, income before income taxes still decreased significantly in 2007 compared with 2006, primarily due to lower loan origination volumes and increased loan loss reserves. This decrease was partially offset by an increase in average loan size and the shift in funded product mix toward fixed rate and agency loans, which are more profitable for us.

Since we sell the majority of our loans monthly and retain only limited risk related to the loans we originate, our overall loan loss reserves have historically not been significant. During 2008 and 2007, however, we experienced increases in our loans held for investment, non-performing portfolio loans, and foreclosed properties as well as higher expected losses on repurchased or re-insured loans. As a result, our overall loan loss reserves increased to $23.4 million at December 31, 2008 compared with $12.4 million and $2.1 million at December 31, 2007 and 2006, respectively. Loan loss provisions included in expenses totaled $20.4 million, $11.6 million, and $1.5 million in 2008, 2007, and 2006, respectively.

We hedge portions of our forecasted cash flow from sales of closed mortgage loans with derivative financial instruments to minimize the impact of changes in interest rates. We do not use derivative financial instruments for trading purposes.

Other Non-Operating

Other non-operating expenses consists of income and expenses related to corporate services provided to our subsidiaries. These expenses are incurred for financing, developing and implementing strategic initiatives centered on new business development and operating efficiencies, and providing the necessary administrative support associated with being a publicly traded entity listed on the New York Stock Exchange. Accordingly, these results will vary from year to year as these strategic initiatives evolve. The following table presents a summary of other non-operating expenses ($000's omitted):

	Years Ended December 31,		
	2008	2007	2006
Net interest income (expense)	$ 23,496	$ 2,731	$ (531)
Other expenses, net	(39,429)	(33,122)	(42,569)
Loss before income taxes	$ (15,933)	$ (30,391)	$ (43,100)

The increases in net interest income in 2008 and 2007 resulted from higher average invested cash balances and lower borrowings under our unsecured revolving credit facility. Other expenses, net in 2008 exceeded those in 2007 primarily as a result of expenses related to the amendments of our unsecured revolving credit facility and the repurchase of $313.4 million of our senior notes due 2009 by means of a tender offer completed in June 2008. The lower levels of other expenses, net in 2008 and 2007 compared with 2006 resulted primarily from reductions in compensation-related costs.

Interest capitalized into homebuilding inventory is charged to home cost of sales based on the cyclical timing of our unit settlements over a period that approximates the average life cycle of our communities. Interest expensed to homebuilding cost of sales for the years ended December 31, 2008, 2007, and 2006 includes $84.8 million, $110.8 million, and $16.0 million, respectively, related to land and community valuation adjustments. Information related to corporate interest capitalized into homebuilding inventory is as follows ($000's omitted):

	Years Ended December 31,		
	2008	2007	2006
Interest in inventory, beginning of period	$ 160,598	$ 235,596	$ 229,798
Interest capitalized	220,131	240,000	261,486
Interest expensed	(210,709)	(314,998)	(255,688)
Interest in inventory, end of period	$ 170,020	$ 160,598	$ 235,596
Interest incurred *	$ 223,039	$ 243,864	$ 266,561

** Interest incurred includes interest on our senior debt, short-term borrowings, and other financing arrangements and excludes interest incurred by our financial services operations.*

Income Taxes

Our income tax assets and liabilities and related effective tax rate are affected by a number of factors. Income taxes were provided at an effective tax rate of 12.4%, 8.9%, and 36.3% for 2008, 2007, and 2006, respectively. The effective tax rates for 2008 and 2007 were lower than the rate for 2006 due to the non-cash deferred tax asset valuation allowances and impairments of goodwill recorded in those periods. Excluding the valuation allowances and goodwill impairment charges, which are discussed more fully in the Notes to the Consolidated Financial Statements, the effective tax rates for 2008 and 2007 would have been approximately 37.3% and 38.1%, respectively.

Discontinued Operations

In 2007, income (loss) from discontinued operations includes $18.7 million in refundable income taxes related to the our investment in our discontinued Mexico homebuilding operations. We disposed of our Mexico homebuilding operations in December 2005.

Discontinued Operations (continued)

In 2006, income (loss) from discontinued operations includes a provision of $2.3 million, net of tax, which resulted from a contractual adjustment related to the disposition of our Mexico homebuilding operations in December 2005. Income (loss) from discontinued operations for 2006 also includes $0.2 million of income, net of tax, related to the disposal of First Heights, our former bank subsidiary, which was completed in 2005. A provision of $0.1 million, net of tax, resulting from a contractual adjustment related to the January 2005 disposition of our former Argentina homebuilding operations is also included in income (loss) from discontinued operations in 2006.

Liquidity and Capital Resources

We finance our land acquisitions, development, and construction activities by using internally-generated funds and existing credit arrangements. We routinely monitor current operational requirements and financial market conditions to evaluate the use of available financing sources, including securities offerings. Based on our current financial condition and credit relationships, we believe that our operations and borrowing resources are sufficient to provide for our current and foreseeable capital requirements. However, we continue to evaluate the impact of market conditions on our liquidity and may determine that modifications are appropriate if market conditions continue to deteriorate or if the current difficult market conditions extend beyond our expectations.

At December 31, 2008, we had cash and equivalents of $1.7 billion and no borrowings outstanding under our unsecured revolving credit facility. We also had $3.2 billion of senior notes outstanding. Other financing included limited recourse land-collateralized financing totaling $5.7 million. Sources of our working capital include our cash and equivalents, our committed unsecured revolving credit facility, and Pulte Mortgage's committed credit arrangements.

We follow a diversified investment approach for our cash and equivalents by maintaining such funds with a diversified portfolio of banks within our group of relationship banks in high quality, highly liquid, short-term investments, generally money market funds and federal government or agency securities. We monitor our investments with each bank on a daily basis and do not believe our cash and equivalents are exposed to any material risk of loss. However, given the current volatility in the global financial markets, there can be no assurances that losses of principal balance on our cash and equivalents will not occur.

Our ratio of debt-to-total capitalization, excluding our land-collateralized and Pulte Mortgage debt, was 52.8% at December 31, 2008, and 34.8% net of cash and equivalents.

We amended our unsecured revolving credit facility twice during 2008, decreasing the borrowing capacity from $1.86 billion to $1.2 billion, adjusting the required tangible net worth minimum and maximum allowed debt-to-total capitalization ratio, increasing the costs of borrowing or issuing letters of credit, and establishing certain liquidity reserve accounts in the event that we fail to satisfy an interest coverage test. The maturity date of June 2012 was not impacted. Under the terms of the credit facility, we have the capacity to issue letters of credit totaling up to $1.125 billion. Borrowing availability is reduced by the amount of letters of credit outstanding. The credit facility includes a borrowing base limitation when we do not have an investment grade senior unsecured debt rating from at least two of Fitch Ratings, Moody's Investor Service, and Standard and Poor's Corporation (the "Rating Agencies"). We currently do not have investment grade ratings from any of the Rating Agencies and are therefore subject to the borrowing base limitation. Given the uncertainty of current market conditions, we anticipate operating under the borrowing base limitation throughout 2009. Under the borrowing base limitation, the sum of our senior debt and the amount drawn on the revolving credit facility may not exceed an amount based on certain percentages of various categories of our unencumbered inventory and other assets. At December 31, 2008, we had no borrowings outstanding and full availability of the remaining $846.7 million under the credit facility after consideration of $353.3 million of outstanding letters of credit. As a result, the borrowing base limitation did not restrict our borrowing at December 31, 2008.

Effective with the November 2008 amendment, we are required to maintain certain liquidity reserve accounts in the event we fail to satisfy an interest coverage test. Specifically, if the interest coverage ratio (as defined in the credit facility) is less than 2.0 to 1.0, we are required to maintain cash and equivalents in designated accounts with certain banks. While our access to and utilization of cash and equivalents maintained in liquidity reserve accounts is not restricted, failure to maintain sufficient balances within the liquidity reserve accounts restricts our ability to utilize the credit facility. We maintained the required cash and equivalents of $393.3 million within the liquidity reserve accounts at December 31, 2008. Additionally, failure to satisfy the interest coverage test can also result in an increase to LIBOR margin and letter of credit pricing.

Liquidity and Capital Resources (continued)

The credit facility contains certain financial covenants. We are required to not exceed a debt-to-total capitalization ratio as well as to meet a tangible net worth minimum each quarter. At December 31, 2008, our debt-to-total capitalization ratio (as defined in the credit facility) was 49.4% (compared with the requirement not to exceed 55%) while our tangible net worth (as defined in the credit facility) cushion was $722 million. Violations of any of the covenants in the credit facility, if not waived by the lenders or cured, could result in an optional maturity date acceleration by the lenders, which might require repayment of any borrowings and replacement or cash collateralization of any letters of credit outstanding under the credit facility. In the event these violations were not waived by the lenders or cured, the violations could also result in a default under our $3.2 billion of senior notes. As of December 31, 2008, we were in compliance with all of the covenants under the credit facility. However, in the event market conditions deteriorate in the future or we incur additional land-related charges, our compliance with the required covenant levels may be adversely impacted. Additionally, our ability to utilize the full capacity of the credit facility may be limited under the terms of the borrowing base.

Pulte Mortgage provides mortgage financing for many of our home sales and uses its own funds and borrowings made available pursuant to its committed credit arrangements. Pulte Mortgage uses these resources to finance its lending activities until the mortgage loans are sold to third party investors. At December 31, 2008, Pulte Mortgage had a committed credit arrangement consisting of a $405 million revolving credit facility, which expires May 2009. The previous asset-backed commercial paper program was repaid and terminated in May 2008. The revolving credit facility requires Pulte Mortgage to maintain a consolidated tangible net worth minimum each month and restricts funded debt to 15 times tangible net worth. At December 31, 2008, Pulte Mortgage had $237.6 million outstanding under the revolving credit facility. We believe that Pulte Mortgage will be able to renew or replace its revolving credit facility when it expires. However, given the uncertainty in the capital markets, there can be no assurances that we will be able to complete such renewal or replacement on commercially reasonable terms. In the event of such an occurrence, we believe we have capacity through other sources to meet Pulte Mortgage's anticipated financing needs.

Pursuant to the two $100 million stock repurchase programs authorized by our Board of Directors in October 2002 and 2005, and the $200 million stock repurchase authorization in February 2006 (for a total stock repurchase authorization of $400 million), we have repurchased a total of 9,688,900 shares for a total of $297.7 million. There were no repurchases under these programs during 2008. We had remaining authorization to purchase common stock aggregating $102.3 million at December 31, 2008.

Our net cash provided by operating activities amounted to $1.2 billion in each of 2008 and 2007. For 2006, net cash used in operating activities was $267.5 million. The primary drivers of cash flow from operations are inventory levels and profitability. In 2008 and 2007, our net loss was largely attributable to non-cash asset impairments, including land-related charges and investments in unconsolidated entities, goodwill impairments, and a deferred tax asset valuation allowance. In addition, we focused on right-sizing our land and house inventory in 2008 and 2007 to better match current market conditions, which resulted in a significant net decrease to inventories. In 2006, net income was offset primarily by significant investments in land inventory.

Cash used in investing activities was $55.9 million in 2008 compared with $221.4 million in 2007 and $86.9 million in 2006. The significant decrease in cash used in investing activities during 2008 compared with 2007 resulted primarily from reduced investments in unconsolidated entities and lower capital expenditures. The increase in cash used in investing activities in 2007 compared with 2006 resulted primarily from investments of $217.5 million in unconsolidated entities. In addition, we received cash of $49.2 million in 2006 for the sale of subsidiaries and equity investments, primarily resulting from the sale of our Mexico homebuilding operations, though this was offset by the use of $65.8 million, net of cash acquired, to purchase the remaining 50% of our vertically-integrated construction operations in our Southwest reporting segment.

Net cash used in financing activities totaled $567.7 million, $487.6 million, and $96.2 million in 2008, 2007, and 2006, respectively. The cash used in financing activities in 2008, 2007, and 2006 was largely attributable to reductions in outstanding borrowings under various credit arrangements as the result of the lower volumes in our Homebuilding and Financial Services operations. Additionally, we repurchased $313.4 million of our senior notes due 2009 by means of a tender offer completed in June 2008. Offsetting this to some degree in 2008 and 2007 was a significant reduction in stock repurchases under our stock repurchase programs.

On November 24, 2008, our Board of Directors discontinued the regular quarterly dividend on our common stock effective in the first quarter of 2009.

Liquidity and Capital Resources (continued)

Inflation

We, and the homebuilding industry in general, may be adversely affected during periods of high inflation because of higher land and construction costs. Inflation may also increase our financing, labor, and material costs. In addition, higher mortgage interest rates significantly affect the affordability of permanent mortgage financing to prospective homebuyers. While we attempt to pass to our customers increases in our costs through increased sales prices, the current industry conditions have resulted in lower sales prices in substantially all of our markets. If we are unable to raise sales prices enough to compensate for higher costs, or if mortgage interest rates increase significantly, affecting our prospective homebuyers' ability to adequately finance home purchases, our revenues, gross margins, and net income would be adversely affected.

Seasonality

We experience variability in our quarterly results from operations due to the seasonal nature of the homebuilding industry. Historically, we have experienced significant increases in revenues and cash flow from operations during the fourth quarter based on the timing of home settlements. However, the challenging market conditions experienced since early 2006 have lessened the seasonal variations of our results. Given the current significant uncertainty in the homebuilding industry, we can make no assurances as to when and whether our historical seasonality will recur.

Contractual Obligations and Commercial Commitments

The following table summarizes our payments under contractual obligations as of December 31, 2008:

	Payments Due by Period ($000's omitted)				
	Total	**2009**	**2010-2011**	**2012-2013**	**After 2013**
Contractual obligations:					
Long-term debt *(a)*	$5,855,423	$ 234,989	$1,107,116	$ 596,279	$3,917,039
Operating lease obligations	206,528	41,574	53,166	36,453	75,335
Other long-term liabilities *(b)*	6,278	4,214	1,985	79	-
Total contractual obligations *(c)*	$6,068,229	$ 280,777	$1,162,267	$ 632,811	$3,992,374

(a) Represents our senior notes and related interest payments.

(b) Represents our limited recourse collateralized financing arrangements and related interest payments.

(c) We do not have any payments due in connection with capital lease or purchase obligations.

We are subject to the usual obligations associated with entering into contracts (including option contracts) for the purchase, development, and sale of real estate in the routine conduct of our business. Option contracts for the purchase of land enable us to defer acquiring portions of properties owned by third parties and unconsolidated entities until we are ready to build homes on them. This reduces our financial risks associated with long-term land holdings. At December 31, 2008, we had agreements to acquire 23,323 homesites through option contracts. At December 31, 2008, we had $224.1 million of non-refundable option deposits and advanced costs related to certain of these agreements.

At December 31, 2008, we had $126.3 million of gross unrecognized tax benefits and $36.1 million of related accrued interest and penalties. We are currently under examination by various taxing jurisdictions and anticipate finalizing the examinations with certain jurisdictions within the next twelve months. However, the final outcome of these examinations is not yet determinable. The statute of limitations for our major tax jurisdictions remains open for examination for tax years 1998-2007.

Contractual Obligations and Commercial Commitments (continued)

The following table summarizes our other commercial commitments as of December 31, 2008:

	Amount of Commitment Expiration by Period ($000's omitted)				
	Total	2009	2010-2011	2012-2013	After 2013
Other commercial commitments:					
Guarantor revolving credit facilities *(a)*	$ 1,200,000	$ -	$ -	$ 1,200,000	$ -
Non-guarantor revolving credit facilities	405,000	405,000	-	-	-
Standby letters of credit *(b)*	10,593	4,843	5,750	-	-
Total commercial commitments *(c)*	$ 1,615,593	$ 409,843	$ 5,750	$ 1,200,000	$ -

(a) Includes capacity to issue up to $1.125 billion in standby letters of credit, of which $353.3 million was outstanding at December 31, 2008.

(b) Excludes standby letters of credit issued under the Guarantor revolving credit facilities.

(c) Excludes performance and surety bonds of approximately $1.1 billion, which typically do not have stated expiration dates.

Off-Balance Sheet Arrangements

We use standby letters of credit and performance bonds to guarantee our performance under various contracts, principally in connection with the development of our projects. The expiration dates of the letter of credit contracts coincide with the expected completion date of the related homebuilding projects. If the obligations related to a project are ongoing, annual extensions of the letters of credit are typically granted on a year-to-year basis. At December 31, 2008, we had outstanding letters of credit of $363.9 million. Performance bonds and surety bonds generally do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. These bonds, which approximated $1.1 billion at December 31, 2008, are typically outstanding over a period of approximately 3-5 years. We do not believe that there will be draws upon any such letters of credit or performance bonds.

In the ordinary course of business, we enter into land option or option type agreements in order to procure land for the construction of houses in the future. At December 31, 2008, these agreements totaled approximately $1.3 billion. Pursuant to these land option agreements, we provide a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. If the entity holding the land under option is a variable interest entity, our deposit represents a variable interest in that entity. At December 31, 2008, we consolidated certain land option agreements and recorded assets of $156.6 million as land, not owned, under option agreements.

At December 31, 2008 and 2007, aggregate outstanding debt of unconsolidated joint ventures was $519.3 million and $602.5 million, respectively, of which our proportionate share of such joint venture debt was $92.0 million and $134.0 million, respectively. Of our proportionate share of joint venture debt, we provided limited recourse guaranties for $84.3 million and $124.5 million of such joint venture debt at December 31, 2008 and 2007, respectively. See Note 5 to the Consolidated Financial Statements included elsewhere in this Form 10-K for additional information.

For 2008, 2007, and 2006, we recognized equity loss from our unconsolidated joint ventures of $12.8 million, $190.0 million, and $62.9 million, respectively. The equity loss recognized during 2008, 2007, and 2006 includes land valuation adjustments of $18.5 million, $189.9 million, and $95.4 million, respectively.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements were prepared in conformity with United States generally accepted accounting principles. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in our specific circumstances (see Note 1 of our Consolidated Financial Statements). Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these consolidated financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the consolidated financial statements, giving due regard to materiality.

Critical Accounting Policies and Estimates (continued)

Revenue recognition

Homebuilding – Homebuilding revenue and related profit are generally recognized at the time of the closing of the sale, when title to and possession of the property are transferred to the buyer. In situations where the buyer's financing is originated by Pulte Mortgage, our wholly-owned mortgage subsidiary, and the buyer has not made an adequate initial or continuing investment as required by SFAS No. 66, "Accounting for Sales of Real Estate," the profit on such sales is deferred until the sale of the related mortgage loan to a third-party investor has been completed unless there is a loss on the sale in which case the loss on such sale is recognized at the time of closing.

Financial Services – Mortgage servicing fees represent fees earned for servicing loans for various investors. Servicing fees are based on a contractual percentage of the outstanding principal balance, or a contracted set fee in the case of certain sub-servicing arrangements, and are credited to income when related mortgage payments are received or the sub-servicing fees are earned. With the adoption of SFAS 159 effective January 1, 2008, loan origination fees, commitment fees, and certain direct loan origination costs are recognized as incurred. Previously, such fees and costs were deferred as an adjustment to the cost of the related loans and recognized as an adjustment to revenues upon the sale of such loans. Gains and losses from sales of mortgage loans are recognized when the loans are sold. Interest income is accrued from the date a mortgage loan is originated until the loan is sold. Loans are placed on non-accrual status once they become greater than 90 days past due their contractual terms. Subsequent payments received are applied according to the contractual terms of the loan.

Inventory valuation

Inventory is stated at the lower of accumulated cost or fair value, as determined in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("SFAS 144"). Accumulated cost includes costs associated with land acquisition, land development, and home construction costs, including interest, real estate taxes, and certain direct and indirect overhead costs related to development and construction. For those communities for which construction and development activities have been idled, applicable interest and real estate taxes are expensed as incurred. Land acquisition and development costs are allocated to individual lots using an average lot cost determined based on the total expected land acquisition and development costs and the total expected home closings for the community. The specific identification method is used to accumulate home construction costs.

We capitalize interest cost into homebuilding inventories. Each layer of capitalized interest is amortized over a period that approximates the average life of communities under development. Interest expense is allocated over the period based on the cyclical timing of unit settlements.

Cost of sales includes the construction cost of the home, the average lot cost for the home, estimated warranty costs for the home, and commissions and closing costs applicable to the home. The construction cost of the home includes amounts paid through the closing date of the home, plus an appropriate accrual for costs incurred but not yet paid, based on an analysis of budgeted construction cost. This accrual is reviewed for accuracy based on actual payments made after closing compared with the amount accrued, and adjustments are made if needed. Total community land acquisition and development costs are based on an analysis of budgeted costs compared with actual costs incurred to date and estimates to complete. The development cycles for our communities range from under one year to in excess of ten years for certain master planned communities. Adjustments to estimated total land acquisition and development costs for the community affect the amounts costed for the community's remaining lots.

In accordance with SFAS 144, we record valuation adjustments on land inventory and related communities under development when events and circumstances indicate that they may be impaired and when the cash flows estimated to be generated by those assets are less than their carrying amounts. For communities that demonstrate indicators of impairment, we compare the expected undiscounted cash flows for these communities to their carrying value. For those communities whose carrying values exceeds the expected undiscounted cash flows, we calculate the fair value of the community. Impairment charges are required to be recorded if the fair value of the community's inventory is less than its carrying value.

Critical Accounting Policies and Estimates (continued)

Inventory valuation (continued)

We generally determine the fair value of each community's inventory using a discounted cash flow model. These estimated cash flows are significantly impacted by estimates related to expected average selling prices and sale incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates must be made for each individual community and may vary significantly between communities. Due to uncertainties in the estimation process, the significant volatility in demand for new housing, and the long life cycles of many communities, actual results could differ significantly from such estimates.

Investments in unconsolidated entities

We have investments in a number of unconsolidated entities, including joint ventures, with independent third parties. Many of these unconsolidated entities purchase, develop, and/or sell land and homes in the United States and Puerto Rico. The equity method of accounting is used for unconsolidated entities over which we have significant influence; generally this represents partnership equity or common stock ownership interests of at least 20% and not more than 50%. Under the equity method of accounting, we recognize our proportionate share of the profits and losses of these entities. Certain of these entities sell land to us. In these situations, we defer the recognition of profits from such activities until the time the related homes are sold. The cost method of accounting is used for investments in which we have less than a 20% ownership interest and do not have the ability to exercise significant influence.

We evaluate our investments in unconsolidated entities for recoverability in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). If we determine that a loss in the value of the investment is other than temporary, we write down the investment to its estimated fair value. Any such losses are recorded to equity loss in the Consolidated Statements of Operations. Additionally, each unconsolidated entity evaluates its long-lived assets, such as inventory, for recoverability in accordance with SFAS 144. Our proportionate share of any such impairments under SFAS 144 are also recorded to equity loss in the Consolidated Statements of Operations. Evaluations of recoverability under both APB 18 and SFAS 144 are primarily based on projected cash flows. Due to uncertainties in the estimation process and the significant volatility in demand for new housing, actual results could differ significantly from such estimates.

Residential mortgage loans

Prior to January 1, 2008, residential mortgage loans available-for-sale were stated at the lower of aggregate cost or market value. In accordance with SFAS 159, we elected the fair value option for our portfolio loans available-for-sale and for first mortgage loans originated subsequent to December 31, 2007. SFAS 159 permits entities to measure various financial instruments and certain other items at fair value on a contract-by-contract basis. Election of the fair value option for residential mortgage loans available-for-sale allows a better offset of the changes in fair values of the loans and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions. Changes in the fair value of these loans are reflected in revenues as they occur.

Loans held for investment consist of interim financing mortgage loans for certain of our customers as well as a portfolio of loans that either have been repurchased from investors or were not saleable upon closing. These loans are carried at cost and reviewed for impairment when recoverability becomes doubtful.

Goodwill and intangible assets

We have recorded certain intangible assets and goodwill, most of which relate to the Del Webb merger in 2001. Intangible assets, primarily trademarks and tradenames, were valued using proven valuation procedures and are amortized over their estimated useful life. Goodwill is subject to annual impairment testing. The carrying value and ultimate realization of these assets is dependent upon estimates of future earnings and benefits that we expect to generate from their use. If our expectations of future results and cash flows decrease significantly, intangible assets and goodwill may be impaired. If we determine that the carrying value of intangible assets and goodwill may not be recoverable based upon the existence of one or more indicators of impairment, we measure impairment using accepted valuation methods. For intangible assets, we use a projected undiscounted cash flow method to determine if impairment exists and then measure impairment using discounted cash flows. For goodwill, we assess fair value by measuring discounted cash flows of our reporting units and measure impairment as the difference between the resulting implied fair value of goodwill and the recorded book value. The estimates of useful lives and expected cash flows require us to make significant judgments regarding future periods that are subject to some factors outside of our control. As of December 31, 2008, all of our recorded goodwill has been written off.

Critical Accounting Policies and Estimates (continued)

Allowance for warranties

Home purchasers are provided with a limited warranty against certain building defects, including a one-year comprehensive limited warranty and coverage for certain other aspects of the home's construction and operating systems for periods of up to ten years. We estimate the costs to be incurred under these warranties and record a liability in the amount of such costs at the time product revenue is recognized. Factors that affect our warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and the cost per claim. We periodically assess the adequacy of our recorded warranty liability for each geographic market in which we operate and adjust the amounts as necessary. Actual warranty costs in the future could differ from our estimates.

Insurance

We have, and require the majority of our subcontractors to have, general liability, property, errors and omissions, workers compensation, and other business insurance. These insurance policies protect us against a portion of the risk of loss from claims, subject to certain self-insured retentions, deductibles, and other coverage limits. Through our captive insurance subsidiaries, we reserve for costs to cover our self-insured and deductible amounts under those policies and for any costs of claims and related lawsuits, based on an analysis of our historical claims, which includes an estimate of claims incurred but not yet reported. These estimates are subject to a high degree of uncertainty due to a variety of factors, including extended lag times in the reporting and resolution of claims, which generally occur over several years and can occur in excess of ten years, and trends or changes in claim settlement patterns, insurance industry practices, and legal interpretations. As a result, actual costs could differ significantly from the estimated amounts. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs.

Stock-based compensation

We calculate the fair value of stock options using the Black-Scholes option pricing model. Determining the fair value of share-based awards at the grant date requires judgment in developing assumptions, which involve a number of variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, the expected dividend yield, and expected stock option exercise behavior. In addition, we also use judgment in estimating the number of share-based awards that are expected to be forfeited. We adopted SFAS 123(R) using the modified prospective method of transition.

Income taxes

We calculate our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is primarily dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In determining the future tax consequences of events that have been recognized in our financial statements or tax returns, judgment is required. Differences between the anticipated and actual outcomes of these future tax consequences could have a material impact on our consolidated results of operations or financial position.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), effective January 1, 2007. FIN 48 creates a single model to address accounting for uncertainty in tax positions and clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Significant judgment is required to evaluate uncertain tax positions. Evaluations of our tax positions consider changes in facts or circumstances, changes in law, correspondence with taxing authorities, and settlements of audit issues.

New Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements included elsewhere in this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to interest rate risk on our rate-sensitive financing to the extent long-term rates decline. The following tables set forth, as of December 31, 2008 and 2007, our rate-sensitive financing obligations, principal cash flows by scheduled maturity, weighted-average interest rates, and estimated fair value ($000's omitted).

	As of December 31, 2008 for the Years ending December 31,							
	2009	2010	2011	2012	2013	There-after	Total	Fair Value
Rate-sensitive liabilities:								
Fixed interest rate debt:								
Senior notes	$ 25,412	$ -	$ 698,563	$ -	$ 300,000	$2,150,000	$3,173,975	$2,136,628
Average interest rate	4.88%	-	7.95%	-	6.25%	6.24%	6.60%	-
Non-recourse collateralized financing	$ 3,840	$ 890	$ 890	$ 75	$ -	$ -	$ 5,695	$ 5,695
Average interest rate	6.22%	7.25%	7.25%	7.25%	-	-		

	As of December 31, 2007 for the Years ending December 31,							
	2008	2009	2010	2011	2012	There-after	Total	Fair Value
Rate-sensitive liabilities:								
Fixed interest rate debt:								
Senior notes	$ -	$ 338,812	$ -	$ 698,563	$ -	$2,450,000	$3,487,375	$2,962,634
Average interest rate	-	4.88%	-	7.95%	-	6.24%	6.45%	-
Non-recourse collateralized financing	$ 4,120	$ 3,490	$ 890	$ 890	$ -	$ -	$ 9,390	$ 9,390
Average interest rate	5.65%	5.57%	7.25%	7.25%	-	-	5.93%	-

Pulte Mortgage, operating as a mortgage banker, is also subject to interest rate risk. Interest rate risk begins when we commit to lend money to a customer at agreed-upon terms (i.e., commit to lend at a certain interest rate for a certain period of time). The interest rate risk continues through the loan closing and until the loan is sold to an investor. During 2008 and 2007, this period of interest rate exposure averaged approximately 60 days. In periods of rising interest rates, the length of exposure will generally increase due to customers locking in an interest rate sooner as opposed to letting the interest rate float.

We minimize interest rate risk by (i) financing the loans via a variable rate borrowing agreement tied to LIBOR and (ii) hedging our loan commitments and closed loans through derivative financial instruments. These financial instruments include cash forward placement contracts on mortgage-backed securities, whole loan investor commitments, options on treasury future contracts, and options on cash forward placement contracts on mortgage-backed securities. We do not use any derivative financial instruments for trading purposes.

Hypothetical changes in the fair values of our financial instruments arising from immediate parallel shifts in long-term mortgage rates of plus 50, 100, and 150 basis points would not be material to our financial results.

At December 31, 2008, our aggregate net investment exposed to foreign currency exchange rate risk includes our remaining non-operating investments in Mexico, which approximated $6 million.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

As a cautionary note, except for the historical information contained herein, certain matters discussed in Item 1A., *Risk Factors*, Item 7., *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Item 7A., *Quantitative and Qualitative Disclosures About Market Risk*, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act").

Forward-looking statements give current expectations or forecasts of future events. Words such as "anticipate", "expect", "intend", "plan", "believe", "seek", "estimate", and other words and terms of similar meaning in connection with discussions of future operating or financial performance signify forward-looking statements. From time to time, we also may provide oral or written forward-looking statements in other materials released to the public. Such statements are made in good faith by us pursuant to the "Safe Harbor" provisions of the Reform Act. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Such forward-looking statements involve known risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from our future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, those set forth under Item 1A. - *Risk Factors*.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PULTE HOMES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
($000's omitted, except per share data)

	2008	2007
ASSETS		
Cash and equivalents	$ 1,655,264	$ 1,060,311
Unfunded settlements	11,988	38,714
House and land inventory	4,201,289	6,835,945
Land held for sale	164,954	252,563
Land, not owned, under option agreements	171,101	212,235
Residential mortgage loans available-for-sale	297,755	447,089
Investments in unconsolidated entities	134,886	105,479
Other assets	697,652	904,298
Income taxes receivable	373,569	263,163
Deferred income tax assets	-	105,906
	$ 7,708,458	$ 10,225,703
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable, including book overdrafts of $100,232 and $185,701 in 2008 and 2007, respectively	$ 218,135	$ 418,637
Customer deposits	40,950	132,720
Accrued and other liabilities	1,079,195	1,308,554
Collateralized short-term debt, recourse solely to applicable non-guarantor subsidiary assets	237,560	440,611
Income tax liabilities	130,615	126,758
Senior notes	3,166,305	3,478,230
Total liabilities	4,872,760	5,905,510
Shareholders' equity:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 400,000,000 shares authorized, 258,169,442 and 257,098,765 shares issued and outstanding at December 31, 2008 and 2007, respectively	2,582	2,571
Additional paid-in capital	1,394,790	1,362,504
Accumulated other comprehensive loss	(4,099)	(4,883)
Retained earnings	1,442,425	2,960,001
Total shareholders' equity	2,835,698	4,320,193
	$ 7,708,458	$ 10,225,703

See Notes to Consolidated Financial Statements.

PULTE HOMES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2008, 2007, and 2006
(000's omitted, except per share data)

	2008	2007	2006
Revenues:			
Homebuilding	$ 6,112,038	$ 9,121,730	$ 14,075,248
Financial Services	151,016	134,769	194,596
Other non-operating	26,404	6,595	4,564
Total revenues	6,289,458	9,263,094	14,274,408
Expenses:			
Homebuilding, principally cost of sales	7,793,825	11,440,839	12,969,636
Financial Services	123,082	92,150	111,468
Other non-operating, net	42,337	36,986	47,664
Total expenses	7,959,244	11,569,975	13,128,768
Other income:			
Gain on sale of equity investments	-	-	31,635
Equity loss	(12,813)	(190,022)	(94,547)
Income (loss) from continuing operations before income taxes	(1,682,599)	(2,496,903)	1,082,728
Income taxes (benefit)	(209,486)	(222,486)	393,082
Income (loss) from continuing operations	(1,473,113)	(2,274,417)	689,646
Income (loss) from discontinued operations	-	18,662	(2,175)
Net income (loss)	$ (1,473,113)	$ (2,255,755)	$ 687,471
Per share data:			
Basic:			
Income (loss) from continuing operations	$ (5.81)	$ (9.02)	$ 2.73
Income (loss) from discontinued operations	-	0.07	(0.01)
Net income (loss)	$ (5.81)	$ (8.94)	$ 2.73
Assuming dilution:			
Income (loss) from continuing operations	$ (5.81)	$ (9.02)	$ 2.67
Income (loss) from discontinued operations	-	0.07	(0.01)
Net income (loss)	$ (5.81)	$ (8.94)	$ 2.66
Cash dividends declared	$ 0.16	$ 0.16	$ 0.16
Number of shares used in calculation:			
Basic:			
Weighted-average common shares outstanding	253,512	252,192	252,200
Assuming dilution:			
Effect of dilutive securities-stock options and restricted stock grants	-	-	6,421
Adjusted weighted-average common shares and effect of dilutive securities	253,512	252,192	258,621

See Notes to Consolidated Financial Statements.

PULTE HOMES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2008, 2007, and 2006
($000's omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Shareholders' Equity, January 1, 2006	$ 2,570	$ 1,209,148	$ (5,496)	$ 4,751,120	$ 5,957,342
Stock option exercises	13	8,337	-	-	8,350
Excess tax benefits (deficiencies) from stock-based compensation	-	6,696	-	-	6,696
Stock awards	7	(7)	-	-	-
Cash dividends declared - $0.16 per share	-	-	-	(40,879)	(40,879)
Stock repurchases	(37)	(17,653)		(104,605)	(122,295)
Stock-based compensation	-	78,166	-	-	78,166
Comprehensive income:					
Net income	-	-	-	687,471	687,471
Change in fair value of derivatives, net of income tax benefit of $760, net of reclassification for net realized losses on derivatives of $18 included in net income	-	-	1,240	-	1,240
Foreign currency translation adjustments	-	-	1,270	-	1,270
Total comprehensive income					689,981
Shareholders' Equity, December 31, 2006	$ 2,553	$ 1,284,687	$ (2,986)	$ 5,293,107	$ 6,577,361
Adoption of FASB Interpretation No. 48 (FIN 48)	-	-	-	(31,354)	(31,354)
Stock option exercises	7	7,855	-	-	7,862
Excess tax benefits (deficiencies) from stock-based compensation	-	523	-	-	523
Stock awards	13	(13)	-	-	-
Cash dividends declared - $0.16 per share	-	-		(40,997)	(40,997)
Stock repurchases	(2)	(1,243)	-	(5,000)	(6,245)
Stock-based compensation	-	70,695	-	-	70,695
Comprehensive income (loss):					
Net income (loss)	-	-	-	(2,255,755)	(2,255,755)
Change in fair value of derivatives, net of income tax benefit of $1,080, net of reclassification for net realized gains on derivatives of $978 included in net income	-	-	(1,762)	-	(1,762)
Foreign currency translation adjustments	-	-	(135)	-	(135)
Total comprehensive loss					(2,257,652)
Shareholders' Equity, December 31, 2007	$ 2,571	$ 1,362,504	$ (4,883)	$ 2,960,001	$ 4,320,193
Stock option exercises	5	4,538	-	-	4,543
Excess tax benefits (deficiencies) from stock-based compensation	-	(9,437)	-	-	(9,437)
Stock awards	9	(9)	-	-	-
Cash dividends declared - $0.16 per share	-	-	-	(41,119)	(41,119)
Stock repurchases	(3)	(1,913)	-	(3,344)	(5,260)
Stock-based compensation	-	39,107	-	-	39,107
Comprehensive income (loss):					
Net income (loss)	-	-	-	(1,473,113)	(1,473,113)
Change in fair value of derivatives, net of income tax benefit of $631, net of reclassification for net realized losses on derivatives of $1,029 included in net income	-	-	1,424	-	1,424
Foreign currency translation adjustments	-	-	(640)	-	(640)
Total comprehensive loss					(1,472,329)
Shareholders' Equity, December 31, 2008	$ 2,582	$ 1,394,790	$ (4,099)	$ 1,442,425	$ 2,835,698

See Notes to Consolidated Financial Statements.

PULTE HOMES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008, 2007, and 2006
($000's omitted)

	2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ (1,473,113)	$ (2,255,755)	$ 687,471
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:			
Write-down of land and deposits and pre-acquisition costs	1,511,751	2,042,618	409,523
Goodwill impairments	5,654	370,023	-
Gain on sale of equity investments	-	-	(31,635)
Amortization and depreciation	73,980	83,852	83,675
Stock-based compensation expense	39,107	70,695	78,166
Deferred income taxes	105,906	73,164	(157,832)
Equity loss from unconsolidated entities	12,813	190,022	94,547
Distributions of earnings from unconsolidated entities	4,421	4,429	6,590
Other, net	3,536	2,315	2,657
Increase (decrease) in cash due to:			
Inventories	1,114,686	622,359	(1,151,972)
Residential mortgage loans available-for-sale	165,035	395,425	167,156
Other assets	116,631	(4,936)	98,776
Accounts payable, accrued and other liabilities	(463,872)	(396,541)	(380,985)
Income tax liabilities	3,857	20,585	(173,663)
Net cash provided by (used in) operating activities	1,220,392	1,218,255	(267,526)
Cash flows from investing activities:			
Distributions from unconsolidated entities	6,777	60,201	67,444
Investments in unconsolidated entities	(54,619)	(217,541)	(58,229)
Investments in subsidiaries, net of cash provided	-	-	(65,779)
Net change in loans held for investment	5,462	(13,728)	-
Proceeds from the sale of subsidiaries and equity investments	-	-	49,216
Proceeds from the sale of fixed assets	5,314	19,767	19,091
Capital expenditures	(18,878)	(70,116)	(98,629)
Net cash used in investing activities	(55,944)	(221,417)	(86,886)
Cash flows from financing activities:			
Net repayments under Financial Services credit arrangements	(203,051)	(374,096)	(78,294)
Proceeds from other borrowings	-	-	150,000
Repayment of other borrowings	(317,080)	(74,687)	(19,757)
Excess tax benefits from stock-based compensation	-	523	6,696
Issuance of common stock	4,543	7,862	8,350
Stock repurchases	(5,260)	(6,245)	(122,295)
Debt issuance costs	(5,687)	-	-
Dividends paid	(41,119)	(40,997)	(40,879)
Net cash used in financing activities	(567,654)	(487,640)	(96,179)
Effect of exchange rate changes on cash and equivalents	(1,841)	(179)	(385)
Net increase (decrease) in cash and equivalents	594,953	509,019	(450,976)
Cash and equivalents at beginning of period	1,060,311	551,292	1,002,268
Cash and equivalents at end of period	$ 1,655,264	$ 1,060,311	$ 551,292
Supplemental Cash Flow Information:			
Interest paid, net of amounts capitalized	$ 10,002	$ 14,533	$ 17,483
Income taxes paid (refunded), net	$ (194,666)	$ (72,364)	$ 718,695

See Notes to Consolidated Financial Statements.

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of Pulte Homes, Inc., all of its direct and indirect subsidiaries (the "Company") and variable interest entities in which the Company is deemed to be the primary beneficiary. The direct subsidiaries of Pulte Homes, Inc. include Pulte Diversified Companies, Inc., Del Webb Corporation ("Del Webb"), and other subsidiaries that are engaged in the homebuilding business. Pulte Diversified Companies, Inc.'s operating subsidiaries include Pulte Home Corporation, Pulte International Corporation ("International"), and other subsidiaries that are engaged in the homebuilding business. The Company also has a mortgage banking company, Pulte Mortgage LLC ("Pulte Mortgage"), which is a subsidiary of Pulte Home Corporation.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation.

Foreign currency

The financial statements of the Company's foreign subsidiaries were measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries were translated at exchange rates as of the balance sheet date. Revenues and expenses were translated at average exchange rates in effect during the year. Realized foreign currency transaction gains and losses were not significant during 2008, 2007, and 2006.

Cash and equivalents

Cash and equivalents includes institutional money market investments and time deposits with a maturity of three months or less when acquired. Additionally, the Company holds cash that is restricted as to its use. Restricted cash consists of customer deposits on home sales which are temporarily restricted by regulatory requirements until title transfers to the homebuyer and other accounts with restrictions. At December 31, 2008 and 2007, the balance of restricted cash was $16.9 million and $20.0 million, respectively.

Investments in unconsolidated entities

The Company has investments in a number of unconsolidated entities, including joint ventures, with independent third parties. Many of these unconsolidated entities purchase, develop, and/or sell land and homes in the United States and Puerto Rico. The equity method of accounting is used for unconsolidated entities over which the Company has significant influence; generally this represents partnership equity or common stock ownership interests of at least 20% and not more than 50%. Under the equity method of accounting, the Company recognizes its proportionate share of the profits and losses of these entities. Certain of these entities sell land to the Company. In these situations, the Company defers the recognition of profits from such activities until the time the related homes are sold. The cost method of accounting is used for investments in which the Company has less than a 20% ownership interest and does not have the ability to exercise significant influence.

1. Summary of significant accounting policies (continued)

Investments in unconsolidated entities (continued)

The Company evaluates its investments in unconsolidated entities for recoverability in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). If the Company determines that a loss in the value of the investment is other than temporary, the Company writes down the investment to its estimated fair value. Any such losses are recorded to equity loss in the Consolidated Statements of Operations. Additionally, each unconsolidated entity evaluates its long-lived assets, such as inventory, for recoverability in accordance with SFAS 144. The Company's proportionate share of any such impairments under SFAS 144 is also recorded to equity loss in the Consolidated Statements of Operations. Evaluations of recoverability under both APB 18 and SFAS 144 are primarily based on projected cash flows. Due to uncertainties in the estimation process and the significant volatility in demand for new housing, actual results could differ significantly from such estimates.

Goodwill

Goodwill, which represents the cost of acquired companies in excess of the fair value of the net assets at the acquisition date, has been recorded in prior years in connection with various acquisitions. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, annually in the fourth quarter and when events or changes in circumstances indicate the carrying amount may not be recoverable, management evaluates the recoverability of goodwill by comparing the carrying value of the Company's reporting units to their fair value.

Due to a significant deterioration in market conditions, a continuation of significant impairments and land-related charges, and a steep decline in the market price of the Company's common stock to a level significantly below its book value, the Company performed a detailed evaluation of goodwill as of September 30, 2007. Management evaluated the recoverability of goodwill by comparing the carrying value of the Company's reporting units to their fair value. Fair value was determined based on discounted future cash flows supplemented by a market-based assessment of fair value for each reporting unit. These cash flows are significantly impacted by estimates related to current market valuations, current and future economic conditions in each of the Company's geographical markets, and the Company's strategic plans within each of its markets. Due to uncertainties in the estimation process and the significant volatility in demand for new housing, actual results could differ significantly from such estimates.

The evaluation as of September 30, 2007 resulted in an impairment charge of $335.6 million. During the fourth quarters of 2007 and 2008, the Company performed its annual goodwill impairment test and determined that additional goodwill had become impaired as the result of continued deterioration in market conditions. This resulted in additional impairment charges of $34.4 million and $5.7 million in the fourth quarters of 2007 and 2008, respectively. Activity in the Company's goodwill balances by reporting segment during 2008 and 2007 consisted of the following ($000's omitted):

Reporting Segment	Balance at December 31, 2008	Impairments	Balance at December 31, 2007	Impairments	Balance at December 31, 2006
Atlantic Coast	$ -	$ (4,954)	$ 4,954	$ (2,729)	$ 7,683
Gulf Coast	-	-	-	(38,907)	38,907
Midwest	-	-	-	(18,316)	18,316
Southwest	-	-	-	(218,966)	218,966
California	-	-	-	(91,105)	91,105
Financial Services	-	(700)	700	-	700
Total goodwill	$ -	$ (5,654)	$ 5,654	$ (370,023)	$ 375,677

1. Summary of significant accounting policies (continued)

Intangible assets

Intangible assets consist primarily of trademarks and tradenames acquired in connection with the 2001 acquisition of Del Webb and are included in the assets of the Company's Homebuilding operations. These intangible assets were valued at the acquisition date utilizing proven valuation procedures and are being amortized on a straight-line basis over a 20-year life. The acquired cost and accumulated amortization of the Company's intangible assets were $163.0 million and $60.4 million, respectively, at December 31, 2008, and $163.0 million and $52.3 million, respectively, at December 31, 2007. Amortization expense was $8.2 million in each of 2008, 2007, and 2006. Amortization expense for trademarks and tradenames is expected to be $8.2 million in each of the next five years.

Intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. If impairment indicators exist, an assessment of undiscounted future cash flows for the assets related to these intangibles is evaluated accordingly. If the results of the analysis indicate impairment, the assets are adjusted to fair market value. During 2008, 2007, and 2006, there were no impairments of intangible assets.

Fixed assets and depreciation

Fixed assets are recorded at cost. Maintenance and repair costs are expensed as incurred. Depreciation is computed principally by the straight-line method based upon estimated useful lives as follows: vehicles, three to seven years, model and office furniture, two to three years, and equipment, three to ten years. Fixed assets are included in other assets and totaled $69.3 million net of accumulated depreciation of $224.5 million at December 31, 2008 and $123.9 million net of accumulated depreciation of $217.1 million at December 31, 2007. Depreciation expense totaled $65.8 million, $75.6 million, and $75.4 million in 2008, 2007, and 2006, respectively.

Advertising cost

The Company expenses advertising costs as incurred. The Company incurred advertising costs of $77.8 million, $104.3 million, and $106.0 million in 2008, 2007, and 2006, respectively.

Employee benefits

The Company maintains a defined contribution retirement plan that covers substantially all of the Company's employees. Company contributions pursuant to the plan totaled $15.1 million, $21.0 million, and $23.5 million in 2008, 2007, and 2006, respectively.

Insurance

The Company has, and requires the majority of its subcontractors to have, general liability, property, errors and omissions, workers' compensation, and other business insurance. These insurance policies protect the Company against a portion of its risk of loss from claims, subject to certain self-insured retentions, deductibles, and other coverage limits. Through its captive insurance subsidiaries, the Company reserves for costs to cover its self-insured and deductible amounts under those policies and for any costs of claims and related lawsuits, based on an analysis of the Company's historical claims, which includes an estimate of claims incurred but not yet reported. These estimates are subject to a high degree of uncertainty due to a variety of factors, including extended lag times in the reporting and resolution of claims, which generally occur over several years and can occur in excess of ten years, and trends or changes in claim settlement patterns, insurance industry practices, and legal interpretations. As a result, actual costs could differ significantly from the estimated amounts. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs. The Company's reserves for such items totaled $347.6 million and $309.9 million at December 31, 2008 and 2007, respectively. Expenses, including estimates for claims not yet reported, totaled $103.5 million, $141.2 million, and $89.1 million in 2008, 2007, and 2006, respectively. The Company experienced a high level of insurance-related expenses in 2008, 2007, and 2006, primarily due to the adverse development of general liability product claims.

1. Summary of significant accounting policies (continued)

Insurance (continued)

The Company is self-insured for certain of its medical and dental claims and reserves for costs to cover its liability for such claims, based on analysis of historical claims, which include an estimate of claims incurred but not yet reported. The Company's reserves for such items totaled $3.8 million and $4.2 million at December 31, 2008 and 2007, respectively.

Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders (the "numerator") by the weighted-average number of common shares, adjusted for non-vested shares of restricted stock (the "denominator") for the period. Computing diluted earnings per share is similar to computing basic earnings per share, except that the denominator is increased to include the dilutive effects of options and non-vested shares of restricted stock. Any options that have an exercise price greater than the average market price are considered to be anti-dilutive, and are excluded from the diluted earnings per share calculation. For 2008 and 2007, all stock options and non-vested restricted stock were excluded from the calculation as they were anti-dilutive due to the net loss recorded during the periods. For 2006, the Company excluded from the calculation 4,707,900 anti-dilutive outstanding stock options.

Stock-based compensation

As of January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment," ("SFAS 123(R)"), which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS Statement No. 95, "Statement of Cash Flows." The Company adopted SFAS 123(R) using the modified prospective method of transition. Accordingly, prior periods have not been restated. The adoption of SFAS 123(R) did not have a significant effect on basic and diluted earnings per share for the year ended December 31, 2006.

The Company measures compensation cost for its stock options at fair value on the date of grant and recognizes compensation cost on the graded vesting method over the vesting period, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater expense in earlier years than the straight-line method. The fair value of the Company's stock options is determined using the Black-Scholes valuation model. The fair value of restricted stock is determined based on the number of shares granted and the quoted price of the Company's common stock. Compensation expense related to the Company's share-based awards is generally included in selling, general, and administrative expense within the Company's Consolidated Statements of Operations.

Restructuring

In response to the challenging operating environment, the Company has taken a series of actions designed to reduce ongoing operating costs and improve operating efficiencies via reductions in employee headcount, consolidation of selected divisional offices, and the disposal of property and equipment. As a result of these actions, the Company incurred charges of $45.5 million during 2008, comprised of $30.3 million of employee severance expense, $3.1 million related to the disposal of property and equipment, and $12.1 million of lease exit and other costs.

In May 2007, the Company initiated a restructuring plan that resulted in charges of $45.7 million during 2007. The charges were comprised of $32.0 million of employee severance benefits, $5.4 million related to the disposal of property and equipment, and $8.3 million of lease exit and other costs. The majority of these costs have been included in the Consolidated Statements of Operations within Homebuilding expense.

In connection with the closure of its production facility located in Virginia, the Company recorded an $18.5 million charge during 2006, which included the write down of long-lived assets of $6.7 million, lease termination costs of $10.7 million, and other exit costs of $1.1 million. These costs have been included in the Consolidated Statements of Operations within Homebuilding expense.

1. Summary of significant accounting policies (continued)

Restructuring (continued)

The remaining liability for severance and exited leases totaled $22.2 million at December 31, 2008, the majority of which will be paid in 2009. The restructuring costs related to each of the Company's reportable segments were not material to any one segment.

Fair value disclosures

Effective January 1, 2008, the Company adopted SFAS 157, "Fair Value Measurements" ("SFAS 157"), for its financial instruments measured at fair value on a recurring basis. SFAS 157 provides a framework for measuring fair value under generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1 Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2 Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3 Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The Company's financial instruments measured at fair value on a recurring basis are summarized below ($000's omitted):

Financial Instrument	Fair Value Hierarchy	Fair Value at December 31, 2008
Residential mortgage loans available-for-sale ...	Level 2	$ 297,755
Whole loan commitments	Level 2	4
Mortgage loan commitments	Level 2	1,717
Forward contracts	Level 2	(6,210)
		$ 293,266

Fair values for agency residential mortgage loans available-for-sale are determined based on quoted market prices for comparable instruments. Fair values for non-agency residential mortgage loans available-for-sale are determined based on actual purchase commitments from whole loan investors. Portfolio loans available-for-sale had a fair value of $2.0 million upon adoption of SFAS 159, which had no effect as the loans were previously written down to fair value. At December 31, 2008, residential mortgage loans available-for-sale, all of which were accounted for at fair value, had an aggregate fair value of $297.8 million and an aggregate outstanding principal balance of $291.1 million. Fair values for whole loan commitments are based on values in the Company's whole loan sales agreements.

The fair values for financial derivative instruments reported above are based on current prices. Fair values for mortgage loan commitments, including the value of servicing rights, are based on market prices for similar instruments. Forward contracts are valued based on market prices for similar instruments. At December 31, 2008 and 2007, derivative assets, which are included in other assets in the Consolidated Balance Sheets, totaled $2.1 million and $2.5 million, respectively, and derivative liabilities, which are included in accrued and other liabilities, totaled $6.5 million and $4.8 million, respectively.

In addition, the Company measured $7.8 million of its loans held for investment at fair value since the cost of the loans exceeded their fair value. Fair value of the loans was determined based on the fair value of the underlying collateral, which is considered a level 2 input under SFAS 157.

The carrying amounts of cash and equivalents approximate their fair values due to their short-term nature. The fair values of senior notes, as included in Note 6, are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of similar issues.

1. **Summary of significant accounting policies (continued)**

New accounting pronouncements

Effective January 1, 2008, the Company adopted SEC Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109") as well as SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SAB 109, which revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments," specifically requires that the fair value of interest rate lock loan commitments include the fair value of future servicing rights. SFAS 159 permits entities to measure various financial instruments and certain other items at fair value on a contract-by-contract basis. Under SFAS 159, the Company elected the fair value option for residential mortgage loans available-for-sale originated subsequent to December 31, 2007. These accounting changes increased income before income taxes for 2008 by $4.5 million, consisting of an increase to Financial Services revenues of $32.0 million offset by an increase to Financial Services expenses of $27.5 million.

Effective January 1, 2008, the Company adopted SFAS 157, "Fair Value Measurements" ("SFAS 157"), for its financial instruments measured at fair value on a recurring basis. SFAS 157 provides a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See the caption "*Fair value disclosures*" included in Note 1 for additional information regarding the fair value of certain financial assets and liabilities. The Company will adopt SFAS 157 as of January 1, 2009 for its non-financial assets and liabilities and for its financial assets and liabilities measured at fair value on a non-recurring basis. The Company is currently evaluating the effects that the remaining adoption of SFAS 157 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any non-controlling interest in the acquired company at the acquisition-date fair value. In addition, SFAS 141(R) requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141(R) also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141(R) is effective for new acquisitions consummated on or after January 1, 2009, and early adoption is not permitted.

In December 2007, the FASB also issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 requires all entities to report non-controlling (i.e., minority) interests in subsidiaries as equity in the consolidated financial statements and to account for transactions between an entity and non-controlling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for the Company beginning on January 1, 2009, and earlier adoption is not permitted. The adoption of SFAS 160 is not expected to have a material impact on the Company's financial condition and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133," ("SFAS 161"). SFAS 161 expands the disclosure requirements in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, regarding an entity's derivative instruments and hedging activities. SFAS 161 is effective for the Company's fiscal year beginning January 1, 2009. The Company does not expect the adoption of SFAS 161 to have a material effect on its consolidated financial statements.

1. Summary of significant accounting policies (continued)

New accounting pronouncements (continued)

In June 2008, the FASB issued FASB Staff Position (FSP) Emerging Issues Task Force 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." Under the FSP, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Company's outstanding restricted stock awards will be considered participating securities under the FSP. The FSP is effective for the Company's fiscal year beginning January 1, 2009, and requires retrospective application. The Company does not expect the adoption of the FSP to have a material impact on its reported EPS.

In October 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of FASB Statement No. 157, "Fair Value Measurements," in a market that is not active. FSP FAS 157-3 was effective upon issuance and adopted by the Company as of September 30, 2008. The adoption of FSP FAS 157-3 did not have a material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position (FSP) No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities". The FSP requires additional disclosures by public companies about their involvement with variable interest entities and their continuing involvement with transferred financial assets. The FSP was effective for public entities with annual and interim periods ending after December 15, 2008, and was adopted by the Company as of December 31, 2008. The adoption of the FSP did not have a material impact on the Company's consolidated financial statements.

Homebuilding

Revenue recognition

Homebuilding revenue and related profit are generally recognized at the time of the closing of the sale, when title to and possession of the property are transferred to the buyer. In situations where the buyer's financing is originated by Pulte Mortgage, the Company's wholly-owned mortgage subsidiary, and the buyer has not made an adequate initial or continuing investment as required by SFAS No. 66, "Accounting for Sales of Real Estate," ("SFAS 66") the profit on such sales is deferred until the sale of the related mortgage loan to a third-party investor has been completed unless there is a loss on the sale in which case the loss on such sale is recognized at the time of closing. At December 31, 2008 and 2007, the Company had deferred profit on such sales in the amounts of $0.1 million and $3.8 million, respectively.

Sales incentives

In accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", when sales incentives involve a discount on the selling price of the home, base price reductions, or lot premium reductions, the Company records the discount as a reduction of revenue at the time of house closing. If the sales incentive requires the Company to provide a free product or service to the customer, the cost of the free product or service is recorded as cost of sales at the time of house closing. This includes the cost related to optional upgrades provided and seller-paid financing or closing costs. Sales incentives in the form of homeowners' association fees and other merchandise are also recorded to cost of sales.

1. Summary of significant accounting policies (continued)

Homebuilding (continued)

Inventory

Inventory is stated at the lower of accumulated cost or fair value, as determined in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("SFAS 144"). Accumulated cost includes costs associated with land acquisition, land development, and home construction costs, including interest, real estate taxes, and certain direct and indirect overhead costs related to development and construction. For those communities for which construction and development activities have been idled, applicable interest and real estate taxes are expensed as incurred. Land acquisition and development costs are allocated to individual lots using an average lot cost determined based on the total expected land acquisition and development costs and the total expected home closings for the community. The specific identification method is used to accumulate home construction costs.

Cost of sales includes the construction cost of the home, the average lot cost for the home, estimated warranty costs for the home, and commissions and closing costs applicable to the home. The construction cost of the home includes amounts paid through the closing date of the home, plus an appropriate accrual for costs incurred but not yet paid, based on an analysis of budgeted construction cost. This accrual is reviewed for accuracy based on actual payments made after closing compared with the amount accrued, and adjustments are made if needed. Total community land acquisition and development costs are based on an analysis of budgeted costs compared with actual costs incurred to date and estimates to complete. The development cycles for the Company's communities range from under one year to in excess of ten years for certain master planned communities. Adjustments to estimated total land acquisition and development costs for the community affect the amounts costed for the community's remaining lots.

Land, not owned, under option agreements

In the ordinary course of business, the Company enters into land option agreements in order to procure land for the construction of homes in the future. Pursuant to these land option agreements, the Company will provide a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. Under FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," ("FIN 46(R)"), if the entity holding the land under option is a variable interest entity ("VIE"), the Company's deposit represents a variable interest in that entity. If the Company is determined to be the primary beneficiary of the VIE, then the Company is required to consolidate the VIE, though creditors of the VIE have no recourse against the Company.

In applying the provisions of FIN 46(R), the Company evaluates all land option agreements with VIEs to determine whether the Company is the primary beneficiary based upon an analysis of the expected gains and losses of the entity. The Company generally has little control or influence over the operations of these VIEs due to the Company's lack of an equity interest in them. Therefore, when the Company's requests for financial information are denied, the Company is required to make certain assumptions about the assets, liabilities, and financing of such entities. The VIE is generally protected from the first dollar of loss under the Company's land option agreement due to the Company's deposit. Likewise, the VIE's gains are generally capped based on the purchase price within the land option agreement. The Company's evaluation of expected gains and losses includes consideration of a number of factors, including the size of the Company's initial investment relative to the overall contract price, the risk of obtaining necessary entitlement approvals, the risk related to land development required under the land option agreement, and the risk of potential changes in market value of the land under contract during the contract period.

1. Summary of significant accounting policies (continued)

Homebuilding (continued)

Land, not owned, under option agreements (continued)

Generally, financial statements for the VIEs are not available. As a result, for VIEs the Company is required to consolidate under FIN 46(R), the Company records the remaining contractual purchase price under the applicable land option agreement to land, not owned, under option agreements with an offsetting increase to accrued and other liabilities. Consolidation of these VIEs has no impact on the Company's results of operations or cash flows. As of December 31, 2008 and 2007, the Company determined that it was subject to a majority of the expected losses or entitled to receive a majority of the expected residual returns under a limited number of these agreements with scheduled expiration dates through 2010. As a result, the Company recorded $13.9 million and $20.7 million, respectively, as land, not owned, under option agreements with the corresponding liability classified within accrued and other liabilities. There was no change in the VIEs consolidated at December 31, 2008 compared with December 31, 2007. The Company did not provide financial or other support to VIEs other than as stipulated in the land option agreements.

The Company's maximum exposure to loss related to these VIEs is limited to the Company's deposits and pre-acquisition costs under the applicable land option agreements. In recent years, the Company has canceled a significant number of land option agreements, which has resulted in significant write-offs of the related deposits and pre-acquisition costs but has not exposed the Company to the overall risks or losses of the applicable VIEs.

In addition to land option agreements consolidated under FIN 46(R), the Company determined that certain land option agreements represent financing arrangements pursuant to SFAS No. 49, "Accounting for Product Financing Arrangements" ("SFAS 49"), even though the Company has no direct obligation to pay these future amounts. As a result, the Company recorded $156.6 million and $191.6 million at December 31, 2008 and 2007, respectively, to land, not owned, under option agreements with a corresponding increase to accrued and other liabilities. Such amounts represent the remaining purchase price under the land option agreements in the event the Company exercises the purchase rights under the agreements. Also included in land, not owned, under option agreements is inventory related to land sales for which the recognition of such sales has been deferred because their terms, primarily related to the Company's continuing involvement with the land, did not meet the full accrual method criteria under SFAS 66. Such amounts were not material at either December 31, 2008 or 2007.

The following provides a summary of the Company's interests in land option agreements as of December 31, 2008 and 2007 ($000's omitted):

	December 31, 2008		December 31, 2007	
	Deposits and Pre-acquisition Costs	Total Purchase Price	Deposits and Pre-acquisition Costs	Total Purchase Price
Consolidated VIEs	$ 1,923	$ 15,841	$ 169	$ 20,838
Unconsolidated VIEs	125,307	698,418	107,920	848,144
Other land option agreements	98,062	612,900	118,094	747,558
	$ 225,292	$ 1,327,159	$ 226,183	$ 1,616,540

The above summary includes land option agreements consolidated under FIN 46(R) and SFAS 49 as well as all other land option agreements. The remaining purchase price of all land option agreements totaled $1.3 billion and $1.5 billion at December 31, 2008 and 2007, respectively.

Land held for sale

Land held for sale is recorded at the lower of cost or fair value less costs to sell.

1. Summary of significant accounting policies (continued)

Homebuilding (continued)

Allowance for warranties

Home purchasers are provided with a limited warranty against certain building defects, including a one-year comprehensive limited warranty and coverage for certain other aspects of the home's construction and operating systems for periods of up to ten years. The Company estimates the costs to be incurred under these warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and the cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability for each geographic market in which the Company operates and adjusts the amounts as necessary. Actual warranty costs in the future could differ from the current estimates.

Changes to the Company's warranty liability during 2008 and 2007 were as follows ($000's omitted):

	2008	2007
Warranty liability, beginning of period	$ 90,917	$ 117,259
Warranty reserves provided	30,334	71,778
Payments and other adjustments	(63,073)	(98,120)
Warranty liability, end of period	$ 58,178	$ 90,917

Start-up costs

Costs and expenses associated with entry into new homebuilding markets and opening new communities in existing markets are expensed when incurred.

Financial Services

Residential mortgage loans available-for-sale

Prior to January 1, 2008, residential mortgage loans available-for-sale were measured at the lower of aggregate cost or market value. In accordance with SFAS 159, the Company elected the fair value option for its portfolio loans available-for-sale and for first mortgage loans originated subsequent to December 31, 2007. SFAS 159 permits entities to measure various financial instruments and certain other items at fair value on a contract-by-contract basis. Election of the fair value option for residential mortgage loans available-for-sale allows a better offset of the changes in fair values of the loans and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions.

Interest income on these loans is recorded in Financial Services revenues. The net gain resulting from changes in fair value of these loans totaled $1.0 million for 2008, and was included in Financial Services revenues. These changes in fair value were mostly offset by hedging activities. During 2008, 2007, and 2006, net gains from the sale of mortgages were $85.8 million, $75.5 million, and $110.8 million, respectively, which have been included in Financial Services revenues.

Mortgage servicing rights

The Company sells its servicing rights monthly on a flow basis through fixed price servicing contracts. With the adoption of SAB 109 effective January 1, 2008, the Company recognizes the fair value of its rights to service a mortgage loan as revenue at the time of entering into an interest rate lock loan commitment with a borrower. Prior to January 1, 2008, the fair value of such rights was not recognized until the related loan was sold.

Due to the short period of time the servicing rights are held, the Company does not amortize the servicing asset. Furthermore, there are no impairment risks because the servicing rights are recorded based on the value in the servicing sales contracts. The servicing sales contracts provide for the reimbursement of payments made by the purchaser if loans prepay within specified periods of time, generally within 90 days after sale. The Company establishes reserves for this liability at the time the sale is recorded. Such reserves totaled $3.9 million and $5.1 million at December 31, 2008 and 2007, respectively, and are included in accrued and other liabilities. During 2008, 2007, and 2006, servicing rights recognized in revenues totaled $44.0 million, $46.0 million, and $43.5 million, respectively.

1. Summary of significant accounting policies (continued)

Financial Services (continued)

Loans held for investment

The Company originates interim financing mortgage loans for certain of the Company's customers and also has a portfolio of loans that either have been repurchased from investors or were not saleable upon closing. These loans are carried at cost and reviewed for impairment when recoverability becomes doubtful. Loans held for investment are included in other assets and totaled $12.9 million and $42.6 million (net of reserves of $4.0 million and $2.9 million) at December 31, 2008 and 2007, respectively.

Interest income on mortgage loans

Interest income is accrued from the date a mortgage loan is originated until the loan is sold. Loans are placed on non-accrual status once they become greater than 90 days past due their contractual terms. Subsequent payments received are applied according to the contractual terms of the loan. Unamortized net mortgage discounts totaled $3.0 million at December 31, 2007. These discounts were not amortized as interest income during the period the loans were held for sale. Due to the adoption of SFAS 159, any unamortized net mortgage premiums or discounts are reflected in the fair value of residential mortgage loans available-for-sale at December 31, 2008.

Mortgage servicing, origination, and commitment fees

Mortgage servicing fees represent fees earned for servicing loans for various investors. Servicing fees are based on a contractual percentage of the outstanding principal balance, or a contracted set fee in the case of certain sub-servicing arrangements, and are credited to income when related mortgage payments are received or the sub-servicing fees are earned. Loan origination costs related to residential mortgage loans available-for-sale are recognized as incurred in Financial Services expenses while the associated mortgage origination fees are recognized in Financial Services revenues as earned, generally upon loan closing. Prior to the adoption of SFAS 159, mortgage origination costs and fees related to residential mortgage loans available-for-sale were deferred as an adjustment to the cost of the related loans and recognized as an adjustment to Financial Services revenues upon the sale of such loans.

Title services

Revenues associated with the Company's title operations are recognized as closing services are rendered and title insurance policies are issued, both of which generally occur as each home is closed. The Company maintains only limited risk associated with issued title insurance policies.

Derivative instruments and hedging activities

The Company is exposed to market risks from commitments to lend, movements in interest rates, and cancelled or modified commitments to lend. A commitment to lend at a specified interest rate is a derivative instrument (interest rate is locked to the borrower). In order to reduce these risks, the Company uses other derivative financial instruments to economically hedge the interest rate lock derivative. These financial instruments can include cash forward placement contracts on mortgage-backed securities, whole loan investor commitments, options on treasury futures contracts, and options on cash forward placement contracts on mortgage-backed securities. The Company does not use any derivative financial instruments for trading purposes. When the Company commits to lend to the borrower, the Company enters into one of the aforementioned derivative financial instruments. The changes in the fair value of the loan commitment and the other derivative financial instruments are recognized in current earnings during the period of change and the fair value is reflected in other assets or other liabilities in the consolidated balance sheets. The gains and losses are included in Financial Services revenues. At December 31, 2008, commitments by the Company to originate mortgage loans totaled $62.8 million at interest rates prevailing at the date of commitment. Since the Company can terminate a loan commitment if the borrower does not comply with the terms of the contract, and some loan commitments may expire without being drawn upon, these commitments do not necessarily represent future cash requirements of the Company. The Company evaluates the creditworthiness of these transactions through its normal credit policies.

1. **Summary of significant accounting policies (continued)**

Financial Services (continued)

Derivative instruments and hedging activities (continued)

Cash forward placement contracts on mortgage-backed securities are commitments to either purchase or sell a specified financial instrument at a specified future date for a specified price and may be settled in cash, by offsetting the position, or through the delivery of the financial instrument. Whole loan investor commitments are obligations of the investor to buy loans at a specified price within a specified time period. Mandatory cash forward contracts on mortgage-backed securities are the predominant derivative financial instruments used to minimize the market risk during the period from when the Company extends an interest rate lock to a loan applicant until the time the loan is sold to an investor. At December 31, 2008, the Company had unexpired cash forward contracts and whole loan investor commitments of $325.3 million. At December 31, 2008, the maximum length of time that the Company was exposed to the variability in future cash flows of derivative instruments was approximately 75 days.

Prior to the election effective January 1, 2008 under SFAS 159 to carry residential mortgage loans available-for-sale at fair value, the Company designated certain cash forward contracts as cash flow hedges against the variability of cash flows arising from delivering closed loans into mortgage-backed securities. Whole loan investor commitments were also designated as cash flow hedges against the sale of the associated closed loans. The hedge accounting allowed the Company to recognize the effective portion of the gain or loss on the derivative instrument as a component of other comprehensive income and reclassify it into earnings in the same period or periods during which the hedged transaction affected earnings. Subsequent to the election to carry all such loans at fair value, all changes in the fair values of derivative instruments, along with changes in the fair value of closed loans, are recorded in current period earnings.

2. **Inventory and land held for sale**

Major components of the Company's inventory at December 31, 2008 and 2007 were ($000's omitted):

	2008	2007
Homes under construction	$ 1,325,672	$ 2,115,102
Land under development	2,002,039	3,656,623
Land held for future development	873,578	1,064,220
	$ 4,201,289	$ 6,835,945

The Company capitalizes interest cost into inventory. Each layer of capitalized interest is amortized over a period that approximates the average life of communities under development. Interest expense is allocated over the period based on the cyclical timing of unit settlements. Interest expensed to Homebuilding cost of sales for 2008, 2007, and 2006 includes $84.8 million, $110.8 million, and $16.0 million, respectively, of capitalized interest related to inventory impairments. Information related to interest capitalized into inventory is as follows ($000's omitted):

	Years Ended December 31,		
	2008	2007	2006
Interest in inventory, beginning of period	$ 160,598	$ 235,596	$ 229,798
Interest capitalized	220,131	240,000	261,486
Interest expensed	(210,709)	(314,998)	(255,688)
Interest in inventory, end of period	$ 170,020	$ 160,598	$ 235,596
Interest incurred *	$ 223,039	$ 243,864	$ 266,561

** Interest incurred includes interest on the Company's senior debt, short-term borrowings, and other financing arrangements and excludes interest incurred by the Company's Financial Services segment.*

2. Inventory and land held for sale (continued)

Land valuation adjustments and write-offs

Impairment of long-lived assets

In accordance with SFAS 144, the Company records valuation adjustments on land inventory and related communities under development when events and circumstances indicate that they may be impaired and when the cash flows estimated to be generated by those assets are less than their carrying amounts. Such indicators include gross margin or sales paces significantly below expectations, construction costs or land development costs significantly in excess of budgeted amounts, significant delays or changes in the planned development for the community, and other known qualitative factors. For communities that are not yet active, a significant additional consideration includes an evaluation of the regulatory environment related to the probability, timing, and cost of obtaining necessary approvals from local municipalities and any potential concessions that may be necessary in order to obtain such approvals. The Company also considers potential changes to the product offerings in a community and any alternative strategies for the land, such as the sale of the land either in whole or in parcels. The weakened market conditions throughout the homebuilding industry have resulted in lower than expected net new orders, revenues, and gross margins and higher than expected cancellation rates. As a result, a portion of the Company's land inventory and communities under development demonstrated potential impairment indicators and were accordingly tested for impairment. As required by SFAS 144, the Company compared the expected undiscounted cash flows for these communities to their carrying value. For those communities whose carrying values exceeded the expected undiscounted cash flows, the Company calculated the fair value of the community. Impairment charges are required to be recorded if the fair value of the community's inventory is less than its carrying value.

The Company determined the fair value of the community's inventory using a discounted cash flow model. These estimated cash flows are significantly impacted by estimates related to expected average selling prices and sale incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates must be made for each individual community and may vary significantly between communities. Due to uncertainties in the estimation process, the significant volatility in demand for new housing, and the long life cycles of many communities, actual results could differ significantly from such estimates. The Company's determination of fair value also requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with each of the assets and related estimated cash flow streams. The discount rate used in determining each community's fair value depends on the stage of development of the community and other specific factors that increase or decrease the inherent risks associated with the community's cash flow streams. For example, communities that are entitled and near completion will generally require a lower discount rate than communities that are not entitled and consist of multiple phases spanning several years of development and construction activity.

The table below provides, as of the date indicated, the number of communities in which the Company recognized impairment charges, the fair value of those communities at such date (net of impairment charges), and the amount of impairment charges recognized ($ in millions):

	2008			2007		
Quarter Ended	Number of Communities Impaired	Fair Value of Communities Impaired, Net of Impairment Charges	Impairment Charges	Number of Communities Impaired	Fair Value of Communities Impaired, Net of Impairment Charges	Impairment Charges
March 31	150	$597.8	$ 598.8	35	$161.9	$ 62.4
June 30	48	198.9	153.5	139	695.8	603.1
September 30	96	232.4	250.4	169	822.4	615.9
December 31	88	223.5	204.6	120	483.4	322.3
			$ 1,207.3			$ 1,603.7

2. Inventory and land held for sale (continued)

Land valuation adjustments and write-offs (continued)

Impairment of long-lived assets (continued)

The Company recorded these valuation adjustments in its Consolidated Statements of Operations within Homebuilding expense. In 2008, the Company reviewed each of its land positions for potential impairment indicators and performed detailed impairment calculations for over 250 communities. The discount rate used in the Company's determination of fair value for the impaired communities ranged from 8% to 21%, with an aggregate average of 14%. If conditions in the homebuilding industry or the Company's local markets worsen in the future, the current difficult market conditions extend beyond the Company's expectations, or the Company's strategy related to certain communities changes, the Company may be required to evaluate its assets, including additional projects, for future impairments or write-downs, which could result in future charges that might be significant.

Net realizable value adjustments - land held for sale

The Company acquires land primarily for the construction of homes for sale to customers but periodically sells select parcels of land to third parties for commercial or other development. Additionally, the Company may determine that certain of its land assets no longer fit into its strategic operating plans. In such instances, the Company classifies the land asset as land held for sale, assuming the criteria in SFAS 144 are met.

In accordance with SFAS 144, the Company values land held for sale at the lower of carrying value or fair value less costs to sell. In determining the fair value of land held for sale, the Company considers recent legitimate offers received, prices for land in recent comparable sales transactions, and other factors. As a result of changing market conditions in the real estate industry, a portion of the Company's land held for sale was written down to net realizable value. During 2008, 2007, and 2006, the Company recognized net realizable value adjustments related to land held for sale of $271.1 million, $199.3 million, and $54.6 million, respectively. The Company records these net realizable value adjustments in its Consolidated Statements of Operations within Homebuilding expense. The Company's land held for sale at December 31, 2008 and 2007 was as follows ($000's omitted):

	2008	2007
Land held for sale, gross	$ 314,112	$ 347,758
Net realizable value reserves	(149,158)	(95,195)
Land held for sale, net	$ 164,954	$ 252,563

Write-off of deposits and pre-acquisition costs

From time to time, the Company writes off certain deposits and pre-acquisition costs related to land option contracts the Company no longer plans to pursue. Such decisions take into consideration changes in national and local market conditions, the willingness of land sellers to modify terms of the related purchase agreement, the timing of required land takedowns, the availability and best use of necessary incremental capital, and other factors. The Company wrote off (net of recoveries) deposits and pre-acquisition costs in the amount of $33.3 million, $239.7 million, and $151.2 million, during 2008, 2007, and 2006, respectively. The Company records these write-offs of deposits and pre-acquisition costs in its Consolidated Statements of Operations within Homebuilding expense.

3. Segment information

The Company's Homebuilding operating segments are engaged in the acquisition and development of land primarily for residential purposes within the continental United States and the construction of housing on such land targeted for first-time, first and second move-up, and active adult home buyers. Home sale revenues for detached and attached homes were $4.6 billion and $1.3 billion in 2008, $6.9 billion and $2.0 billion in 2007, and $11.0 billion and $3.0 billion in 2006, respectively.

The Company has determined that its Homebuilding operating segments are its Areas. In the fourth quarter of 2008, the Company realigned the organizational structure for certain of its markets, including the consolidation of three of its Areas. The operating data by segment provided in this note have been reclassified to conform to the current presentation. Accordingly, the Company's reportable Homebuilding segments are as follows:

Atlantic Coast:	Atlantic Coast Area includes the following states: *Connecticut, Delaware, Georgia, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Tennessee, Virginia*
Gulf Coast:	*Gulf Coast Area includes the following states:* *Florida, Texas*
Midwest:	Great Lakes Area includes the following states: *Colorado, Illinois, Indiana, Michigan, Minnesota, Ohio*
Southwest:	Southwest Area includes the following states: *Arizona, Nevada, New Mexico*
*California:	California Area includes the following state: *California*

** The Company's homebuilding operations located in Reno, Nevada are reported in the California segment, while its remaining Nevada homebuilding operations are reported in the Southwest segment.*

The Company also has one reportable segment for its financial services operations, which consist principally of mortgage banking and title operations conducted through Pulte Mortgage and other Company subsidiaries. The Company's Financial Services segment operates generally in the same markets as the Company's Homebuilding segments.

Evaluation of segment performance is based on operating earnings from continuing operations before provision for income taxes which, for the Homebuilding segments, is defined as home sales (settlements) and land sale revenues less home cost of sales, land cost of sales, and certain selling, general, and administrative and other expenses, plus equity income from unconsolidated entities, which are incurred by or allocated to the Homebuilding segments. Operating earnings for the Financial Services segment is defined as revenues less costs associated with the Company's mortgage and title operations and certain selling, general, and administrative expenses incurred by or allocated to the Financial Services segment. Each reportable segment generally follows the same accounting policies described in Note 1 - "Summary of Significant Accounting Policies" to the consolidated financial statements.

3. Segment information (continued)

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2008	2007	2006
Revenues:			
Atlantic Coast	$ 1,839,999	$ 2,297,103	$ 2,923,516
Gulf Coast	1,225,849	1,791,554	3,148,757
Midwest	732,451	1,189,638	1,651,885
Southwest	1,486,016	2,367,597	3,700,488
California	827,723	1,475,838	2,650,602
Financial Services	151,016	134,769	194,596
Total segment revenues	6,263,054	9,256,499	14,269,844
Corporate and unallocated *(a)*	26,404	6,595	4,564
Consolidated revenues	$ 6,289,458	$ 9,263,094	$ 14,274,408
Income (loss) before income taxes:			
Atlantic Coast	$ (144,520)	$ (76,994)	$ 215,538
Gulf Coast	(244,900)	(468,938)	397,962
Midwest	(103,202)	(339,193)	(90,695)
Southwest	(555,756)	(249,173)	714,185
California	(284,048)	(545,369)	107,368
Financial Services *(b)*	28,045	42,980	115,460
Total segment income (loss) before income taxes	(1,304,381)	(1,636,687)	1,459,818
Corporate and unallocated *(c)*	(378,218)	(860,216)	(377,090)
Consolidated income (loss) from continuing operations before income taxes *(d)*	$ (1,682,599)	$ (2,496,903)	$ 1,082,728

(a) Corporate and unallocated includes interest income earned from short-term investments of cash and equivalents.

(b) Financial Services income from continuing operations before income taxes includes interest expense of $6.1 million, $16.5 million, and $23.7 million for 2008, 2007, and 2006, respectively; interest income of $13.3 million, $21.8 million, and $33.5 million for 2008, 2007, and 2006, respectively; and goodwill impairment of $0.7 million in 2008.

(c) Corporate and unallocated includes amortization of capitalized interest of $210.7 million, $315.0 million, and $255.7 million for 2008, 2007, and 2006, respectively; goodwill impairment of $5.0 million and $370.0 million for 2008 and 2007, respectively; and certain shared services that benefit all operating segments, the costs of which are not allocated to the operating segments reported above.

(d) Consolidated income (loss) from continuing operations before income taxes includes selling, general, and administrative expenses of $0.9 billion, $1.2 billion, and $1.3 billion for 2008, 2007, and 2006, respectively.

3. Segment information (continued)

	Valuation Adjustments and Write-Offs by Segment ($000's omitted) Years Ended December 31,		
	2008	**2007**	**2006**
Land and community valuation adjustments:			
Atlantic Coast	$ 112,292	$ 133,507	$ 23,289
Gulf Coast	172,384	381,534	25,984
Midwest	79,029	240,380	73,152
Southwest	519,405	335,044	9,774
California	238,984	398,717	55,569
Corporate and unallocated *(a)*	85,237	114,473	16,000
	$ 1,207,331	$ 1,603,655	$ 203,768
Net realizable value adjustments (NRV) - land held for sale:			
Atlantic Coast	$ 91,697	$ 22,703	$ 3,204
Gulf Coast	74,809	46,773	14,275
Midwest	20,295	103,374	29,784
Southwest	53,269	14,859	7,014
California	31,041	11,538	293
	$ 271,111	$ 199,247	$ 54,570
Write-off of deposits and pre-acquisition costs *(b)*:			
Atlantic Coast	$ 16,650	$ 63,977	$ 38,312
Gulf Coast	555	52,065	29,095
Midwest	795	10,940	31,644
Southwest	15,328	54,870	21,013
California	(19)	57,864	33,102
Corporate and unallocated	-	-	(1,981)
	$ 33,309	$ 239,716	$ 151,185
Impairments of investments in unconsolidated joint ventures:			
Southwest	$ -	$ 59,075	$ -
California	15,386	128,303	95,400
Corporate and unallocated *(c)*	3,088	2,485	-
	$ 18,474	$ 189,863	$ 95,400
Total valuation adjustments and write-offs	$ 1,530,225	$ 2,232,481	$ 504,923

(a) Includes $84.8 million of write-offs of capitalized interest related to land and community valuation adjustments and a $0.4 million valuation adjustment related to a non-strategic land parcel recorded during 2008. Includes $110.8 million and $16.0 million of write-offs of capitalized interest related to land and community valuation adjustments recorded during 2007 and 2006, respectively, and $3.7 million of land and community valuation adjustments related to the Company's Puerto Rico operations recorded during 2007.

(b) Includes settlements related to costs previously in dispute and considered non-recoverable.

(c) Includes impairments related to joint ventures located in Puerto Rico.

3. Segment information (continued)

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2008	2007	2006
Depreciation and amortization:			
Atlantic Coast	$ 9,989	$ 9,425	$ 7,843
Gulf Coast	9,987	14,827	14,056
Midwest	2,790	5,068	5,919
Southwest	13,432	15,531	11,657
California	7,358	10,547	10,342
Financial Services	7,938	9,559	8,686
Corporate and unallocated *(a)*	22,486	18,895	25,172
Consolidated depreciation and amortization	$ 73,980	$ 83,852	$ 83,675

(a) Corporate and unallocated depreciation and amortization includes depreciation of corporate fixed assets and amortization of intangible assets.

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2008	2007	2006
Equity loss *(a)*:			
Atlantic Coast	$ (139)	$ 30	$ -
Gulf Coast	-	-	-
Midwest	-	-	-
Southwest	1,231	(56,941)	(997)
California	(11,883)	(131,254)	(95,958)
Financial Services	111	361	32,331
Corporate and unallocated	(2,133)	(2,218)	1,712
Consolidated equity income (loss)	$ (12,813)	$ (190,022)	$ (62,912)

(a) Includes impairments related to investments in unconsolidated joint ventures totaling $18.5 million, $189.9 million, and $95.4 million in 2008, 2007, and 2006, respectively.

3. Segment information (continued)

	($000's omitted)	
	Assets	Inventory
As of December 31, 2008		
Atlantic Coast	$ 1,482,976	$ 1,004,617
Gulf Coast	1,168,368	964,883
Midwest	430,110	394,310
Southwest	1,261,163	1,165,964
California	612,783	502,701
Financial Services	360,774	-
Corporate and unallocated *(a)*	2,392,284	168,814
Consolidated	$ 7,708,458	$ 4,201,289
As of December 31, 2007		
Atlantic Coast	$ 2,080,325	$ 1,608,287
Gulf Coast	1,649,654	1,365,858
Midwest	678,638	622,779
Southwest	2,173,718	2,032,818
California	1,190,970	1,049,527
Financial Services	559,915	-
Corporate and unallocated *(a)*	1,892,483	156,676
Consolidated	$ 10,225,703	$ 6,835,945
As of December 31, 2006		
Atlantic Coast	$ 2,264,239	$ 1,807,653
Gulf Coast	2,394,765	2,001,044
Midwest	1,239,968	1,071,216
Southwest	2,811,614	2,500,739
California	1,953,240	1,761,000
Financial Services	951,206	-
Corporate and unallocated *(a)*	1,561,842	232,683
Consolidated	$ 13,176,874	$ 9,374,335

(a) Corporate and unallocated primarily includes cash and equivalents; goodwill and intangibles; capitalized interest; and other corporate items that are not allocated to the operating segments.

4. Discontinued operations

In 2007, income (loss) from discontinued operations includes $18.7 million in refundable income taxes related to the Company's investment in its discontinued Mexico homebuilding operations. The Company disposed of its Mexico homebuilding operations in December 2005.

In 2006, income (loss) from discontinued operations includes a provision of $2.3 million, net of tax, which resulted from a contractual adjustment related to the disposition of the Company's Mexico homebuilding operations in December 2005. Income (loss) from discontinued operations for 2006 also includes $0.2 million of income, net of tax, related to the disposal of First Heights, the Company's former bank subsidiary, which was completed in 2005. A provision of $0.1 million, net of tax, resulting from a contractual adjustment related to the January 2005 disposition of the Company's former Argentina homebuilding operations is also included in income (loss) from discontinued operations in 2006.

5. Investments in unconsolidated entities

The Company participates in a number of joint ventures with independent third parties. Many of these joint ventures purchase, develop, and/or sell land and homes in the United States and Puerto Rico. A summary of the Company's joint ventures is presented below ($000's omitted):

	December 31, 2008	December 31, 2007
Number of joint ventures with limited recourse guaranties	2	4
Number of joint ventures with debt non-recourse to Pulte	3	4
Number of other active joint ventures	11	12
Total number of active joint ventures	16	20
Investments in joint ventures with limited recourse guaranties	$ 17,258	$ 54,223
Investments in joint ventures with debt non-recourse to Pulte	14,317	35,767
Investments in other active joint ventures	103,311	15,489
Total investments in unconsolidated entities	$ 134,886	$ 105,479
Total joint venture debt	$ 519,336	$ 602,507
Pulte proportionate share of joint venture debt:		
Joint venture debt with limited recourse guaranties	$ 84,323	$ 124,529
Joint venture debt non-recourse to Pulte	7,690	9,442
Pulte's total proportionate share of joint venture debt	$ 92,013	$ 133,971

In 2008, 2007, and 2006, the Company recognized a loss from its unconsolidated joint ventures of $12.8 million, $190.0 million, and $62.9 million, respectively. The equity loss recognized during 2008, 2007, and 2006 includes impairments totaling $18.5 million, $189.9 million, and $95.4 million, respectively. During 2008, 2007, and 2006, the Company made capital contributions of $54.6 million, $217.5 million, and $58.2 million, respectively, to its joint ventures and received capital and earnings distributions of $11.2 million, $64.6 million and $74.0 million, respectively, from its joint ventures. The 2008 capital contributions included contributions of $33 million in the second quarter of 2008 to repay the Company's proportionate share of outstanding joint venture debt at its scheduled maturity date and to fund land development costs for one joint venture. The Company also made scheduled land purchases in 2008 from a different joint venture that provided the joint venture with the funds necessary to repay its remaining debt, the Company's portion of which totaled $18.2 million at December 31, 2007.

The Company has committed through a limited recourse guaranty that one of the joint ventures will maintain specified loan to value ratios. The Company's 50% proportionate share of this joint venture's debt totaled $32.1 million at December 31, 2008.

5. Investments in unconsolidated entities (continued)

The other joint venture agreement providing limited recourse guaranties requires the Company and other members of the joint venture to guarantee for the benefit of the lender the completion of the project if the joint venture does not perform the required development and an increment of interest on the loan. This joint venture defaulted under its debt agreement, and the lender has foreclosed on the joint venture's property that served as collateral. In September 2008, the lender also filed suit against the majority of the members of the joint venture, including the Company, in an effort to enforce the completion guaranty. While the Company believes it has meritorious defenses against the lawsuit, there is no assurance that the Company will not be required to pay damages under the completion guaranty. The Company's maximum exposure should be limited to its proportionate share of the amount, if any, determined to be owed under such guaranties. Accordingly, the amount of any potential loss the Company might incur as a result of resolving this matter should not exceed the Company's proportionate share of the joint venture's outstanding principal plus accumulated interest, the Company's proportionate share of which totaled approximately $52.2 million at December 31, 2008, representing 12% of the total outstanding debt of the joint venture.

Additionally, in the case of most joint ventures, the Company has agreed to indemnify the joint venture's lenders for certain environmental contingencies, and most guaranty arrangements provide that the Company is responsible for its proportionate share of the outstanding debt if the joint venture voluntarily files for bankruptcy. The Company would not be responsible under these guaranties unless the joint venture was unable to meet its contractual borrowing obligations or in instances of fraud, misrepresentation, or other bad faith actions by the Company. To date, the Company has not been requested to perform under the bankruptcy or environmental guaranties described above.

The timing of repayment obligations under the joint venture debt agreements varies by agreement and in certain instances is contingent upon the joint venture's sale of its land holdings. If additional capital infusions are required and approved, the Company would need to contribute its pro rata portion of those capital needs in order not to dilute its ownership in the joint ventures. While future capital contributions may be required, the Company believes the total amount of such contributions will be limited. The Company's maximum financial loss exposure related to joint ventures is unlikely to exceed the combined investment and limited recourse guaranty totals.

In addition to the joint ventures with limited recourse guaranties, the Company has investments in other unconsolidated entities, some of which have debt. These investments include the Company's joint ventures in Puerto Rico, which are in the final stages of liquidation, as well as other entities, the majority of which are not engaged in homebuilding activities. The Company's proportionate share of debt associated with the joint ventures in Puerto Rico totaled $6.1 million and $8.1 million at December 31, 2008 and December 31, 2007, respectively. The Company does not have any significant financing exposures related to these entities.

In January 2006, the Company exercised its option and acquired the remaining 50% interest in an entity that supplies and installs basic building components and operating systems. The Company's initial investment was made in January 2004 to secure a dedicated building supply trade base for its construction activities in Arizona and Nevada. The aggregate stepped purchase price exceeded the preliminary estimated fair value of the underlying assets acquired and liabilities assumed by $68.0 million, which was recorded as goodwill. The Company accounted for its initial 50% investment under the equity method. Since January 2006, the Company has consolidated this wholly-owned subsidiary in its financial statements.

In February 2006, Pulte Mortgage sold its investment in Hipotecaria Su Casita ("Su Casita"), a Mexico-based mortgage banking company. Remaining shareholders of Su Casita, who exercised their right of first refusal to acquire the shares, purchased Pulte Mortgage's 16.7% interest for net proceeds of $49.2 million. As a result of this transaction, the Company recognized a pre-tax gain of $31.6 million in 2006.

6. Debt

The Company's senior notes are summarized as follows ($000's omitted):

	December 31, 2008	December 31, 2007
4.875% unsecured senior notes, issued by Pulte Homes, Inc. due 2009, not redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	$ 25,405	$ 338,545
8.125% unsecured senior notes, issued by Pulte Homes, Inc. due 2011, not redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	199,736	199,614
7.875% unsecured senior notes, issued by Pulte Homes, Inc. due 2011, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	497,388	496,934
6.25% unsecured senior notes, issued by Pulte Homes, Inc. due 2013, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	298,816	298,529
5.25% unsecured senior notes, issued by Pulte Homes, Inc. due 2014, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	499,824	499,790
5.2% unsecured senior notes, issued by Pulte Homes, Inc. due 2015, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	349,602	349,537
7.625% unsecured senior notes, issued by Pulte Homes, Inc. due 2017, not redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	149,048	148,940
7.875% unsecured senior notes, issued by Pulte Homes, Inc. due 2032, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	298,978	298,934
6.375% unsecured senior notes, issued by Pulte Homes, Inc. due 2033, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	398,197	398,122
6.0% unsecured senior notes, issued by Pulte Homes, Inc. due 2035, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	299,311	299,285
7.375% unsecured senior notes, issued by Pulte Homes, Inc. due 2046, callable at par on or after June 1, 2011, redeemable prior to maturity, guaranteed on a senior basis by Pulte Homes, Inc. and certain of its 100% owned subsidiaries	150,000	150,000
Total senior notes - carrying value	$ 3,166,305	$ 3,478,230
Estimated fair value	$ 2,136,628	$ 2,962,634

Refer to Note 14 for supplemental consolidating financial information of the Company.

Total senior note maturities during the five years after 2008 are as follows: 2009 - $25.4 million; 2010 - $0; 2011 - $698.6 million; 2012 - $0; 2013 - $300.0 million; and thereafter - $2.2 billion.

The Company repurchased $313.4 million of its 4.875% senior notes due 2009 by means of a tender offer completed in June 2008. These repurchases resulted in an expense of $1.6 million, which is included in the Consolidated Statements of Operations within other non-operating, net expenses.

6. Debt (continued)

The Company repurchased $61.2 million of its 4.875% senior notes due 2009 during the year ended December 31, 2007. These repurchases resulted in a gain of $0.5 million, which is included in the Consolidated Statements of Operations within other non-operating, net expenses.

In May 2006, the Company sold $150.0 million of 7.375% senior notes, which mature on June 1, 2046, and are guaranteed by Pulte Homes, Inc. and certain of its 100%-owned subsidiaries. These notes are unsecured and rank equally with all of the Company's other unsecured and unsubordinated indebtedness. The notes are redeemable at any time on or after June 1, 2011, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to the redemption date. Proceeds from the sale were used to repay the indebtedness of the Company's revolving credit facility and for general corporate purposes, including continued investment in the Company's business.

7. Other financing arrangements

Corporate/Homebuilding

The Company amended its unsecured revolving credit facility twice during 2007, decreasing the borrowing capacity from $2.01 billion to $1.86 billion and extending the maturity date from October 2010 to June 2012. In February 2008 and again in November 2008, the Company amended the credit facility, which decreased the borrowing capacity to $1.2 billion, adjusted the required tangible net worth minimum, increased the maximum allowed debt-to-total capitalization ratio, and increased the costs of borrowing or issuing letters of credit. The credit facility's uncommitted accordion feature was also reduced from $2.25 billion to $1.75 billion. The amendments resulted in an expense of $3.7 million, which is included in the Consolidated Statements of Operations within other non-operating, net expenses.

Under the terms of the credit facility, the Company has the capacity to issue letters of credit totaling up to $1.125 billion. Borrowing availability is reduced by the amount of letters of credit outstanding. The credit facility includes a borrowing base limitation when the Company does not have an investment grade senior unsecured debt rating from at least two of Fitch Ratings, Moody's Investor Service, and Standard and Poor's Corporation (the "Rating Agencies"). The Company currently does not have investment grade ratings from any of the Rating Agencies and is therefore subject to the borrowing base limitation. Under the borrowing base limitation, the sum of the Company's senior debt and the amount drawn on the credit facility may not exceed an amount based on certain percentages of various categories of the Company's unencumbered inventory and other assets. As of December 31, 2008, the Company had no borrowings outstanding and full availability of the remaining $846.7 million under the credit facility after consideration of $353.3 million of outstanding letters of credit.

Effective with the November 2008 amendment, the Company is required to maintain certain liquidity reserve accounts in the event the Company fails to satisfy an interest coverage test. Specifically, if the interest coverage ratio (as defined in the credit facility) is less than 2.0 to 1.0, the Company is required to maintain cash and equivalents in designated accounts with certain banks. While the Company's access to and utilization of cash and equivalents maintained in liquidity reserve accounts is not restricted, failure to maintain sufficient balances within the liquidity reserve accounts restricts the Company's ability to utilize the credit facility. The Company maintained the required cash and equivalents of $393.3 million within the liquidity reserve accounts at December 31, 2008. Additionally, failure to satisfy the interest coverage test can also result in an increase to LIBOR margin and letter of credit pricing.

The credit facility contains certain financial covenants. The Company is required to not exceed a debt-to-total capitalization ratio as well as to meet a tangible net worth covenant each quarter. Violations of the financial covenants in the credit facility, if not waived by the lenders or cured, could result in an optional maturity date acceleration by the lenders, which might require repayment of any borrowings and replacement or cash collateralization of any letters of credit outstanding under the credit facility. In the event these violations were not waived by the lenders or cured, the violations could also result in a default under the Company's $3.2 billion of senior notes.

7. Other financing arrangements (continued)

Corporate/Homebuilding (continued)

As of December 31, 2008, the Company was in compliance with all of the covenants under the credit facility. However, in the event market conditions deteriorate in the future or the Company incurs additional land-related charges, the Company's compliance with the required covenant levels may be adversely impacted. Additionally, the Company's ability to utilize the full capacity of the credit facility may be limited under the terms of the borrowing base.

The following is a summary of aggregate borrowing information related to this facility ($000's omitted):

	2008	2007	2006
Available credit lines at year-end	$ 1,200,000	$ 1,860,000	$ 2,010,000
Unused credit lines at year-end *(a)*	$ 846,700	$ 1,412,600	$ 1,451,000
Maximum indebtedness outstanding at the end of any month *(b)*	$ -	$ 200,000	$ 754,000
Average monthly indebtedness *(c)*	$ -	$ 52,000	$ 407,000
Range of interest rates during the year	N/A	5.56 to 8.25%	5.30 to 8.25%
Weighted-average rate at year-end	N/A	6.51%	5.95%

(a) Reduced by letters of credit outstanding of $353.3 million, $447.4 million, and $559.0 million at December 31, 2008, 2007, and 2006, respectively.

(b) Excludes letters of credit outstanding of $446.5 million for 2008, $486.1 million for 2007, and $583.0 million for 2006.

(c) Excludes letters of credit outstanding, which averaged $392.1 million, $484.6 million, and $573.0 million for 2008, 2007, and 2006, respectively.

At December 31, 2008, other financing included limited recourse collateralized financing arrangements totaling $5.7 million. These financing arrangements have maturities ranging primarily from one to three years, a weighted-average interest rate of 6.55%, are collateralized by certain of the Company's land positions, and have no recourse to any other assets of the Company. These arrangements have been classified as accrued and other liabilities in the Consolidated Balance Sheets.

Financial Services

Pulte Mortgage provides mortgage financing for many of the Company's home sales and uses its own funds and borrowings made available pursuant to committed credit arrangements. Pulte Mortgage uses these resources to finance its lending activities until the mortgage loans are sold to third party investors. At December 31, 2008, Pulte Mortgage had a committed credit arrangement consisting of a $405 million revolving credit facility, which expires May 2009, as the previous asset-backed commercial paper program was repaid and terminated in May 2008. The revolving credit facility requires Pulte Mortgage to meet a tangible net worth minimum each month and funded debt cannot exceed 15 times tangible net worth. At December 31, 2008, Pulte Mortgage had $237.6 million outstanding under its committed credit arrangements.

During the three years ended December 31, 2008, Pulte Mortgage provided compensating balances, in the form of escrows and other custodial funds, in order to further reduce interest rates. The following is aggregate borrowing information for Pulte Mortgage ($000's omitted):

	2008	2007	2006
Available credit lines at year-end	$ 405,000	$ 705,000	$ 955,000
Unused credit lines at year-end	$ 167,000	$ 264,000	$ 140,000
Maximum amount outstanding at the end of any month	$ 262,000	$ 441,000	$ 815,000
Average monthly indebtedness	$ 174,000	$ 291,000	$ 452,000
Range of interest rates during the year	0.53 to 6.62%	0.53 to 6.66%	0.53 to 6.17%
Weighted-average rate at year-end	0.95%	5.47%	5.81%

7. Other financing arrangements (continued)

Financial Services (continued)

Borrowings under Pulte Mortgage's credit lines are secured by residential mortgage loans available-for-sale. The carrying amounts of such borrowings approximate fair value.

8. Shareholders' equity

Pursuant to the two $100 million stock repurchase programs authorized by the Board of Directors in October 2002 and 2005, and the $200 million stock repurchase authorization in February 2006 (for a total stock repurchase authorization of $400 million), the Company has repurchased a total of 9,688,900 shares for a total of $297.7 million. At December 31, 2008, the Company had remaining authorization to purchase $102.3 million of common stock.

The Company has an automatically effective universal shelf registration statement filed with the U.S. Securities and Exchange Commission ("SEC") registering equity and debt securities that the Company may periodically issue in amounts to be determined.

On November 24, 2008, the Board of Directors discontinued the regular quarterly dividend on the Company's common stock effective in the first quarter of 2009.

Accumulated other comprehensive income (loss)

The accumulated balances related to each component of other comprehensive income (loss) are as follows ($000's omitted):

	December 31,	
	2008	2007
Foreign currency translation adjustments:		
Mexico	$ (1,091)	$ (451)
Fair value of derivatives, net of income taxes of $2,086 in 2008 and $2,717 in 2007	(3,008)	(4,432)
	$ (4,099)	$ (4,883)

9. Stock compensation plans and management incentive compensation

The Company has fixed stock option plans for both employees and for non-employee directors. Information related to the active plans as of December 31, 2008 is as follows:

Plan Name	Shares Authorized	Shares Available for Grant
Employee Plans		
Pulte Homes, Inc. 2004 Stock Incentive Plan	12,000,000	3,991,667
Pulte Homes, Inc. 2002 Stock Incentive Plan	12,000,000	60,130
Pulte Homes, Inc. 2000 Stock Incentive Plan for Key Employees	10,000,000	12,081

The plans provide for the grant of options (both non-qualified options and incentive stock options as defined in each respective plan), stock appreciation rights, and restricted stock to key employees of the Company or its subsidiaries (as determined by the Compensation Committee of the Board of Directors) for periods not exceeding ten years. Options granted to employees vest incrementally in periods ranging from six months to four years. Non-employee directors are entitled to an annual distribution of shares of common stock and options to purchase additional shares. All options granted to non-employee directors are non-qualified, vest immediately, and are exercisable on the date of grant. Options granted to non-employee directors are exercisable for ten years from the grant date.

9. Stock compensation plans and management incentive compensation (continued)

A summary of the Company's stock option activity for the years ended December 31, 2008, 2007, and 2006 is presented below (000's omitted except per share data):

	2008		2007		2006	
	Shares	Weighted-Average Per Share Exercise Price	Shares	Weighted-Average Per Share Exercise Price	Shares	Weighted-Average Per Share Exercise Price
Outstanding, beginning of year	19,884	$ 20	18,237	$ 21	16,850	$ 19
Granted	1,430	$ 11	2,884	$ 12	2,451	$ 34
Exercised	(528)	$ (8)	(683)	$ (10)	(562)	$ (13)
Forfeited	(727)	$ (23)	(554)	$ (33)	(502)	$ 30
Outstanding, end of year	20,059	$ 19	19,884	$ 20	18,237	$ 21
Options exercisable at year end	14,857	$ 20	13,471	$ 17	11,972	$ 14
Weighted-average per share fair value of options granted during the year	$ 5.72		$ 4.32		$ 13.90	

The following table summarizes information about the weighted-average remaining contractual lives of stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable	
	Number Outstanding (000's omitted)	Weighted-Average Remaining Contract Life (in years)	Weighted-Average Per Share Exercise Price	Number Exercisable (000's omitted)	Weighted-Average Per Share Exercise Price
$0.01 to $13.00	11,001	5.1	$11	7,235	$ 10
$13.01 to $20.00	215	4.0	$15	212	$ 15
$20.01 to $31.00	4,792	5.4	$24	4,780	$ 24
$31.01 to $41.00	4,027	7.4	$37	2,606	$ 38
$41.01 to $60.00	24	6.7	$43	24	$ 43

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Weighted-Average Assumptions Year Ended December 31,		
	2008	2007	2006
Expected life of options in years	5.6	5.5	5.2
Expected stock price volatility	54%	40%	39%
Expected dividend yield	0.1%	1.5%	0.5%
Risk-free interest rate	1.8%	3.4%	4.8%

The Company has estimated the expected life of its share options using employees' historical exercise behavior and the contractual term of these instruments in determining the fair value of its share options.

9. Stock compensation plans and management incentive compensation (continued)

In connection with stock option awards, the Company recognized compensation expense of $15.8 million, $28.2 million, and $37.9 million for the years ended December 31, 2008, 2007, and 2006, respectively. Total compensation cost related to non-vested stock option awards not yet recognized was $14.1 million at December 31, 2008. These costs will be expensed over a weighted-average period of approximately three years. The aggregate intrinsic value of both stock options outstanding and exercisable at December 31, 2008 was $6.0 million. The aggregate intrinsic value of stock options that were exercised during 2008, 2007, and 2006 was $2.4 million, $8.8 million, and $11.7 million, respectively. The aggregate intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

A summary of the Company's restricted stock activity for the three years ended December 31, 2008 is presented below (000's omitted, except per share data):

	2008		2007		2006	
	Shares	Weighted-Average Per Share Grant Date Fair Value	Shares	Weighted-Average Per Share Grant Date Fair Value	Shares	Weighted-Average Per Share Grant Date Fair Value
Non-vested at December 31, 2007	4,335	$30.75	3,717	$35.25	3,023	$31.44
Granted	1,490	$12.96	1,616	$19.78	1,589	$36.27
Vested	(1,268)	$36.42	(689)	$27.44	(697)	$21.38
Forfeited	(625)	$28.28	(309)	$34.95	(198)	$34.17
Non-vested at December 31, 2008	3,932	$22.57	4,335	$30.75	3,717	$35.25

The Company awarded 1,490,511, 1,615,612, and 1,589,357 shares of restricted stock to certain key employees during 2008, 2007, and 2006, respectively. During 2008, 2007, and 2006, the total fair value of shares vested during the year was $46.2 million, $18.9 million, and $10.9 million, respectively. In connection with the restricted stock awards, of which a majority cliff vest at the end of three years, the Company recorded compensation expense of $23.3 million, $42.5 million, and $40.3 million during 2008, 2007, and 2006, respectively. Total compensation cost related to restricted stock awards not yet recognized was $34.8 million at December 31, 2008. These costs will be expensed over a weighted-average period of approximately two years.

The Company's stock option participant agreements provide continued vesting for certain eligible employees who have achieved a predetermined level of service based on their combined age and years of service. For awards granted prior to January 1, 2006, the Company recognizes the related compensation cost ratably over the nominal vesting period. For awards granted after the adoption of SFAS No. 123(R), the Company records the related compensation cost over the period through the date the employee first achieves the minimum level of service that would no longer require them to provide services to earn the award. For the years ended December 31, 2008, 2007, and 2006, the Company recorded $3.9 million, $4.5 million, and $4.8 million, respectively, of compensation expense related to stock option grants made to employees that have achieved this level of service, as well as those who will achieve this level of service during the vesting period.

10. Income taxes

Components of current and deferred income tax expense (benefit) for continuing operations are as follows ($000's omitted):

	Current	Deferred	Total
Year ended December 31, 2008			
Federal	$ (346,699)	$ 95,668	$ (251,031)
State and other	31,307	10,238	41,545
	$ (315,392)	$ 105,906	$ (209,486)
Year ended December 31, 2007			
Federal	$ (261,921)	$ 61,043	$ (200,878)
State and other	(33,729)	12,121	(21,608)
	$ (295,650)	$ 73,164	$ (222,486)
Year ended December 31, 2006			
Federal	$ 514,691	$ (155,530)	$ 359,161
State and other	36,223	(2,302)	33,921
	$ 550,914	$ (157,832)	$ 393,082

The following table reconciles the statutory federal income tax rate to the effective income tax rate for continuing operations:

	2008	2007	2006
Income taxes at federal statutory rate	35.0%	35.0%	35.0%
Effect of state and local income taxes, net of federal tax	3.0	3.0	1.8
Domestic production activities deduction	-	-	(1.6)
Deferred tax asset valuation allowance	(24.9)	(25.0)	-
Goodwill impairment	-	(4.2)	-
Settlement of state tax issues and other	(0.7)	0.1	1.1
Effective rate	12.4%	8.9%	36.3%

The Company's net deferred tax asset (liability) is as follows ($000's omitted):

	At December 31,	
	2008	2007
Deferred tax liabilities:		
Capitalized items, including real estate basis differences, deducted for tax, net	$ (127,228)	$ (176,995)
Trademarks and tradenames	(38,971)	(42,068)
	(166,199)	(219,063)
Deferred tax assets:		
Non-deductible reserves and other	230,159	237,911
Inventory valuation reserves	836,145	689,035
Net operating loss carryforwards:		
Federal	16,897	-
State	94,100	29,907
Alternative minimum tax credits	22,856	-
Other credits	17,715	-
	1,217,872	956,853
Valuation allowance	(1,051,673)	(631,884)
Net deferred tax asset	$ -	$ 105,906

10. Income taxes (continued)

The Company generated a federal net operating loss for 2008 which will be carried back to the 2006 tax year resulting in a federal income tax refund of approximately $362.8 million. In general, net operating losses are available to offset the Company's taxable income in certain prior and future years. As the federal net operating loss from 2008 exceeded the 2006 taxable income, a net operating loss of approximately $134 million is available for use as a carryforward. The federal net operating loss will expire in 2028. The Company has various state net operating loss carryforwards aggregating $2.2 billion that expire in years 2009 through 2028.

Deferred tax assets primarily represent the deferred tax benefits arising from temporary differences between book and tax income which will be recognized in future years as an offset against future taxable income. In accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), the Company evaluates its deferred tax assets, including net operating losses, to determine if a valuation allowance is required. SFAS 109 requires that companies assess whether a valuation allowance should be established based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. SFAS 109 provides that a cumulative loss in recent years is significant negative evidence in considering whether deferred tax assets are realizable and also restricts the amount of reliance on projections of future taxable income to support the recovery of deferred tax assets. In the fourth quarter of 2007, the Company determined that it would be in a cumulative loss position in 2008. Accordingly, a $621.9 million valuation allowance was recorded. Given the continued downturn in the homebuilding industry during 2008, resulting in additional inventory impairments and losses, the Company continues to be in a cumulative pre-tax loss position. Accordingly, the Company increased the valuation allowance against its deferred tax assets to $1.1 billion as of December 31, 2008. The ultimate realization of these deferred tax assets is dependent upon the generation of taxable income during future periods. Changes in existing tax laws could also affect actual tax results and the valuation of deferred tax assets over time. The accounting for deferred taxes is based upon an estimate of future results. Differences between the anticipated and actual outcomes of these future tax consequences could have a material impact on the Company's consolidated results of operations or financial position.

The American Jobs Creation Act of 2004 provided a 3% tax deduction on the lesser of taxable income or qualified domestic production activities income beginning with the year ended December 31, 2005. The deduction increases to 6% for years ending after December 31, 2006 and to 9% for years ending after December 31, 2009. Based on the guidance provided by FASB Staff Position 109-1, "Application of FASB Statement No. 109, *Accounting for Income Taxes*, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004", this deduction was accounted for as a special deduction under SFAS 109 and reduced income tax expense for the year ended December 31, 2006. The Company did not recognize any benefit for the years ended December 31, 2008 or 2007 as a result of its losses. In addition, the benefit for the year ended December 31, 2006 will be significantly reduced due to the carryback of the Company's 2008 net operating loss.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), effective January 1, 2007. FIN 48 creates a single model to address accounting for uncertainty in tax positions and clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The January 1, 2007 adoption of FIN 48 resulted in a $31.4 million increase in income tax liabilities and a corresponding charge to beginning retained earnings.

At December 31, 2008 the Company had $126.3 million of gross unrecognized tax benefits, of which $96.3 million would affect the effective tax rate if recognized. At December 31, 2007 the Company had $86.2 million of gross unrecognized tax benefits, all of which, if recognized, would affect the effective tax rate. Additionally, the Company had $36.1 million and $33.2 million of accrued interest and penalties at December 31, 2008 and 2007, respectively.

In 2007 and 2008, the Company recognized interest and penalties related to income taxes in income tax expense. Such amounts totaled $10.2 million of income tax expense in 2008 and $4.6 million of income tax benefit in 2007. Prior to 2007, interest related to income taxes was included in interest expense.

10. Income taxes (continued)

A reconciliation of the change in the unrecognized tax benefits is as follows ($000's omitted):

	2008	2007
Unrecognized tax benefits, beginning of period	$ 86,209	$ 86,663
Increases related to tax positions taken during a prior period	57,647	1,708
Decreases related to tax positions taken during a prior period	(10,951)	(12,135)
Increases related to tax positions taken during the current period	6,678	11,610
Decreases related to settlements with taxing authorities	(4,078)	(142)
Reductions as a result of a lapse of the applicable statue of limitations	(9,206)	(1,495)
Unrecognized tax benefits, end of period	$ 126,299	$ 86,209

The Company is currently under examination by various taxing jurisdictions and anticipates finalizing the examinations with certain jurisdictions within the next twelve months. The final outcome of these examinations is not yet determinable. The statute of limitations for the Company's major tax jurisdictions remains open for examination for tax years 1998-2007.

11. Other assets and accrued and other liabilities

The Company's other assets are presented below ($000's omitted):

	December 31,	
	2008	2007
Deposits and pre-acquisition costs	$ 225,292	$ 226,183
Accounts and notes receivable	115,918	118,190
Prepaid expenses	102,737	143,227
Property and equipment, net	69,297	123,929
Intangible assets, net	102,554	110,704
Goodwill	-	5,654
Other	81,854	176,411
	$ 697,652	$ 904,298

The Company's accrued and other liabilities are presented below ($000's omitted):

	December 31,	
	2008	2007
Insurance	$ 347,631	$ 309,874
Compensation-related	172,524	239,756
Liabilities for land, not owned, under option agreements	171,101	212,235
Warranty	58,178	90,917
Accrued interest	67,878	75,782
Other	261,883	379,990
	$ 1,079,195	$ 1,308,554

12. Leases

The Company leases certain property and equipment under non-cancelable leases. The future minimum lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows ($000's omitted):

Years Ending December 31,	
2009	$ 41,574
2010	30,320
2011	22,846
2012	18,538
2013	17,915
After 2013	75,335
Total minimum lease payments	$ 206,528

Net rental expense for 2008, 2007, and 2006 was $67.1 million, $70.7 million, and $78.5 million, respectively. Certain leases contain renewal or purchase options and generally provide that the Company shall pay for insurance, taxes, and maintenance.

13. Commitments and contingencies

In the normal course of business, the Company provides standby letters of credit and performance bonds, issued by third parties, to secure performance under various contracts. At December 31, 2008 and 2007, the Company had outstanding letters of credit and performance bonds totaling $1.4 billion and $2.0 billion, respectively.

Pulte Mortgage could be required to repurchase loans sold to investors that experience early payment default or that have not been underwritten in accordance with the investor guidelines ("defective loans"). Pulte Mortgage, in the normal course of business, also indemnifies investors for defective loans that they have purchased. Pulte Mortgage assesses the overall risk of loss on loans that Pulte Mortgage may be required to repurchase and establishes reserves for them. At December 31, 2008 and 2007, reserves for potential losses on repurchased loans are reflected in accrued and other liabilities and amounted to $2.9 million and $2.1 million, respectively. Additionally, a subsidiary of Pulte Mortgage operates as a re-insurer for a portion of the mortgage insurance written on loans originated by Pulte Mortgage. At December 31, 2008 and 2007, reserves for claims under this program totaled $11.7 million and $0.7 million, respectively, and are reflected in accrued and other liabilities.

The Company is involved in various litigation incidental to its continuing business operations. Management does not believe that this litigation will have a material adverse impact on the results of operations, financial position, or cash flows of the Company.

14. Supplemental Guarantor information

At December 31, 2008, Pulte Homes, Inc. had the following outstanding senior note obligations: (1) $25 million, 4.875% due 2009, (2) $200 million, 8.125%, due 2011, (3) $499 million, 7.875%, due 2011, (4) $300 million, 6.25%, due 2013, (5) $500 million, 5.25%, due 2014, (6) $350 million, 5.2%, due 2015, (7) $150 million, 7.625%, due 2017, (8) $300 million, 7.875%, due 2032, (9) $400 million, 6.375%, due 2033, (10) $300 million, 6%, due 2035 and (11) $150 million, 7.375%, due 2046. Such obligations to pay principal, premium, if any, and interest are guaranteed jointly and severally on a senior basis by Pulte Homes, Inc.'s 100%-owned Homebuilding subsidiaries (collectively, the "Guarantors"). Such guarantees are full and unconditional.

Supplemental consolidating financial information of the Company, including such information for the Guarantors, is presented below. Investments in subsidiaries are presented using the equity method of accounting. Separate financial statements of the Guarantors are not provided as the consolidating financial information contained herein provides a more meaningful disclosure to allow investors to determine the nature of the assets held by, and the operations of, the combined groups.

14. Supplemental Guarantor information (continued)

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2008
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
ASSETS					
Cash and equivalents	$ -	$ 1,288,200	$ 367,064	$ -	$ 1,655,264
Unfunded settlements	-	11,191	797		11,988
House and land inventory	-	4,196,488	4,801	-	4,201,289
Land held for sale	-	164,954	-	-	164,954
Land, not owned, under option agreements	-	171,101	-	-	171,101
Residential mortgage loans available-for-sale	-	-	297,755	-	297,755
Investments in unconsolidated entities	1,348	127,541	5,997	-	134,886
Other assets	38,273	611,369	48,010	-	697,652
Income taxes receivable	373,569	-	-	-	373,569
Deferred income tax assets	(26,977)	37	26,940	-	-
Investment in subsidiaries	7,548,939	78,009	4,776,803	(12,403,751)	-
	$ 7,935,152	$ 6,648,890	$ 5,528,167	$ (12,403,751)	$ 7,708,458
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Accounts payable, customer deposits, accrued and other liabilities	$ 127,761	$ 821,342	$ 389,177	$ -	$ 1,338,280
Collateralized short-term debt, recourse solely to applicable non-guarantor subsidiary assets	-	-	237,560	-	237,560
Income tax liabilities	130,615	-	-	-	130,615
Senior notes	3,166,305	-	-	-	3,166,305
Advances (receivable) payable - subsidiaries	1,674,773	(1,740,521)	65,748	-	-
Total liabilities	5,099,454	(919,179)	692,485	-	4,872,760
Shareholders' equity	2,835,698	7,568,069	4,835,682	(12,403,751)	2,835,698
	$ 7,935,152	$ 6,648,890	$ 5,528,167	$ (12,403,751)	$ 7,708,458

14. Supplemental Guarantor information (continued)

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2007
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
ASSETS					
Cash and equivalents	$ -	$ 715,411	$ 344,900	$ -	$ 1,060,311
Unfunded settlements	-	37,674	1,040	-	38,714
House and land inventory	-	6,829,452	6,493	-	6,835,945
Land held for sale	-	252,563	-	-	252,563
Land, not owned, under option agreements	-	212,235	-	-	212,235
Residential mortgage loans available-for-sale	-	-	447,089	-	447,089
Investments in unconsolidated entities	1,448	93,392	10,639	-	105,479
Other assets	43,979	745,722	114,597	-	904,298
Income taxes receivable	263,163	-	-	-	263,163
Deferred income tax assets	82,679	48	23,179	-	105,906
Investment in subsidiaries	8,407,720	83,703	5,709,912	(14,201,335)	-
	$ 8,798,989	$ 8,970,200	$ 6,657,849	$ (14,201,335)	$ 10,225,703
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Accounts payable, customer deposits, accrued and other liabilities	$ 157,703	$ 1,354,652	$ 347,556	$ -	$ 1,859,911
Collateralized short-term debt, recourse solely to applicable non-guarantor subsidiary assets	-	-	440,611	-	440,611
Income tax liabilities	126,758	-	-	-	126,758
Senior notes	3,478,230	-	-	-	3,478,230
Advances (receivable) payable - subsidiaries	716,105	(804,897)	88,792	-	-
Total liabilities	4,478,796	549,755	876,959	-	5,905,510
Shareholders' equity	4,320,193	8,420,445	5,780,890	(14,201,335)	4,320,193
	$ 8,798,989	$ 8,970,200	$ 6,657,849	$ (14,201,335)	$ 10,225,703

14. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2008
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Revenues:					
Homebuilding	$ -	$ 6,112,038	$ -	$ -	$ 6,112,038
Financial Services	-	15,607	135,409	-	151,016
Other non-operating	100	17,012	9,292	-	26,404
Total revenues	100	6,144,657	144,701	-	6,289,458
Expenses:					
Homebuilding:					
Cost of sales	-	6,979,175	-	-	6,979,175
Selling, general and administrative and other expense	11,110	738,335	65,205	-	814,650
Financial Services	676	7,101	115,305	-	123,082
Other non-operating, net	66,139	(23,752)	(50)	-	42,337
Intercompany interest	219,508	(219,508)	-	-	-
Total expenses	297,433	7,481,351	180,460	-	7,959,244
Other Income:					
Equity loss	-	(10,747)	(2,066)	-	(12,813)
Income (loss) before income taxes and equity in income of subsidiaries	(297,333)	(1,347,441)	(37,825)	-	(1,682,599)
Income taxes (benefit)	(35,631)	(161,753)	(12,102)	-	(209,486)
Income (loss) before equity in income of subsidiaries	(261,702)	(1,185,688)	(25,723)	-	(1,473,113)
Equity in income (loss) of subsidiaries	(1,211,411)	11,758	(982,519)	2,182,172	-
Net income (loss)	$ (1,473,113)	$ (1,173,930)	$ (1,008,242)	$ 2,182,172	$ (1,473,113)

14. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2007
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Revenues:					
Homebuilding	$ -	$ 9,121,730	$ -	$ -	$ 9,121,730
Financial Services	-	20,802	113,967	-	134,769
Other non-operating	12	3,178	3,405	-	6,595
Total revenues	12	9,145,710	117,372	-	9,263,094
Expenses:					
Homebuilding:					
Cost of sales	-	9,747,531	-	-	9,747,531
Selling, general and administrative and other expense	32,178	1,584,743	76,387	-	1,693,308
Financial Services	634	8,543	82,973	-	92,150
Other non-operating, net	89,247	(34,215)	(18,046)	-	36,986
Intercompany interest	164,933	(164,933)	-	-	-
Total expenses	286,992	11,141,669	141,314	-	11,569,975
Other Income:					
Equity loss	-	(187,805)	(2,217)	-	(190,022)
Income (loss) from continuing operations before income taxes and equity in income of subsidiaries	(286,980)	(2,183,764)	(26,159)	-	(2,496,903)
Income taxes (benefit)	(20,294)	(194,240)	(7,952)	-	(222,486)
Income (loss) from continuing operations before equity in income of subsidiaries	(266,686)	(1,989,524)	(18,207)	-	(2,274,417)
Income (loss) from discontinued operations	18,662	-	-	-	18,662
Income (loss) before equity in net income of subsidiaries	(248,024)	(1,989,524)	(18,207)	-	(2,255,755)
Equity in income (loss) of subsidiaries:					
Continuing operations	(2,007,731)	19,013	(1,567,843)	3,556,561	-
Net income (loss)	$ (2,255,755)	$ (1,970,511)	$ (1,586,050)	$ 3,556,561	$ (2,255,755)

14. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2006
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Revenues:					
Homebuilding	$ -	$ 14,075,248	$ -	$ -	$ 14,075,248
Financial Services	-	29,833	164,763	-	194,596
Other non-operating	374	2,154	2,036	-	4,564
Total revenues	374	14,107,235	166,799	-	14,274,408
Expenses:					
Homebuilding:					
Cost of sales	-	11,683,433	-	-	11,683,433
Selling, general and administrative and other expense	36,883	1,233,381	15,939	-	1,286,203
Financial Services	697	9,913	100,858	-	111,468
Other non-operating, net	94,324	(34,296)	(12,364)	-	47,664
Intercompany interest	104,193	(104,193)	-	-	-
Total expenses	236,097	12,788,238	104,433	-	13,128,768
Other Income:					
Gain on sale of equity investments	-	-	31,635	-	31,635
Equity income (loss)	-	(96,259)	1,712	-	(94,547)
Income (loss) from continuing operations before income taxes and equity in income of subsidiaries	(235,723)	1,222,738	95,713	-	1,082,728
Income taxes (benefit)	(86,662)	443,937	35,807	-	393,082
Income (loss) from continuing operations before equity in income of subsidiaries	(149,061)	778,801	59,906	-	689,646
Income (loss) from discontinued operations	248	-	(2,423)	-	(2,175)
Income (loss) before equity in net income of subsidiaries	(148,813)	778,801	57,483	-	687,471
Equity in income (loss) of subsidiaries:					
Continuing operations	838,707	59,395	448,712	(1,346,814)	-
Discontinued operations	(2,423)	-	-	2,423	-
	836,284	59,395	448,712	(1,344,391)	-
Net income (loss)	$ 687,471	$ 838,196	$ 506,195	$ (1,344,391)	$ 687,471

14. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2008
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Net cash provided by (used in) operating activities	$ (125,416)	$ 1,121,263	$ 224,545	$ -	$ 1,220,392
Distributions from unconsolidated entities	-	6,777	-	-	6,777
Investments in unconsolidated entities	-	(54,619)	-	-	(54,619)
Dividends received from subsidiaries	-	23,000	11,400	(34,400)	-
Investment in subsidiaries	(215,280)	(3,234)	(71,987)	290,501	-
Net change in loans held for investment	-	-	5,462	-	5,462
Proceeds from the sale of fixed assets	-	5,304	10	-	5,314
Capital expenditures	-	(16,404)	(2,474)	-	(18,878)
Net cash provided by (used in) investing activities	(215,280)	(39,176)	(57,589)	256,101	(55,944)
Cash flows from financing activities:					
Net repayments under Financial Services credit arrangements	-	-	(203,051)	-	(203,051)
Repayment of other borrowings	(313,384)	(3,696)	-	-	(317,080)
Excess tax benefits from share-based awards	-	-	-	-	-
Capital contributions from parent	-	194,425	96,076	(290,501)	-
Advances (to) from affiliates	701,603	(688,627)	(12,976)	-	-
Issuance of common stock	4,543	-	-	-	4,543
Stock repurchases	(5,260)	-	-	-	(5,260)
Debt issuance costs	(5,687)	-	-	-	(5,687)
Dividends paid	(41,119)	(11,400)	(23,000)	34,400	(41,119)
Net cash provided by (used in) financing activities	340,696	(509,298)	(142,951)	(256,101)	(567,654)
Effect of exchange rate changes on cash and equivalents	-	-	(1,841)	-	(1,841)
Net increase (decrease) in cash and equivalents	-	572,789	22,164	-	594,953
Cash and equivalents at beginning of year	-	715,411	344,900	-	1,060,311
Cash and equivalents at end of year	$ -	$ 1,288,200	$ 367,064	$ -	$ 1,655,264

14. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2007
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Net cash provided by (used in) operating activities	$ (747,713)	$ 1,501,969	$ 463,999	$ -	$ 1,218,255
Distributions from unconsolidated entities	-	57,154	3,047	-	60,201
Investments in unconsolidated entities	-	(217,541)	-	-	(217,541)
Dividends received from subsidiaries	51	24,000	-	(24,051)	-
Investment in subsidiaries	(219,304)	(4,510)	(127,093)	350,907	-
Net change in loans held for investment	-	-	(13,728)	-	(13,728)
Proceeds from the sale of fixed assets	-	19,758	9	-	19,767
Capital expenditures	-	(66,551)	(3,565)	-	(70,116)
Net cash provided by (used in) investing activities	(219,253)	(187,690)	(141,330)	326,856	(221,417)
Cash flows from financing activities:					
Net repayments under Financial Services credit arrangements	-	-	(374,096)	-	(374,096)
Repayment of other borrowings	(61,189)	(13,498)	-	-	(74,687)
Excess tax benefits from share-based awards	523	-	-	-	523
Capital contributions from parent	-	153,294	197,613	(350,907)	-
Advances (to) from affiliates	1,067,012	(1,056,922)	(10,090)	-	-
Issuance of common stock	7,862	-	-	-	7,862
Stock repurchases	(6,245)	-	-	-	(6,245)
Dividends paid	(40,997)	(51)	(24,000)	24,051	(40,997)
Net cash provided by (used in) financing activities	966,966	(917,177)	(210,573)	(326,856)	(487,640)
Effect of exchange rate changes on cash and equivalents	-	-	(179)	-	(179)
Net increase (decrease) in cash and equivalents	-	397,102	111,917	-	509,019
Cash and equivalents at beginning of year	-	318,309	232,983	-	551,292
Cash and equivalents at end of year	$ -	$ 715,411	$ 344,900	$ -	$ 1,060,311

14. Supplemental Guarantor information (continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2006
($000's omitted)

	Unconsolidated				
	Pulte Homes, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Pulte Homes, Inc.
Net cash provided by (used in) operating activities	$ (404,256)	$ (41,625)	$ 178,355	$ -	$ (267,526)
Distributions from unconsolidated entities	-	65,694	1,750	-	67,444
Investments in unconsolidated entities	-	(58,229)	-	-	(58,229)
Dividends received from subsidiaries	3,287,122	72,000	748,378	(4,107,500)	-
Investment in subsidiaries	(1,496,817)	(73,506)	(432,558)	1,937,102	(65,779)
Proceeds from the sale of subsidiaries and equity investments	-	-	49,216	-	49,216
Proceeds from the sale of fixed assets	-	19,090	1	-	19,091
Capital expenditures	-	(90,513)	(8,116)	-	(98,629)
Net cash provided by (used in) investing activities	1,790,305	(65,464)	358,671	(2,170,398)	(86,886)
Cash flows from financing activities:					
Net repayments under Financial Services credit arrangements	-	-	(78,294)	-	(78,294)
Proceeds from other borrowings	150,000	-	-	-	150,000
Repayment of other borrowings	-	(19,757)	-	-	(19,757)
Excess tax benefits from share-based awards	6,696	-	-	-	6,696
Capital contributions from parent	-	1,498,113	438,989	(1,937,102)	-
Advances (to) from affiliates	(1,387,921)	1,394,413	(6,492)	-	-
Issuance of common stock	8,350	-	-	-	8,350
Stock repurchases	(122,295)	-	-	-	(122,295)
Dividends paid	(40,879)	(3,287,135)	(820,365)	4,107,500	(40,879)
Net cash provided by (used in) financing activities	(1,386,049)	(414,366)	(466,162)	2,170,398	(96,179)
Effect of exchange rate changes on cash and equivalents	-	-	(385)	-	(385)
Net increase (decrease) in cash and equivalents	-	(521,455)	70,479	-	(450,976)
Cash and equivalents at beginning of year	-	839,764	162,504	-	1,002,268
Cash and equivalents at end of year	$ -	$ 318,309	$ 232,983	$ -	$ 551,292

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Pulte Homes, Inc.

We have audited the accompanying consolidated balance sheets of Pulte Homes, Inc. (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulte Homes, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the financial statements, the Company changed its method of accounting for uncertainty in income tax positions effective with its adoption of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pulte Homes, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan
February 4, 2009

PULTE HOMES, INC.
UNAUDITED QUARTERLY INFORMATION
(000's omitted, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2008					
Homebuilding:					
Revenues	$ 1,398,109	$ 1,580,468	$ 1,521,789	$ 1,611,672	$ 6,112,038
Cost of sales *(a)*	1,910,002	1,605,390	1,626,974	1,836,809	6,979,175
Loss before income taxes *(b)*	(705,130)	(221,321)	(301,966)	(466,294)	(1,694,711)
Financial Services:					
Revenues	$ 43,488	$ 38,945	$ 36,438	$ 32,145	$ 151,016
Income (loss) before income taxes	15,044	10,802	10,092	(7,893)	28,045
Other non-operating:					
Revenues	$ 7,222	$ 6,352	$ 6,362	$ 6,468	$ 26,404
Loss before income taxes	(2,970)	(4,708)	(2,717)	(5,538)	(15,933)
Consolidated results:					
Revenues	$ 1,448,819	$ 1,625,765	$ 1,564,589	$ 1,650,285	$ 6,289,458
Loss from continuing operations before income taxes	(693,056)	(215,227)	(294,591)	(479,725)	(1,682,599)
Income taxes (benefit)	3,088	(56,810)	(14,204)	(141,560)	(209,486)
Loss from continuing operations	(696,144)	(158,417)	(280,387)	(338,165)	(1,473,113)
Income from discontinued operations	-	-	-	-	-
Net loss	$ (696,144)	$ (158,417)	$ (280,387)	$ (338,165)	$ (1,473,113)
Per share data:					
Basic:					
Net loss	$ (2.75)	$ (0.63)	$ (1.11)	$ (1.33)	$ (5.81)
Weighted-average common shares outstanding	253,166	253,454	253,582	253,841	253,512
Assuming dilution:					
Net loss	$ (2.75)	$ (0.63)	$ (1.11)	$ (1.33)	$ (5.81)
Adjusted weighted-average common shares and effect of dilutive securities	253,166	253,454	253,582	253,841	253,512

(a) Cost of sales includes land and community valuation adjustments of $598.8 million, $153.5 million, $249.9 million, and $204.6 million and net realizable value adjustments of $64.5 million, $44.7 million, $15.9 million, and $146.0 million for the 1st Quarter, 2nd Quarter, 3rd Quarter, and 4th Quarter, respectively.

(b) Loss before income taxes includes the write-off (recovery) of deposits and pre-acquisition costs of $0.3 million, $20.1 million, ($0.9 million), and $13.8 million for the 1st Quarter, 2nd Quarter, 3rd Quarter, and 4th Quarter, respectively. Loss before income taxes also includes impairments of investments of unconsolidated joint ventures of $1.7 million, $1.4 million, and $15.4 million for the 2nd Quarter, 3rd Quarter, and 4th Quarter, respectively. Additionally, a goodwill impairment of $5.0 million was recorded in the 4th Quarter.

PULTE HOMES, INC.
UNAUDITED QUARTERLY INFORMATION
(000's omitted, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2007					
Homebuilding:					
Revenues	$ 1,829,908	$ 1,993,498	$ 2,438,556	$ 2,859,768	$ 9,121,730
Cost of sales *(a)*	1,650,833	2,373,499	2,810,553	2,912,646	9,747,531
Loss before income taxes *(b)*	(148,386)	(803,191)	(1,098,679)	(459,236)	(2,509,492)
Financial Services:					
Revenues	$ 39,581	$ 27,362	$ 32,743	$ 35,083	$ 134,769
Income before income taxes	13,195	6,568	12,896	10,321	42,980
Other non-operating:					
Revenues	$ 1,944	$ 386	$ 499	$ 3,766	$ 6,595
Loss before income taxes	(7,357)	(9,986)	(8,130)	(4,918)	(30,391)
Consolidated results:					
Revenues	$ 1,871,433	$ 2,021,246	$ 2,471,798	$ 2,898,617	$ 9,263,094
Loss from continuing operations before income taxes	(142,548)	(806,609)	(1,093,913)	(453,833)	(2,496,903)
Income taxes (benefit)	(56,876)	(299,058)	(306,042)	439,490	(222,486)
Loss from continuing operations	(85,672)	(507,551)	(787,871)	(893,323)	(2,274,417)
Income from discontinued operations *(c)*	-	-	-	18,662	18,662
Net loss	$ (85,672)	$ (507,551)	$ (787,871)	$ (874,661)	$ (2,255,755)
Per share data:					
Basic:					
Loss from continuing operations	$ (0.34)	$ (2.01)	$ (3.12)	$ (3.54)	$ (9.02)
Income from discontinued operations	-	-	-	0.07	0.07
Net loss	$ (0.34)	$ (2.01)	$ (3.12)	$ (3.46)	$ (8.94)
Weighted-average common shares outstanding	251,919	252,093	252,264	252,485	252,192
Assuming dilution:					
Loss from continuing operations	$ (0.34)	$ (2.01)	$ (3.12)	$ (3.54)	$ (9.02)
Income from discontinued operations	-	-	-	0.07	0.07
Net loss	$ (0.34)	$ (2.01)	$ (3.12)	$ (3.46)	$ (8.94)
Adjusted weighted-average common shares and effect of dilutive securities	251,919	252,093	252,264	252,485	252,192

(a) Cost of sales includes land and community valuation adjustments of $62.4 million, $603.1 million, $615.9 million, and $322.3 million and net realizable value adjustments of $18.3 million, $34.0 million, $80.5 million, and $66.5 million for the 1st Quarter, 2nd Quarter, 3rd Quarter, and 4th Quarter, respectively.

(b) Loss before income taxes includes the write-off of deposits and pre-acquisition costs of $51.5 million, $58.2 million, $94.6 million, and $35.5 million for the 1st Quarter, 2nd Quarter, 3rd Quarter, and 4th Quarter, respectively. Loss before income taxes also includes impairments of investments of unconsolidated joint ventures of $54.1 million, $51.1 million, and $84.7 million for the 2nd Quarter, 3rd Quarter, and 4th Quarter, respectively. Additionally, goodwill impairments of $335.6 million and $34.4 million were recorded in the 3rd and 4th Quarter, respectively.

(c) Income from discontinued operations is comprised of our former Mexico homebuilding operations which have been presented as a discontinued operation for all periods presented.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

This Item is not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, including our President & Chief Executive Officer and Executive Vice President & Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based upon, and as of the date of that evaluation, our President & Chief Executive Officer and Executive Vice President & Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2008.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles and reflect management's judgments and estimates concerning events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize, and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control and effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Additionally, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2008. Management's assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management asserts that the Company has maintained effective internal control over financial reporting as of December 31, 2008.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this annual report, has issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

Internal Control Over Financial Reporting (continued)

b) *Report of Independent Registered Public Accounting Firm*

The Board of Directors and Shareholders of Pulte Homes, Inc.

We have audited Pulte Homes Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pulte Homes Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pulte Homes, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pulte Homes, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 4, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan
February 4, 2009

(c) *Changes in Internal Control Over Financial Reporting*

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

This Item is not applicable.

ITEM 9C. CEO/CFO CERTIFICATIONS

The Company has filed the certification of our chief executive officer with the New York Stock Exchange ("NYSE") for 2008 as required pursuant to Section 303A.12(a) of the NYSE Listed Company Manual, and we have filed the Sarbanes-Oxley Section 302 certifications of our Chief Executive Officer and Chief Financial Officer with the Securities and Exchange Commission, which are attached hereto as exhibits 31(a) and 31(b).

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item with respect to our executive officers is set forth in Item 4A. Information required by this Item with respect to members of our Board of Directors and with respect to our audit committee will be contained in the Proxy Statement for the 2009 Annual Meeting of Shareholders ("2009 Proxy Statement") under the captions "Election of Directors" and "Committees of the Board of Directors - Audit Committee" and in the chart disclosing Audit Committee membership and is incorporated herein by this reference. Information required by this Item with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 will be contained in the 2009 Proxy Statement under the caption "Beneficial Security Ownership—Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by this reference. Information required by this Item with respect to our code of ethics will be contained in the 2009 Proxy Statement under the caption "Corporate Governance—Governance Guidelines; Business Practices Policy; Code of Ethics" and is incorporated herein by this reference.

Our code of ethics for principal officers, our corporate governance guidelines and the charters of the Audit, Compensation, and Nominating and Governance committees of our Board of Directors are also posted on our website and are available in print, free of charge, upon request.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item will be contained in the 2009 Proxy Statement under the captions "2008 Executive Compensation" and "2008 Director Compensation" and is incorporated herein by this reference, provided that the Compensation Committee Report shall not be deemed to be "filed" with this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item will be contained in the 2009 Proxy Statement under the captions "Beneficial Security Ownership" and "Equity Compensation Plan Information" and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item will be contained in the 2009 Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Election of Directors—Independence" and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item will be contained in the 2009 Proxy Statement under the captions "Audit and Non-Audit Fees" and "Audit Committee Preapproval Policies" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

(2) Financial Statement Schedule

All schedules are omitted since the required information is not present, is not present in amounts sufficient to require submission of the schedule or because the required information is included in the financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed with this Report or incorporated by reference:

Exhibit Number and Description

(3) (a) Articles of Incorporation, as amended, of Pulte Homes, Inc. (Incorporated by reference to Exhibit 3.1 of our Registration Statement on Form S-4, Registration No. 333-62518)

(b) Certificate of Amendment to the Articles of Incorporation of Pulte Homes, Inc. (Dated May 16, 2005) (Incorporated by reference to Exhibit 3(a) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(c) By-laws, as amended, of Pulte Homes, Inc. (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K dated September 15, 2004)

(4) (a) Any instrument with respect to long-term debt, where the securities authorized thereunder do not exceed 10% of the total assets of Pulte Homes, Inc. and its subsidiaries, has not been filed. The Company agrees to furnish a copy of such instruments to the SEC upon request.

(10) (a) 1990 Stock Incentive Plan for Key Employees (Filed with Proxy Statement dated April 3, 1990 and as an exhibit of our Registration Statement on Form S-8, Registration No. 33-40102)

(b) 1994 Stock Incentive Plan for Key Employees (Incorporated by reference to our Proxy Statement dated March 31, 1994, and as Exhibit 4.1 of our Registration Statement on Form S-8, Registration No. 33-98944)

(c) 1995 Stock Incentive Plan for Key Employees (Incorporated by reference to our Proxy Statement dated March 31, 1995, and as Exhibit 4.1 of our Registration Statement on Form S-8, Registration No. 33-99218)

(d) 1997 Stock Plan for Nonemployee Directors (Incorporated by reference to our Proxy Statement dated March 27, 1998, and as Exhibit 4.3 of our Registration Statement on Form S-8, Registration No. 333-52047)

(e) Pulte Homes, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8, No. 333-115570)

(10) (f) Intercreditor and Subordination Agreement, dated October 1, 2003, among Asset Seven Corp., Pulte Realty Corporation, certain subsidiaries of Pulte Homes, Inc., Bank One, NA, as Administrative Agent, and Bank One Trust Company, National Association, as Trustee (Incorporated by reference to Exhibit 10(f) to our Annual Report on Form 10-K for the year ended December 31, 2003)

(g) Third Amended and Restated Credit Agreement, dated as of June 20, 2007, among Pulte Homes, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein (Incorporated by reference to Exhibit 10(a) of our Current Report on Form 8-K dated July 3, 2007)

(h) First Amendment to Third Amended and Restated Credit Agreement, dated as of November 21, 2007, among Pulte Homes, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein (Incorporated by reference to Exhibit 10(a) of our Current Report on Form 8-K dated November 27, 2007)

(i) Second Amendment to Third Amended and Restated Credit Agreement, dated as of February 15, 2008, among Pulte Homes, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein (Incorporated by reference to Exhibit 10(a) of our Current Report on Form 8-K dated February 20, 2008)

(j) Third Amendment to the Third Amended and Restated Credit Agreement, dated as of November 21, 2008, among Pulte Homes, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein (Incorporated by reference to Exhibit 10(a) of our Current Report on Form 8-K dated November 21, 2008)

(k) Long-Term Incentive Plan (Incorporated by reference to our Proxy Statement dated March 31, 2000)

(l) Pulte Corporation 2000 Incentive Plan for Key Employees (Incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8, Registration No. 333-66284)

(m) Pulte Corporation 2000 Stock Plan for Nonemployee Directors (Incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8, Registration No. 333-66284)

(n) Form of Restricted Stock Award agreement under Pulte Corporation 2000 Stock Incentive Plan for Key Employees (Incorporated by reference to Exhibit 10(l) of our Annual Report on Form 10-K for the year ended December 31, 2006)

(o) Form of Restricted Stock Award agreement (as amended) under Pulte Corporation 2000 Stock Incentive Plan for Key Employees (Filed herewith)

(p) Pulte Homes, Inc. 2002 Stock Incentive Plan (Incorporated by reference to our Proxy Statement dated April 3, 2002 and as Exhibit 4.3 of our Registration Statement on Form S-8, No. 333-123223)

(q) Pulte Homes, Inc. Senior Management Annual Incentive Plan (Incorporated by reference to our Proxy Statement dated March 27, 2003)

(r) Pulte Homes, Inc. 2008 Senior Management Incentive Plan (Incorporated by reference to our Proxy Statement dated April 7, 2008).

(s) Pulte Homes, Inc. Long-Term Incentive Program (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated May 20, 2008)

(t) Form of Pulte Homes, Inc. Long Term Incentive Award Agreement (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K dated May 20, 2008)

(u) Form of Pulte Homes, Inc. 2008-2010 Grant Acceptance Agreement - Company Performance Measures (Incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K dated May 20, 2008)

(v) Form of Pulte Homes, Inc 2008-2010 Grant Acceptance Agreement - Individual Performance Measures (Incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K dated May 20, 2008)

(w) Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to our Proxy Statement dated March 29, 2004 and as Exhibit 4.4 of our Registration Statement on Form S-8, No. 333-123223)

(10)	(x)	Form of Restricted Stock Award agreement under Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10(p) of our Annual Report on Form 10-K for the year ended December 31, 2006)
	(y)	Form of Restricted Stock Award agreement (as amended) under Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10(r) of our Annual Report on Form 10-K for the year ended December 31, 2007)
	(z)	Form of Stock Option Agreement under Pulte Homes, Inc. 2002 and 2004 Stock Incentive Plans (Incorporated by reference to Exhibit 10(s) of our Annual Report on Form 10-K for the year ended December 31, 2007)
	(aa)	Form of Stock Option Agreement (as amended) under Pulte Homes, Inc. 2002 and 2004 Stock Incentive Plans (Incorporated by reference to Exhibit 10(t) of our Annual Report on Form 10-K for the year ended December 31, 2007)
	(ab)	Pulte Homes, Inc. Long Term Compensation Deferral Plan (As Amended and Restated Effective January 1, 2004) (Incorporated by reference to Exhibit 10(a) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)
	(ac)	Pulte Homes, Inc. Deferred Compensation Plan For Non-Employee Directors (Effective as of January 1, 2005) (Incorporated by reference to Exhibit 10(c) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)
	(ad)	Fifth Amended and Restated Security and Collateral Agreement by and among Pulte Mortgage LLC, JP Morgan Chase Bank, N.A., as administrative agent, and LaSalle Bank National Association, as collateral agent, dated as of May 16, 2006 (Incorporated by reference to Exhibit 10(a) of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
	(ae)	Sixth Amended and Restated Revolving Credit Agreement by and among Pulte Mortgage LLC, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities, Inc., as lead arranger and sole bookrunner, and LaSalle Bank National Association, as collateral agent, dated as of May 16, 2006 (Incorporated by reference to Exhibit 10(b) of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
(12)		Ratio of Earnings to Fixed Charges at December 31, 2008 (Filed herewith)
(21)		Subsidiaries of the Registrant (Filed herewith)
(23)		Consent of Independent Registered Public Accounting Firm (Filed herewith)
(31)	(a)	Rule 13a-14(a) Certification by Richard J. Dugas, Jr., President and Chief Executive Officer (Filed herewith)
	(b)	Rule 13a-14(a) Certification by Roger A. Cregg, Executive Vice President and Chief Financial Officer (Filed herewith)
(32)		Certification Pursuant to 18 United States Code § 1350 and Rule 13a-14(b) of the Securities Exchange Act of 1934 (Filed herewith)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PULTE HOMES, INC.
(Registrant)

February 26, 2009

By: /s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President
and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capabilities and on the dates indicated:

Signature	Title	Date
/s/ William J. Pulte William J. Pulte	Chairman of the Board of Directors	February 26, 2009
/s/ Richard J. Dugas, Jr. Richard J. Dugas, Jr.	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	February 26, 2009
/s/ Roger A. Cregg Roger A. Cregg	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2009
/s/ Vincent J. Frees Vincent J. Frees	Vice President and Controller (Principal Accounting Officer)	February 26, 2009
/s/ Brian P. Anderson Brian P. Anderson	Member of Board of Directors	February 26, 2009
/s/ Cheryl W. Grisé Cheryl W. Grisé	Member of Board of Directors	February 26, 2009
/s/ Debra Kelly-Ennis Debra Kelly-Ennis	Member of Board of Directors	February 26, 2009
/s/ David N. McCammon David N. McCammon	Member of Board of Directors	February 26, 2009
/s/ Patrick J. O'Leary Patrick J. O'Leary	Member of Board of Directors	February 26, 2009
/s/ Bernard W. Reznicek Bernard W. Reznicek	Member of Board of Directors	February 26, 2009
/s/ Alan E. Schwartz Alan E. Schwartz	Member of Board of Directors	February 26, 2009
/s/ William B. Smith William B. Smith	Member of Board of Directors	February 26, 2009
/s/ Richard G. Wolford Richard G. Wolford	Member of Board of Directors	February 26, 2009

Exhibit 12

PULTE HOMES, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($000's omitted)

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Earnings:					
Income (loss) from continuing operations before income taxes	$ (1,682,599)	$ (2,496,903)	$ 1,082,728	$ 2,277,014	$ 1,592,324
Add:					
Fixed charges	255,621	295,130	316,596	274,156	231,252
Amortization of capitalized interest	210,709	314,998	255,688	179,585	133,049
Subtract:					
Capitalized interest	(220,131)	(240,000)	(261,486)	(185,792)	(156,056)
Distributions in excess (less than) earnings of affiliates	14,580	39,038	4,814	10,670	(21,625)
Income as adjusted	$ (1,421,820)	$ (2,087,737)	$ 1,398,340	$ 2,555,633	$ 1,778,944
Fixed Charges:					
Interest expensed and capitalized	$ 229,157	$ 260,348	$ 290,282	$ 250,026	$ 212,418
Portion of rents representative of interest factor	23,810	23,336	25,889	24,130	18,834
Interest expense related to guaranteed debt of 50% or less owned affiliated *(a)*	2,654	11,446	425	-	-
Fixed Charges	$ 255,621	$ 295,130	$ 316,596	$ 274,156	$ 231,252
Ratio of earnings to fixed charges *(b)*	-	-	4.42	9.32	7.69

Note: The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis, except for our discontinued thrift operations, Mexico homebuilding operations, and Argentina operations, which have been excluded. Fixed charges is comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a) *Includes imputed interest related to certain guaranteed joint venture debt for which we have made or expect to make cash expenditures.*

(b) *Earnings for years ended December 31, 2008 and 2007 were inadequate to cover fixed charges. Additional earnings of $1.7 billion and $2.4 billion, respectively, would have been necessary to bring the ratio to 1.0.*

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Affiliates	Jurisdiction of Formation
56th and Lone Mountain, L.L.C.	Arizona
7601 River Road, Inc.	Delaware
7601 River Road, LP	Delaware
American Title of the Palm Beaches Corporation	Michigan
Andrea's Court, S.E.	Puerto Rico
Anthem Arizona L.L.C.	Arizona
Asset Seven Corp.	Arizona
August Woods, LLC	Maryland
Bel North, LLC	Maryland
BMD Development, LLC	Michigan
Butterfield Properties LLC	Ohio
Centerline Georgia Investor III LLC	Delaware
Chandler DJ Basin, LLC	Michigan
Chandler Natural Resources Corporation	Michigan
Contractors Insurance Company of North America, Inc., a Risk Retention Group	Hawaii
Controladora PHC, S DE R.L. DE C.V.	Monterrey, Nuevo Leon, Mexico
Corte Bella Golf Club, LLC	Michigan
Dean Realty Company	Michigan
Del E. Webb Development Co., L.P.	Delaware
Del E. Webb Foothills Corporation	Arizona
Del E. Webb Land Conservancy	Arizona
Del Webb Building Products LLC	Michigan
Del Webb California Corp.	Arizona
Del Webb Communities of Illinois, Inc.	Arizona
Del Webb Communities of Virginia, Inc.	Arizona
Del Webb Communities, Inc.	Arizona
Del Webb Community Management Co.	Arizona
Del Webb Construction Services Co.	Arizona
Del Webb Corporation	Delaware
Del Webb Home Construction, Inc.	Arizona
Del Webb Homes, Inc.	Arizona
Del Webb Limited Holding Co.	Arizona
Del Webb Mortgage LLC	Delaware
Del Webb Southwest Co.	Arizona
Del Webb Texas Limited Partnership	Arizona
Del Webb Texas Title Agency Co.	Arizona
Del Webb's Coventry Homes Construction Co.	Arizona
Del Webb's Coventry Homes of Nevada, Inc.	Arizona
Del Webb's Coventry Homes, Inc.	Arizona
Del Webb's Spruce Creek Communities, Inc.	Arizona
Del Webb's Sunflower of Tucson, Inc.	Arizona
Desarrolladores Urbanos (Canovanas) SE	Puerto Rico
Devtex Land, L.P.	Texas
DiVosta Building, LLC	Michigan
DiVosta Homes Holdings, LLC	Delaware
DiVosta Homes Marketing, Inc.	Florida
DiVosta Homes Sales, Inc.	Florida
DiVosta Homes, L.P.	Delaware
DR Super Block 1 South, LLC	Delaware
DW Homebuilding Co.	Arizona
Edinburgh Realty Corporation	Michigan
Evergreen-Hunt & Merrill Ranch, L.L.C.	Arizona
Fallsgrove Associates LLC	Maryland

SUBSIDIARIES OF THE REGISTRANT (continued)

Affiliates	Jurisdiction of Formation
Florida Building Products, LLC	Michigan
Fort Lincoln-Pulte Limited Liability Company	District of Columbia
GI Development Business Trust	Massachusetts
Grand Place Hayward, LLC	California
Grayhaven Estates Limited, L.L.C.	Michigan
Great Island Community, LLC	Michigan
Guaranteed Mortgage Corporation III	Michigan
H. D. Investments I, L.L.C.	Maryland
H.D. Whispering Creek, L.L.C.	Maryland
Harrison Hills, LLC	Maryland
Highlands One, a Maryland Limited Liability Company	Maryland
Hilltop Farms Development, LLC	Michigan
Homeland CC, LLC	Maryland
Homeland PG, LLC	Maryland
HydroSource Acquisitions, Inc.	Michigan
Jersey Meadows LLC	New Jersey
JNN Properties LLC	Michigan
Joliet Mortgage Reinsurance Company	Vermont
Kyle Acquisition Group, LLC	Nevada
LPC One Development Partners, LLC	Delaware
Lyons, LC	Maryland
Marquette Title Insurance Company	Vermont
Mayaguez Partners, S.E.	Puerto Rico
MCS Mountain Road, LLC	Maryland
Mountain View Two, LLC	Arizona
Nantar, S. DE R.L. DE C.v.	Monterrey, Nuevo Leon, Mexico
Noble Vista Development LLC	Michigan
North American Builders Indemnity Company	Hawaii
North Valley Enterprises, LLC	Nevada
Oceanside Village, LLC	Michigan
PC/BRE Springfield L.L.C.	Delaware
PC/BRE Venture L.L.C.	Delaware
PC/BRE Whitney Oaks L.L.C.	Delaware
PCIC Corporation	Michigan
PH Arizona LLC	Michigan
PH Relocation Services LLC	Michigan
PH Trust I	Delaware
PH Trust II	Delaware
PH1 Corporation	Michigan
PH3 Corporation	Michigan
PH4 Corporation	Michigan
PHC Title Corporation	Michigan
PHM Title Agency L.L.C.	Delaware
PHNE Business Trust	Massachusetts
PHS Virginia Holdings, LLC	Michigan
PHS Virginia Limited Partnership	Michigan
PHT Building Materials Limited Partnership	Michigan
PHT Operating Company LLC	Michigan
PHT Title Agency, L.P.	Texas
PHT Title Corporation	Michigan
PIMI Holdings LLC	Michigan
PL Roseville, LLC	California
PN II, Inc.	Nevada
PN III, LLC	Delaware
Potomac Yard Development LLC	Delaware

SUBSIDIARIES OF THE REGISTRANT (continued)

Affiliates	Jurisdiction of Formation
Potomac Yard Development Sole Member LLC	Delaware
Preserve I, Inc.	Michigan
Preserve II, Inc.	Michigan
Public Home Builders Council of America	Texas
Pulte Arizona Services, Inc.	Michigan
Pulte Aviation I LLC	Michigan
Pulte Bajio Construcciones, S. de R.L. de C.V.	Mexico
Pulte Building Products LLC	Michigan
Pulte Building Services LLC	Delaware
Pulte Building Systems Holding Company, L.L.C.	Nevada
Pulte Building Systems, L.L.C. (AZ)	Arizona
Pulte Building Systems, L.L.C. (NV)	Nevada
Pulte Chile Corporation	Michigan
Pulte Communities NJ, Limited Partnership	Michigan
Pulte Development Corporation	Michigan
Pulte Development New Mexico, Inc.	Michigan
Pulte Diversified Companies, Inc.	Michigan
Pulte Financial Companies, Inc.	Michigan
Pulte Funding, Inc.	Michigan
Pulte Georgia Holdings LLC	Michigan
Pulte Home Corporation	Michigan
Pulte Home Corporation of the Delaware Valley	Michigan
Pulte Home Sciences LLC	Michigan
Pulte Home Sciences of Virginia, LLC	Michigan
Pulte Homes of Greater Kansas City, Inc.	Michigan
Pulte Homes of Indiana, LLC	Indiana
Pulte Homes of Maryland LLC	Maryland
Pulte Homes of Michigan LLC	Michigan
Pulte Homes of Minnesota LLC	Minnesota
Pulte Homes of New England LLC	Michigan
Pulte Homes of New Mexico, Inc.	Michigan
Pulte Homes of New York LLC	Delaware
Pulte Homes of NJ, Limited Partnership	Michigan
Pulte Homes of Ohio LLC	Michigan
Pulte Homes of PA, Limited Partnership	Michigan
Pulte Homes of South Carolina, Inc.	Michigan
Pulte Homes of Texas, L.P.	Texas
Pulte Homes Tennessee Limited Partnership	Nevada
Pulte Interiors, Inc.	Michigan
Pulte International Building Corporation	Michigan
Pulte International Caribbean Corp.	Michigan
Pulte International Caribbean II, Limited Partnership	Michigan
Pulte International Corporation	Michigan
Pulte International Mexico Limited Partnership	Michigan
Pulte Land Company, LLC	Michigan
Pulte Michigan Services, LLC	Michigan
Pulte Midwest Title, Inc.	Arizona
Pulte Minnesota Holdings, LLC	Cayman Islands
Pulte Mortgage LLC	Delaware
Pulte Nevada I LLC	Delaware
Pulte Payroll Corporation	Michigan
Pulte Purchasing Corporation	Michigan
Pulte RC, LLC	Michigan
Pulte Real Estate Company	Florida

SUBSIDIARIES OF THE REGISTRANT (continued)

Affiliates	Jurisdiction of Formation
Pulte Realty Corporation	Arizona
Pulte Realty Holdings, Inc.	Michigan
Pulte Realty of Connecticut, Inc.	Michigan
Pulte Realty of New York, Inc.	New York
Pulte Realty of South Jersey, Inc.	Michigan
Pulte Realty, Inc.	Florida
Pulte SA Corporation	Michigan
Pulte Services California LLC	Michigan
Pulte Services Corporation	Michigan
Pulte SRL Holdings LLC	Michigan
Pulte Texas Holdings LLC	Michigan
Pulte Title Agency of Minnesota, L.L.C.	Minnesota
Pulte Title Agency of Ohio, Limited Liability Company	Ohio
Pulte Urban Renewal, LLC	New Jersey
Pulte.com, Inc.	Michigan
Pulte/BP Murrieta Hills, LLC	California
Quarter Horse LLC	Massachusetts
Radnor Homes, Inc.	Michigan
Rancho Diamante Investments, LLC	California
Residencias del Norte Limitada	Chile
RN Acquisition 2 Corp.	Nevada
Roseville Schools, LLC	California
Shiloh Farm Investments, LLC	Maryland
Shorepointe Village Homes, L.L.C.	Michigan
South Natick Hills, LLC	Michigan
Spa L Builders LLC	California
Springfield Golf Resort, L.L.C.	Arizona
Stetson Venture II, LLC	Arizona
Stone Creek Golf Club LLC	Florida
Sun City Title Agency Co.	Arizona
Sun State Insulation Co., Inc.	Arizona
Tallmadge Woods STP Associates LLC	New York
Terravita Home Construction Co.	Arizona
Thunderbird Lodge Holding Corp.	Arizona
Title Plant Corporation	Arizona
TVM Corporation	Michigan
Umerley Manor Oaks LLC	Maryland
Upper Gwynedd Development, Limited Partnership	Michigan
Wil Corporation	Michigan
Williams' Fields at Perry Hall, L.L.C.	Maryland

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-115570, Form S-8 No. 33-40102, Form S-8 No. 33-98944, Form S-8 No. 33-99218, Form S-8 No. 333-52047, Form S-8 No. 333-66284, Form S-8 No. 333-66286, Form S-8 No. 333-66322, Form S-8 No. 333-123223, Form S-8 No. 333-150961 and Form S-3 No. 333-133876) of Pulte Homes, Inc. and in the related Prospectuses of our reports dated February 4, 2009 with respect to the consolidated financial statements of Pulte Homes, Inc., and the effectiveness of internal control over financial reporting of Pulte Homes, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP

Detroit, Michigan
February 20, 2009

EXHIBIT 31(a)

CHIEF EXECUTIVE OFFICER'S CERTIFICATION

I, Richard J. Dugas, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Pulte Homes, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2009

/s/ Richard J. Dugas, Jr.

Richard J. Dugas, Jr.
President and Chief Executive Officer

EXHIBIT 31(b)

CHIEF FINANCIAL OFFICER'S CERTIFICATION

I, Roger A. Cregg, certify that:

1. I have reviewed this annual report on Form 10-K of Pulte Homes, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2009

/s/ Roger A. Cregg

Roger A. Cregg
Executive Vice President and
Chief Financial Officer

EXHIBIT 32

Certification
Pursuant to 18 United States Code § 1350 and
Rule 13a-14(b) of the Securities Exchange Act of 1934

In connection with the Annual Report of Pulte Homes, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 26, 2009

/s/ Richard J. Dugas, Jr.

Richard J. Dugas, Jr.
President and Chief Executive Officer

/s/ Roger A. Cregg

Roger A. Cregg
Executive Vice President and
Chief Financial Officer

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CORPORATE OFFICERS

William J. Pulte
Chairman of the Board and Company Founder

Richard J. Dugas, Jr.
President and Chief Executive Officer

Steven C. Petruska
Executive Vice President and Chief Operating Officer

Roger A. Cregg
Executive Vice President and Chief Financial Officer

James R. Ellinghausen
Executive Vice President, Human Resources

Steven M. Cook
Senior Vice President, General Counsel and Secretary

Peter J. Keane
Senior Vice President, Homebuilding Operations

Jerry R. Batt
Vice President, Chief Information Officer

Calvin R. Boyd
Vice President, Investor and Corporate Communications

Steven A. Burch
Vice President, Strategic Marketing

Janice M. Jones
Vice President, Merchandising

Anthony C. Koblinski
Vice President, Supply Chain

Gregory M. Nelson
Vice President and Assistant Secretary

Bruce E. Robinson
Vice President and Treasurer

Michael J. Schweninger
*Vice President and Controller**

Timothy M. Stewart
Vice President, Finance and Homebuilding Operations

*effective March 2, 2009

AREA & DIVISION MANAGEMENT

California Area

AREA PRESIDENT
J. Steven Kalmbach

Bay Area
Christopher C. Schimunek

Sacramento/Reno
Christopher B. Cady

Southern California
Christopher S. Haines

Southwest Area

AREA PRESIDENT
John J. Chadwick

Las Vegas
Scott R. Wright

Phoenix East
Curtis H. VanHyfte

Phoenix West
Samuel C. Colgan

Tucson
Shawn B. Chlarson

New Mexico
Shawn B. Chlarson

Pulte Building Systems
Michael L. Stucky

Great Lakes Area

AREA PRESIDENT
Patrick J. Beirne

Michigan
Steven S. Atchison

Cleveland
Anthony W. Barbee

Indianapolis
Anthony W. Barbee

Illinois
Brian M. Brunhofer

Minnesota
Patrick J. Beirne

Colorado
Matthew W. Mandino

Gulf Coast Area

AREA PRESIDENT
Harmon D. Smith

North Florida
Jay A. Thompson

Central Florida
Scott H. Campbell

South Florida
Ryan R. Marshall

Dallas
Charles A. Coleman

Houston
James A. Rorison

Central Texas
Laurin J. Darnell

Atlantic Coast Area

AREA PRESIDENT
Andrew C. Hill

New England
James R. McCabe

Metro New York/New Jersey
Paul R. Schneier

Delaware Valley
John P. Grierson

Mid-Atlantic
G. Louis Baker, III

Georgia
Alicia M. MacPhee

Charlotte
Jon S. Hardy

Raleigh
Stephen P. Schlageter

Tennessee
Andrew C. Hill

South Carolina Coastal
Jon R. Cherry

Puerto Rico

PRESIDENT
Francisco Arrivi

SENIOR EXECUTIVES

William J. Pulte
Chairman of the Board and Company Founder

Richard J. Dugas, Jr.
President and Chief Executive Officer

Steven C. Petruska
Executive Vice President and Chief Operating Officer

Roger A. Cregg
Executive Vice President and Chief Financial Officer

James R. Ellinghausen
Executive Vice President, Human Resources

Steven M. Cook
Senior Vice President, General Counsel and Secretary

Debra W. Still
President and Chief Executive Officer, Pulte Mortgage LLC

DIRECTORS

Brian P. Anderson (1)(3)
Former Chief Financial Officer, Office Max

Richard J. Dugas, Jr. (4)
President and Chief Executive Officer
Pulte Homes, Inc.

Cheryl W. Grisé (2)(3)
Retired Executive Vice President
Northeast Utilities

Debra J. Kelly-Ennis (1)(3)
President and Chief Executive Officer
Diageo Canada

David N. McCammon (1)(3)(4)(5)
Senior Partner
Strength Capital Partners, LLC
Retired Vice President of Finance
Ford Motor Company

Patrick J. O'Leary (1)(2)
Executive Vice President and
Chief Financial Officer, SPX Corporation

William J. Pulte
Chairman of the Board & Founder
Pulte Homes, Inc.

Bernard W. Reznicek (1)(2)
President and Chief Executive Officer
Premier Enterprises, Inc.

Alan E. Schwartz (4)
Partner
Honigman, Miller, Schwartz and Cohn, LLP

William B. Smith (2)(4)
Advisory Director
Morgan Stanley & Co., Incorporated

Richard G. Wolford (2)(4)
Chairman, President and Chief Executive Officer
Del Monte Foods Company

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Nominating and Governance Committee Member
(4) Finance Committee Member
(5) Lead Director

OPERATING SUBSIDIARIES

Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304

Pulte Mortgage LLC
7475 South Joliet Street
Englewood, Colorado 80112

INVESTOR INFORMATION

Information Requests

The Company's annual report to shareholders and proxy statement together contain substantially all the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals interested in receiving the annual report, Form 10-K, Form 10-Qs or other printed corporate literature should write to the Investor Relations Department at the corporate office or call (248) 647-2750.

Investor Inquiries

Shareholders, securities analysts, portfolio managers and others with inquiries about the Company should contact Calvin R. Boyd, Vice President of Investor and Corporate Communications, at the corporate office or call (248) 647-2750. Shareholders with inquiries relating to shareholder records, stock transfers, change of ownership, change of address and dividend payment should contact:

ComputerShare Trust Company N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
(877) 282-1168
www.computershare.com

Internet Address

Additional information about Pulte Homes may be obtained by visiting our website at www.pulte.com

Annual Meeting of the Shareholders

The annual meeting of shareholders of Pulte Homes, Inc. will be held at 8:30 a.m. (EDT), Thursday, May 14, 2009, at the Marriott Centerpoint in Pontiac, Michigan.

Common Stock Information

Ticker Symbol: PHM

Pulte Homes, Inc. is a component of the S&P 500 Composite Stock Price Index. Common stock of Pulte Homes, Inc. is listed and traded on the New York Stock Exchange, which is the principal market for the common stock, and is also traded on the Boston, Cincinnati, Midwest, Pacific and Philadelphia stock exchanges. Option trading in Pulte Homes, Inc. is conducted on the Chicago Board of Exchange.

Certain statements in this Annual Report to Shareholders for the year ended December 31, 2008 constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) adverse national and regional economic and business conditions, including further deterioration in the unemployment rate and the current downturn in the homebuilding industry; (2) interest rate changes and the availability of mortgage financing; (3) continued volatility and potential further deterioration in the debt and equity markets, which have adversely impacted the banking and mortgage finance industries, resulting in tightening of credit; (4) competition; (5) the availability and cost of land and other raw materials used by the Company in its homebuilding operations; (6) the availability and cost of insurance covering risks associated with the Company's business; (7) shortages and the cost of labor; (8) weather-related slowdowns; (9) slow growth initiatives and/or local building moratoria; (10) governmental regulation and the interpretation of tax, labor and environmental laws; (11) changes in consumer confidence and preferences; (12) required accounting changes; (13) terrorist acts and other acts of war; (14) the potential loss of tax benefits if we have an "ownership change" under IRC Section 382; and (15) other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See the Company's Annual Report on Form 10-K and this Annual Report to Shareholders for the year ended December 31, 2008 and other public filings with the Securities and Exchange Commission for a further discussion of these and other risks and uncertainties applicable to Pulte's business. Pulte undertakes no duty to update any forward-looking statement whether as a result of new information, future events or changes in Pulte's expectations.

Designed by Curran & Connors, Inc. / www.curran-connors.com

The 2008 Pulte Homes, Inc. Annual Report was printed using soy-based inks on recycled paper containing post consumer waste.* These inks are made from varnishes that use higher levels of renewable resources and produce lower levels of VOC emissions.

Environmental savings achieved using this paper is as follows:

- 135 trees preserved for the future
- 95.744 million BTUs of energy not consumed
- 57,418 gallons of wastewater flow saved
- 6,353 pounds of solid waste not generated
- 12,509 pounds of greenhouse gases prevented
- 390 pounds of water-borne waste not created

* The color section contained 100% post consumer waste, and the financial section contained 10% post consumer waste.

Sources:
mohawkpaper.com

PRINTED WITH SOY INK®

Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Bloomfield Hills, Michigan 48304

www.pulte.com :: www.delwebb.com :: www.divosta.com